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ARTICLE I DEFINITIONS		**1**
1.01	Definitions	1
1.02	Other Definitional Provisions	16
ARTICLE II THE MERGER		**17**
2.01	The Merger	17
2.02	Conversion of Equity Interests	17
2.03	Exchange of Units; Paying Agent	18
2.04	Options.	18
2.05	Certificate of Formation	20
2.06	Operating Agreement	20
2.07	Managers and Officers	20
2.08	Withholding	20
ARTICLE III THE CLOSING; MERGER CONSIDERATION ADJUSTMENT		**20**
3.01	The Closing	20
3.02	The Closing Transactions	21
3.03	Closing Cash Proceeds Adjustment	22
3.04	Earn-Out	24
ARTICLE IV CONDITIONS TO CLOSING		**26**
4.01	Conditions to the Purchaser's and the Merger Sub's Obligations	26
4.02	Conditions to the Company's Obligations	28
4.03	Conditions to All Parties' Obligations	28
4.04	Frustration of Closing Conditions	29
ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE COMPANY		**29**
5.01	Organization and Corporate Power	29
5.02	Subsidiaries	30
5.03	Authorization; No Breach	30
5.04	Equity Interests	31
5.05	Financial Statements	32
5.06	Absence of Certain Developments	33
5.07	Title to Properties	33
5.08	Tax Matters	34
5.09	Contracts and Commitments	35
5.10	Intellectual Property	38
5.11	Litigation	39
5.12	Governmental Consents	39
5.13	Employee Benefit Plans	39
5.14	Insurance	41
5.15	Environmental Matters	41
5.16	Affiliated Transactions	42
5.17	Brokerage	43
5.18	Permits; Compliance with Laws	43
5.19	International Trade Compliance	43
5.20	Employees	43
5.21	Customers and Suppliers	45

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5.22	Accounts Receivable, Unbilled Receivables	45
5.23	Products Warranties	45
5.24	Backlog	46
5.25	Anti-Corruption Matters	46
5.26	Bank Accounts	47
5.27	Indebtedness; Transaction Expenses	47
5.28	Liquidated Damages Reserve	47
5.29	Estimates-at-Completion	47
ARTICLE VI REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND MERGER SUB		**47**
6.01	Organization and Corporate Power	48
6.02	Authorization	48
6.03	No Violation	48
6.04	Governmental Bodies; Consents	48
6.05	Litigation	48
6.06	Brokerage	49
6.07	Investment Representation	49
6.08	Financing	49
6.09	Solvency	49
6.10	Access and Investigation	49
ARTICLE VII COVENANTS OF THE COMPANY		**50**
7.01	Conduct of the Business	50
7.02	Access to Books and Records	52
7.03	Regulatory Filings	52
7.04	Section 280G	52
7.05	Exclusive Dealing	53
ARTICLE VIII COVENANTS OF THE PURCHASER		**54**
8.01	Access to Books and Records	54
8.02	Director and Officer Liability and Indemnification	54
8.03	Regulatory Filings	55
8.04	Contact with Business Relations	55
8.05	Payments to Unitholders, Optionholders and Other Individuals	55
8.06	Credit Support	55
ARTICLE IX TERMINATION		**56**
9.01	Termination	56
9.02	Effect of Termination	56
ARTICLE X ADDITIONAL AGREEMENTS AND COVENANTS		**56**
10.01	Acknowledgement by the Purchaser	56
10.02	Further Assurances	57
10.03	Employees and Employee Benefits	57
10.04	Antitrust Notification	58
10.05	Groquip Sale Agreements.	59
10.06	Cooperation Regarding Additional Financial Statements	60

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SCHEDULES
Affiliated Transactions Schedule*
Authorization Schedule*
Backlog Schedule*
Bank Accounts Schedule*
Brokerage Schedule*
Capitalization Schedule*
Compliance with Laws Schedule*
Contracts Schedule*
Covenants Exceptions Schedule*
Customers and Suppliers Schedule*
Developments Schedule*
EAC Contract Schedule*
Employee Benefits Schedule*
Employees Schedule*
Environmental Matters Schedule*
Financial Statements Schedule*
Governmental Consents Schedule*
Holding Company Schedule*
Indebtedness Schedule*
Independent Contractor Schedule*
Insurance Schedule*
Intellectual Property Schedule*
International Trade Compliance Schedule*
Leased Real Property Schedule*
Liquidated Damages Reserve Schedule*
Litigation Schedule*
Owned Real Property Schedule*
Owned Real Property Title Exception Schedule*
Permits Schedule*
Permitted Liens Schedule*
Product Warranties Schedule*
Required Consents Schedule*
Severance Benefits Schedule*
Subsidiary Schedule*
Taxes Schedule*
Undisclosed Liabilities Schedule*
Unitholders Schedule*
Working Capital Schedule*

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EXHIBITS
Exhibit A	‑	Form of Certificate of Merger*
Exhibit B	‑	Form of Consulting Termination Agreement*
Exhibit C	‑	Form of Escrow Agreement*
Exhibit D	‑	Form of Letter of Transmittal*
Exhibit E	‑	Form of Option Cancellation Agreement*
Exhibit F	‑	R&W Insurance Policy*
Exhibit G	‑	Form of Estimated Closing Statement*
Exhibit H	‑	Rules of Engagement for Valuation Firm*
Exhibit I	‑	Form of Company Closing Certificate*
Exhibit J	‑	Form of Company Secretary's Certificate*
Exhibit K	‑	Form of Purchaser Closing Certificate*
Exhibit L	‑	Forms of Purchaser and Merger Sub Secretary's Certificates*

* Omitted. The Company hereby agrees to provide the Commission, upon request, copies of omitted exhibits and schedules to this exhibit required by Item 601(b)(2) of Regulation S-K.

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AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of October 12, 2016, is made by and among Downstream Holding, LLC, a Delaware limited liability company (the "Company"), CIRCOR International, Inc., a Delaware corporation (the "Purchaser"), Downstream Acquisition LLC, a Delaware limited liability company and wholly‑owned subsidiary of the Purchaser (the "Merger Sub"), and Sun Downstream, LP, a Delaware limited partnership (the "Representative"), as representative for the Unitholders and Optionholders. Capitalized terms used and not otherwise defined herein have the meanings set forth in Article I.
WHEREAS, the Purchaser desires to acquire one hundred percent (100%) of the Units in a reverse subsidiary merger transaction on the terms and subject to the conditions set forth herein;
WHEREAS, the respective boards of managers of the Purchaser, the Merger Sub and the Company have authorized, adopted and approved this Agreement and determined that this Agreement and the Merger are desirable and in the best interests of their respective organizations and equityholders; and
WHEREAS, the board of managers of the Merger Sub has recommended the Merger to its equityholders.
NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE 1
DEFINITIONS
1.01    Definitions. For purposes hereof, the following terms when used herein shall have the respective meanings set forth below:
"Affiliate" of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where "control" means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.
"Aggregate Cap" means an amount equal to the final Closing Cash Proceeds actually received by the Unitholders and Optionholders.
"Aggregate Capital Bookings" means the aggregate Capital Bookings during the Measurement Year.
"Agreement" is defined above in the Preamble.
"Audited Financial Statements" is defined in Section 5.05(a).
"Backlog Reference Date" is defined in Section 5.24.
"Business Day" means any day other than a Saturday, Sunday, or a day on which all banking institutions of New York, New York are authorized or obligated by Law or executive order to close.
"Cap" is defined in Section 11.01(c).

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"Capital Bookings" means the aggregate value under any order from a customer to the DeltaValve Capital Business in the form of an executed agreement (including an executed letter of intent) or a firm purchase order (excluding, for the avoidance of doubt, that certain purchase order from Tesoro Carson dated as of October 3, 2016), in each case, that includes a scope of work, price and a release to commence work, consistent with the past practice of DeltaValve, and to the extent not terminated or rescinded by the customer prior to expiration of the Measurement Year; provided that any value actually realized by the DeltaValve Capital Business under a terminated or rescinded executed agreement (including an executed letter of intent) or firm purchase order during the Measurement Year that would otherwise be deemed Capital Bookings in absence of such termination or rescission shall be deemed Capital Bookings.
"Capital Bookings Objection Notice" is defined in Section 3.04(a).
"Capital Bookings Statement" is defined in Section 3.04(a).
"Capital Lease Obligation" means, without duplication of any item that would otherwise be included in the term Indebtedness, any obligation (including accrued interest) of the Company or its Subsidiaries under a lease agreement that would be capitalized pursuant to GAAP. Notwithstanding the foregoing, Capital Lease Obligations shall not include any breakage costs, prepayment penalties or fees or other similar amounts payable in connection with any capitalized leases; provided, that Capital Lease Obligations shall include breakage costs, prepayment penalties or fees or other similar amounts in connection with a capitalized lease but only to the extent that the capital lease requires prepayment penalties or fees or other similar amounts in connection with the consummation of the transactions contemplated by this Agreement.
"Cash" means, as of a given time, an amount equal to the aggregate amount of all cash, cash equivalents and marketable securities of the Company and its Subsidiaries organized in the United States (excluding all outstanding security or similar deposits) minus the amount of any checks written (but not yet cashed) by the Company and its Subsidiaries organized in the United States.
"Certificate of Merger" means the certificate of merger in the form of Exhibit A.
"Certificate of Formation" is defined in Section 5.01.
"close of business" means 5:00 p.m. prevailing local time in New York, New York.
"Closing" is defined in Section 3.01.
"Closing Balance Sheet" is defined in Section 3.03(b).
"Closing Cash Proceeds" means (i) the Enterprise Value, minus (ii) the amount of Indebtedness outstanding as of 11:59 p.m. prevailing Eastern Time on the day immediately prior to the Closing, minus (iii) the amount of Capital Lease Obligations outstanding as of 11:59 p.m. prevailing Eastern Time on the day immediately prior to the Closing, plus (iv) the amount of Cash as of 11:59 p.m. prevailing Eastern Time on the day immediately prior to the Closing, plus (v) the amount of Non‑U.S. Cash as of 11:59 p.m. prevailing Eastern Time on the day immediately prior to the Closing, minus (vi) the amount (if any) by which Closing Working Capital is less than Target Working Capital, plus (vii) the lesser of (x) the amount (if any) by which Closing Working Capital is greater than Target Working Capital and (y) five million dollars ($5,000,000), plus (viii) the aggregate exercise price of all In the Money Options, minus (ix) the Representative Holdback Amount, minus (x) all Transaction Expenses, minus (xi) the Indemnification
Escrow Amount, minus (xii) the Purchase Price Adjustment Escrow Amount. For the avoidance of doubt, no items included in the definitions of Cash, Indebtedness, Capital Lease Obligations, Transaction Expenses,

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or Working Capital shall be double counted for any purposes under this Agreement, including, without limitation, purposes of calculating the Closing Cash Proceeds hereunder.
"Closing Consideration" is defined in Section 2.02(a).
"Closing Date" is defined in Section 3.01.
"Closing Statement" is defined in Section 3.03(b).
"Closing Working Capital" means Working Capital as of 11:59 p.m. prevailing Eastern Time on the day immediately prior to the Closing.
"Code" means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.
"commercially reasonable efforts" means the efforts that a commercially reasonable Person desirous of achieving a result would use in similar circumstances to achieve that result as expeditiously as reasonably practicable; provided, however, that, except as otherwise set forth herein, a Person required to use commercially reasonable efforts under this Agreement will not be thereby required to take any action that would reasonably be expected to result in a material adverse change in the benefits to such Person under this Agreement or the transactions contemplated hereby, to make any change to its business, to incur any fees or expenses (other than normal and usual filing fees, processing fees and incidental expenses, but, for the avoidance of doubt, shall not be required to incur any fees or expenses to obtain the consent of any third party to the transactions contemplated hereby), to commence any litigation or to incur any other material obligation or liability; provided, further, however, that for matters related to regulatory approvals and clearances, including, without limitation, as contemplated by Sections 8.03 and 10.04, "commercially reasonable efforts" shall not require the Purchaser's disposal of or holding separate any portion of its or its Affiliates' assets (including those of the Company and its Subsidiaries following the Closing).
"Company" is defined above in the Preamble.
"Company Documents" is defined in Section 5.03(a).
"Company Intellectual Property" means all Intellectual Property owned by the Company or any of its Subsidiaries, in whole or jointly owned.
"Company Registrations" means Intellectual Property Registrations that are registered, issued or filed in the name of, and owned by, the Company or any of its Subsidiaries, in whole or jointly owned.
"Company Fundamental Representations" means the representations and warranties set forth in the first sentence of Section 5.01, the second sentence of Section 5.02(a), Section 5.03(a), Section 5.04, and Section 5.17.
"Company Special Representations" means the representations and warranties set forth in the Section 5.19, Section 5.22, Section 5.23 and Section 5.25.
"Company Products" is defined in Section 5.23(c).
"Confidentiality Agreement" means that certain Confidentiality Agreement by and between the Company and the Purchaser, dated as of May 2, 2016.
"Consulting Agreement" means that certain Consulting Agreement by and between Downstream Aggregator and the Sun Consultant, dated as of May 29, 2015.

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"Consulting Termination Agreement" means a termination agreement in the form of Exhibit B.
"Covered Employees" is defined in Section 5.20(a).
"Credit Support" means any bank guaranties, letters of credit, letters of comfort, bid bonds or performance or surety bonds given by or on behalf of the Company or any of its Subsidiaries.
"Current Assets" means the current assets of the Company and its Subsidiaries (consisting of all current assets required to be set forth on a balance sheet prepared in accordance with GAAP) of the Company and its Subsidiaries; provided however, that Current Assets shall not include and be calculated without taking into account the effect of, if any: (i) current and deferred Income Taxes; (ii) deferred financing fees; (iii) LIFO reserves; (iii) receivables or holdbacks of purchase price relating to the disposition transactions effected by the Groquip Sale Agreements; (iv) all amounts due with respect to the accounts receivable of Petrobas RNEST, Lotus Energji FZE and Bariven S.A. related to the projects or invoices set forth on the Working Capital Schedule; (v) prepaid management fees of the Sun Consultant or any of its Affiliates; (vi) Cash; (vii) non‑U.S. Cash; and (viii) intercompany assets.
"Current Liabilities" means the current liabilities (consisting of all current liabilities required to be set forth on a balance sheet prepared in accordance with GAAP) of the Company and its Subsidiaries; provided however, that Current Liabilities shall not include and be calculated without taking into account the effect of, if any: (i) Indebtedness, including but not limited to (a) deferred revenue relating to non‑percentage of completion accounting projects of the Company and (b) reserves for liquidated damages; (ii) current and deferred Income Taxes; (iii) Transaction Expenses and (iv) intercompany liabilities.
"Customer Offerings" means (i) the proprietary products that (a) the Company or any of its Subsidiaries currently develops, manufactures, markets, distributes, makes available, sells or licenses to third parties, or (b) the Company or any of its Subsidiaries or their respective predecessors‑in‑interest have developed, manufactured, marketed, distributed, made available, sold or licensed to third parties since their respective inceptions, which the Company or any of its Subsidiaries currently maintains and supports, and (ii) the services that (a) the Company or any of its Subsidiaries currently provides or makes available to third parties, or (b) the Company or any of its Subsidiaries or their respective predecessors‑in‑interest have provided or made available to third parties in the past six (6) years, it being understood solely for purposes of this definition that references to the Company and the Subsidiaries means the Company's and the applicable Subsidiaries' predecessors‑in‑interest at any time prior to the Company's and the applicable Subsidiaries' existence during such time period.
"CW Agreement" means that certain Asset Purchase Agreement, dated as of May 29, 2015, by and among Tapco International Inc., Curtiss‑Wright Flow Control (UK) Limited, Curtiss‑Wright Flow Control Service Corporation, TapcoEnpro, LLC, DeltaValve, Groquip Integrated, Inc., TapcoEnpro UK, Ltd. and Curtiss‑Wright Corporation.
"CW Claim" is defined in Section 11.05(a).
"D&O Tail Policies" is defined in Section 8.02(a).
"Deductible" is defined in Section 11.01(b).
"Delaware Law" means the General Corporation Law of the State of Delaware.
"DeltaValve" means DeltaValve, LLC, a Delaware limited liability company.

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"DeltaValve Capital Business" means the provision of design, engineering, manufacturing, and installation associated with sales of highly engineered severe‑service valves, actuators, controls and other equipment primarily for the operation of delayed coking units, including centerfeeds and end‑of‑life replacement, by the Purchaser or any of its Affiliates (including the Surviving Company or its Subsidiaries) other than on an aftermarket basis, including repair, maintenance, overhaul, and other post‑sales services historically provided by the Company or its Subsidiaries.
"Disclosure Schedules" is defined in Article V.
"Downstream Aggregator" means Downstream Aggregator, LLC, a Delaware limited liability company.
"EAC" is defined in Section 5.29.
"EAC Contracts" is defined in Section 5.29.
"Earn‑Out Amount" means, if the Aggregate Capital Bookings, as finally determined pursuant to Section 3.04, is:
(i) less than forty-eight million four hundred forty-five thousand seven hundred fifty dollars ($48,445,750), zero;
(ii) equal to forty-eight million four hundred forty-five thousand seven hundred fifty dollars ($48,445,750), seven million five hundred thousand dollars ($7,500,000);
(iii) greater than forty-eight million four hundred forty-five thousand seven hundred fifty dollars ($48,445,750) but less than fifty-six million nine hundred ninety-five thousand dollars ($56,995,000), an amount equal to (x) seven million five hundred thousand dollars ($7,500,000) plus (y) seven million five hundred thousand dollars ($7,500,000) multiplied by (A) the Aggregate Capital Bookings, as finally determined pursuant to Section 3.04, minus forty-eight million four hundred forty-five thousand seven hundred fifty dollars ($48,445,750) divided by (B) eight million five hundred forty-nine thousand two hundred fifty dollars ($8,549,250); and
(iv) greater than or equal to fifty-six million nine hundred ninety-five thousand dollars ($56,995,000), fifteen million dollars ($15,000,000).
"Effective Time" is defined in Section 2.01(b).
"Electronic Delivery" is defined in Section 13.10.
"Employment Agreements" means the following documents, taken together: (a) that certain Employment Agreement, Inducement Award Agreement, Securities Purchase Agreement, Release of Claims, Confidentiality Agreement, and Employee Obligations and Non-Competition Agreement, each by and between the Purchaser and Ruben Lah, in the form as agreed between the parties (the "Lah Agreements"), and (b) that certain Employment Agreement, Inducement Award Agreement, Securities Purchase Agreement, Release of Claims, Confidentiality Agreement, and Employee Obligations and Non-Competition Agreement, each by and between the Purchaser and Troy Bengtzen, in the form as agreed between the parties (the "Bengtzen Agreements").
"Enterprise Value" means one hundred ninety‑five million dollars ($195,000,000).
"Environmental Laws" means all Laws as enacted and in effect on or prior to the Closing Date concerning pollution or protection of the environment, including all those relating to the presence, use,

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production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any hazardous materials, substances or wastes.
"ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.
"ERISA Affiliate" means any entity, trade or business (whether or not incorporated) that is a member of a controlled group including the Company or that is under common control with the Company within the meaning of Section 414 of the Code or Section 4001(a)(14) or 4001(b)(1) of ERISA.
"Escrow Agent" means Citibank, N.A., or its successor, in its capacity as such pursuant to the Escrow Agreement.
"Escrow Agreement" means an escrow agreement in the form of Exhibit C.
"Estimated Closing Cash Proceeds" is defined in Section 3.03(a).
"Estimated Closing Statement" is defined in Section 3.03.
"Excess Working Capital Balance" means, at any time of determination, an amount equal to (i) the amount (if any) by which Closing Working Capital is greater than Target Working Capital, as finally determined pursuant to Section 3.03, minus (ii) five million dollars ($5,000,000), minus (iii) any amount of the Excess Working Capital Balance applied to reduce any payment obligations of the Unitholders or Obligations hereunder prior to such date; provided, such amount shall in no event be less than zero.
"Exercisable Units" is defined in Section 2.04(b).
"Exploit" is defined in Section 5.10(c).
"Export Control Laws" is defined in Section 5.19(a).
"FCPA" is defined in Section 5.25.
"Financial Statements" is defined in Section 5.05(a).
"Forms of Contract Warranties" is defined in Section 5.23(a).
"GAAP" means U.S. generally accepted accounting principles, as applied by the Company on a consistent basis.
"Governmental Body" means any (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, or any political subdivision thereof, (ii) federal, state, provincial, local, municipal, foreign, or other government, or (iii) governmental or quasi‑governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, regulatory body or other entity and any court, arbitrator, or other tribunal).
"Groquip Cap" is defined in Section 11.01(c)(iii).
"Groquip Escrow Agreement" means that certain Escrow Agreement, dated as of April 29, 2016, by and among the Company, John H. Carter Co. Inc., and Citibank, N.A.

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"Groquip Purchase Agreement" means that certain Unit Purchase Agreement, dated as of April 29, 2016, by and among the Company, Groquip Tracker, LLC, Groth Equipment Corporation of Louisiana and John H. Carter Co., Inc.
"Groquip Sale Agreements" means, collectively, the Groquip Purchase Agreement and the Groquip Escrow Agreement.
"Hazardous Material" means any pollutant, toxic substance, hazardous waste, hazardous materials, hazardous substances, petroleum or petroleum‑containing products or other substance (including, without limitation, asbestos and asbestos‑containing materials), whether solid, liquid or gas, as defined in, or listed under, any Environmental Law due to its dangerous or deleterious properties or characteristics.
"HSR Act" means the Hart‑Scott‑Rodino Antitrust Improvements Act of 1976, as amended.
"In the Money Optionholder" means a holder of In the Money Options.
"In the Money Options" means all outstanding Options as to which the Per Unit Portion of the Estimated Closing Cash Proceeds (excluding, for this purpose, the adjustment for the Representative Holdback Amount) exceeds the applicable exercise price per unit of such Option.
"Income Taxes" mean the United States federal income Tax and any United States state or local or non‑U.S. net income Tax or any franchise, gross receipts, estimated accumulated earnings, business profits, or any similar Tax incurred in lieu of a Tax on net income (including all interest and penalties thereon or additional Tax or additional amounts in respect to the foregoing).
"Indebtedness" means, without duplication, as of any particular time (unless a specific time is noted in this definition, in which case, solely as of such time), (i) the amount of all indebtedness for borrowed money of the Company and its Subsidiaries (including any obligations in respect of loans or advances, unpaid principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, reimbursements, indemnities and all other amounts payable in connection therewith), (ii) liabilities of the Company and its Subsidiaries evidenced by bonds, debentures, notes or other similar instruments or debt securities and accrued but unpaid interest, premiums and penalties relating thereto, (iii) reimbursement obligations pursuant to any outstanding letters of credit, solely to the extent of amounts which are drawn and unpaid, (iv) liabilities of the Company and its Subsidiaries to pay the deferred purchase price of property or services other than trade payables incurred in the ordinary course of business and included in the calculation of Working Capital, (v) all liabilities of the Company and its Subsidiaries arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates, (vi) any deferred purchase price liabilities (contingent or otherwise) related to past acquisitions of the Company or any of its Subsidiaries (including with respect to any earnouts or similar payments), (vii) any "success fees" or bonuses, severance or change of control payments payable to employees of the Company or any of its Subsidiaries arising solely from or otherwise triggered solely by the Closing along with the employer portion of any payroll or similar Tax payable with respect thereto (excluding (a) any bonuses payable to any employee based on the performance of such employee or the performance of the Company or any of its Subsidiaries unrelated to the transactions contemplated hereby and (b) any consideration payable to any employee due to actions or decisions made by the Purchaser at or after the Closing), (viii) the amount of any accrued and unpaid severance obligations of the Company as of the Closing to the extent not included in Working Capital, (ix) without duplication of the foregoing, (a) the deferred revenue relating to non‑percentage of completion accounting projects of the Company (but excluding any amount included in the Company local trial balance account 260010) and (b)

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the Company's liquidated damage reserve, and (x) any guaranty of any of the foregoing; provided, that "Indebtedness" shall not include any such liabilities or obligations between the Company and any of its Subsidiaries or between any Subsidiary of the Company and another Subsidiary of the Company.
"Indemnification Escrow Account" is defined in Section 3.02(d).
"Indemnification Escrow Amount" means an amount equal to one million six hundred twelve thousand five hundred dollars ($1,612,500).
"Indemnification Escrow Funds" means the amount of cash held from time to time by the Escrow Agent in the Indemnification Escrow Account pursuant to the Escrow Agreement.
"Indemnified Party" is defined in Section 11.05(a).
"Indemnifying Party" is defined in Section 11.05(a).
"Indemnified Taxes" means any and all Income Taxes (i) imposed on the Company or its Subsidiaries for a Pre‑Closing Tax Period, (ii) of any member of an affiliated, consolidated, combined or unitary group of which the Company (or any predecessor) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502‑6 or any analogous or similar state, local or non‑U.S. law, and (iii) of any Person (other than the Company or its Subsidiaries) imposed on the Company or its Subsidiaries as a transferee or successor, by contract, indemnification agreement, or pursuant to any law, which Income Taxes relate to an event, agreement or transaction occurring on or before the Closing Date (excluding, in each case any contract or agreement entered into in the Ordinary Course of Business and the primary purposes of which is not related to Taxes); provided, however, that Indemnified Taxes shall exclude (1) any Taxes arising from a breach by Purchaser, the Company or its Subsidiaries of Section 12.01(a), (2) any Taxes arising from transactions or actions taken by the Purchaser, the Company or its Subsidiaries on the Closing Date after the Closing that are outside the Ordinary Course of Business and are not contemplated by this Agreement, or (3) any Taxes collected or withheld by the Company or its Subsidiaries with respect to events occurring through the Closing Date, the proceeds of which are held by the Company or its Subsidiaries and not taken into account in determining Cash or Non‑U.S. Cash; provided, further, that Indemnified Taxes shall be calculated by not taking into account (I) any additions to taxable income pursuant to Section 481 of the Code, or otherwise, attributable to the LIFO Termination Election and (II) any Transaction Tax Deductions.
"Indemnity Allocation Percentage" means, as to any Unitholder or Optionholder that has received any portion of the Merger Consideration, a fraction, (i) the numerator of which is the number of Units held by such Unitholder, plus the number of Units issuable upon exercise of In the Money Options held by such Unitholder or Optionholder immediately prior to the Effective Time, and (ii) the denominator of which is the total number of Units held by all Unitholders, plus the total number of Units issuable upon exercise of In the Money Options held by all Unitholders and Optionholders, immediately prior to the Effective Time.
"Independent Contractors" is defined in Section 5.20(d).
"Insurance Policies" is defined in Section 5.14.
"Intellectual Property" means all of the following in any jurisdiction throughout the world: (i) all patents, patent applications, utility models, design registrations and certificates of invention and other governmental grants for the protection of inventions or industrial designs (including all related continuations, continuations‑in‑part, divisionals, reissues and reexaminations); (ii) all registered trademarks and service marks, logos, corporate names and doing business designations and all registrations and applications for

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registration of the foregoing, common law trademarks and service marks, trade names and trade dress and other identifiers of source or goodwill, and all goodwill in the foregoing or symbolized thereby; (iii) Internet domain names; (iv) published and unpublished works, whether or not copyrightable (including all rights in Software), copyrights, designs, data and database rights, and registrations and applications for registration thereof, including moral rights of authors and all rights associated therewith; (v) inventions, invention disclosures, statutory invention registrations, discoveries, industrial designs, trade secrets and confidential business information, know‑how, manufacturing and product processes and techniques, and research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, whether patentable or nonpatentable, whether copyrightable or noncopyrightable, and whether or not reduced to practice; (vi) rights of privacy or publicity; and (viii) all other proprietary rights similar to the foregoing in any jurisdiction, and proprietary rights relating to any of the foregoing (including remedies against infringement thereof and rights of protection of interest therein) under the laws of all jurisdictions.
"Intellectual Property Registrations" means (i) all patents and patent applications, issued utility models, design registrations, and other Governmental Body statutory grants for the protection of inventions or industrial designs (including all related continuations, continuations‑in‑part, divisionals, reissues and reexaminations); (ii) all registered trademarks and service marks and applications to register trademarks and service marks; (iii) Internet domain names; and (iii) registered copyrights and applications to register copyrights.
"Interim Financial Statements" is defined in Section 5.05(a).
"IRS" is defined in Section 5.13(a).
"K&E LLP" is defined in Section 13.13(f).
"knowledge" means, with respect to the Company, the actual knowledge (after reasonable inquiry) of Ruben Lah, John Furka, Troy Bengtzen, Steve Seals, or Elango Narendran as of the time of determination.
"Latest Balance Sheet" is defined in Section 5.05.
"Law" means any law, rule, regulation, judgment, order, decree, or other pronouncement having the effect of law of any Governmental Body.
"LD Reserve" is defined in Section 5.28.
"LLC Agreement" is defined in Section 5.01.
"Lease" is defined in Section 5.07(b).
"Leased Real Property" is defined in Section 5.07(b).
"Letter of Transmittal" means a letter of transmittal in the form of Exhibit D.
"Liens" means liens, security interests, charges or encumbrances.
“LIFO Tax Liability” means an amount equal to thirty-eight percent (38%) of any additions to taxable income pursuant to Section 481 of the Code, or otherwise, attributable to the LIFO Termination Election and not included in taxable income of the Company and its Subsidiaries for the taxable year ended June 30, 2016, or otherwise in the calculation of Indemnified Taxes (i.e., the final three (3) years of the Section 481 adjustment).

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“LIFO Termination Election” is defined in Section 12.01(c).
"Losses" is defined in Section 11.01.
"Material Adverse Change" means any result, occurrence, fact, change or event that, individually or in the aggregate, has caused or would reasonably be expected to cause any materially adverse change to the financial condition, business or results of operations of the Company and its Subsidiaries, taken as a whole, or the ability of the Company and its Subsidiaries to consummate the transactions contemplated by this Agreement, but shall exclude any effect to the effect resulting or arising from: (i) any change in any Law; (ii) any change in interest rates or general economic conditions (including changes in the price of gas, oil or other natural resources); (iii) any change that is generally applicable to the industries in which the Company or any of its Subsidiaries operates; (iv) the announcement of the transactions contemplated by this Agreement and the other agreements referenced herein; (v) any action taken by the Purchaser or any of its Affiliates; (vi) any national or international political event or occurrence, including acts of war or terrorism; (vii) any actions required in order to obtain any waiver or consent from any Person or Governmental Body in connection with the transactions contemplated by this Agreement and the other agreements referenced herein; or (viii) any failure by the Company or any Subsidiary thereof to meet any projections, forecasts or estimates of revenue or earnings (it being understood that this clause (viii) shall not prevent a determination that any change, effect, event, occurrence, circumstance, state of facts or development underlying such failure to meet projections, forecasts or estimates has resulted in a Material Adverse Change (to the extent the effect(s) of such change, event, occurrence or development is not otherwise excluded from this definition of Material Adverse Change)); provided, that, in the case of the foregoing clauses (i), (ii), (iii) and (vi), if such effect disproportionately affects the Company and its Subsidiaries as compared to other Persons or businesses that operate in the industry in which the Company and its Subsidiaries operate, then the disproportionate aspect of such effect shall be taken into account in determining whether a Material Adverse Change has occurred or will occur.
"Measurement Year" means the period from (and including) October 1, 2016 through (and including) September 30, 2017.
"Merger" is defined in Section 2.01(a).
"Merger Consideration" means, collectively, the Unitholders' Merger Consideration and the Optionholders' Merger Consideration.
"Merger Sub" is defined above in the Preamble.

"Merger Sub Documents" is defined in Section 6.01.
"Non‑Recourse Party" means, with respect to a party, any of such party's former, current and future equityholders, controlling Persons, directors, officers, employees, agents, representatives, Affiliates, members, managers, general or limited partners, or assignees (or any former, current or future equity holder, controlling Person, director, officer, employee, agent, representative, Affiliate, member, manager, general or limited partner, or assignee of any of the foregoing).
"Non‑U.S. Cash" means, as of a given time, an amount equal to the aggregate amount of all cash, cash equivalents and marketable securities of the Company's Subsidiaries organized outside of the United States (excluding all outstanding security or similar deposits), minus the amount of any checks written (but not yet cashed) by such Subsidiaries; provided that if the amount of Non‑U.S. Cash exceeds £3,200,000 as of 11:59 p.m. prevailing Eastern Time on the day immediately prior to the Closing, then, for purposes of

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the determination of the Closing Cash Proceeds, Non‑U.S. Cash shall equal £3,200,000 plus (x) 81.25% multiplied by (y) the amount of Non‑U.S. Cash in excess of £3,200,000 as of 11:59 p.m. prevailing Eastern Time on the day immediately prior to the Closing.
"Objection Notice" is defined in Section 3.03(e).
"Option Cancellation Agreement" means an option and bonus cancellation agreement in the form of Exhibit E.
"Optionholders" is defined in Section 2.04(c).
"Optionholders' Closing Consideration" is defined in Section 2.04(b).
"Optionholders' Merger Consideration" is defined in Section 2.04(b).
"Options" means all options, warrants and rights to acquire Units which are exercisable (or will become exercisable as a result of the transactions contemplated hereby (whether pursuant to the terms of such options, warrants and rights, or at the election of the Company's board of managers)), as of Immediately prior to the Effective Time.
"Ordinary Course of Business" means the ordinary course of business consistent with past practice.
"Other Antitrust Regulations" mean all antitrust or competition Laws of any Governmental Body outside the United States.
"Owned Real Property Title Exceptions" means those matters set forth on the Owned Real Property Title Exceptions Schedule.
"Paying Agent" means Citibank, N.A., or its successor, in its capacity as such pursuant to a paying agent agreement between it and the Representative.
"Per Claim Threshold" is defined in Section 11.01(a).
"Permit" means any approvals, authorizations, consents, licenses, permits, franchises, waivers, exemptions, orders, registrations, certificates or other authorizations of a Governmental Body.
"Permitted Liens" means (i) Liens securing liabilities that are reflected or reserved against in the Latest Balance Sheet to the extent so reflected or reserved; (ii) Liens for Taxes not yet delinquent or that are being contested in good faith by appropriate proceedings, in each case, only to the extent adequate reserves with respect thereto are maintained on the Company's books in accordance with GAAP; (iii) mechanic's, materialmen's, and similar Liens arising or incurred in the ordinary course of business for amounts not yet due and payable or that are being contested in good faith by appropriate proceedings, in each case, only to the extent reserves with respect thereto are maintained on the Company's books in accordance with GAAP; (iv) Liens securing rental payments under capital lease arrangements; (v) Liens set forth on the Permitted Liens Schedule; (vi) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon that are imposed by any Governmental Body that are not violated by the current use or occupancy of such real property or the operation of the business or any violation of which would not constitute a Material Adverse Change; (vii) easements, rights, covenants, conditions and restrictions of record; (viii) licenses of Intellectual Property; and (ix) Liens to be released in accordance with Section 4.01(g).

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"Per Unit Portion" means a fraction, the numerator of which is one (1), and the denominator of which is the sum of (i) total number of Units issued and outstanding immediately prior to the Effective Time (other than Units held by the Company as treasury units or held by the Merger Sub), plus (ii) the number of Units issuable upon exercise of all In The Money Options.
"Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Body.
"Plan" means each pension, benefit, retirement, compensation (other than base salary or base wage rates), employment, consulting, profit‑sharing, deferred compensation, incentive, bonus, performance award, phantom equity, stock or stock‑based, change in control, retention, severance, vacation, paid time off, welfare, fringe‑benefit and other similar agreement, plan, policy, program or arrangement (and any amendments thereto), in each case whether funded or unfunded, including each "employee benefit plan" within the meaning of Section 3(3) of ERISA, whether or not tax‑qualified and whether or not subject to ERISA, which is sponsored, contributed to, or required to be contributed to by the Company or any of its Subsidiaries for the benefit of any current or former employee, officer, director, retiree, independent contractor or consultant of the Company (including or any of its Subsidiaries) or any spouse or dependent of such individual, or under which the Company or any of its Subsidiaries has or may have any liability.
"Pre‑Closing Tax Period" means any Tax period ending on or before the Closing Date and, with respect to a Straddle Period, the portion of such Tax period ending on the Closing Date.
"Pre‑Closing Tax Refund" is defined in Section 12.03(a).
"Predecessor Entity" is defined in Article V.
"Privileged Communications" is defined in Section 13.14.
"Purchase Price Adjustment Escrow Account" is defined in Section 3.02(e).
"Purchase Price Adjustment Escrow Amount" means an amount equal to two million five hundred thousand dollars ($2,500,000).
"Purchase Price Adjustment Escrow Funds" means the amount of cash held from time to time by the Escrow Agent in the Purchase Price Adjustment Escrow Account pursuant to the Escrow Agreement.
"Purchase Price Adjustments" is defined in Section 3.03(h).
"Purchaser" is defined above in the Preamble.
"Purchaser Adjustment Amount" is defined in Section 3.03(h)(i).
"Purchaser Documents" is defined in Section 6.01.
"Purchaser Indemnified Parties" is defined in Section 11.01.
"R&W Insurance Policy" means that certain representations and warranties insurance policy attached hereto as Exhibit F.
"Representative" is defined above in the Preamble.

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"Representative Holdback Amount" means an amount equal to five hundred thousand dollars ($500,000).
"Representative Non-Solicit Agreement" means that certain Non-Solicitation and Non-Competition Agreement by and between the Purchaser and the Representative's Affiliate in the form agreed to by the parties.
"Restrictive Covenant Agreements" means the Employment Agreements, the Representative Non-Solicit Agreement, and the Unitholder Restrictive Covenant Agreements, taken together.
"Required Consents" is defined in Section 4.01(h).
"Retained Employees" is defined in Section 10.03(a).
"Sale of the Business" means the occurrence of (i) any transaction or series of transactions pursuant to which any Person or group of related Persons (other than the Purchaser or its Subsidiaries) acquires (A) substantially all the assets of the DeltaValve Capital Business, (B) equity securities (or any rights to acquire, or convertible into or exchangeable for, any equity securities) of any of the Purchaser, the Surviving Company or DeltaValve possessing sufficient voting power under normal circumstances to elect a majority of the board of directors or equivalent governing body of any of the Purchaser, the Surviving Company or DeltaValve or (C) more than thirty percent (30%) of the fair market value of the assets owned by the Purchaser and its Subsidiaries on a consolidated basis (in either case, whether by merger, consolidation, sale or other transfer or disposition of the Purchaser's or any of its Subsidiaries' equity securities or consolidated assets whether in one or a series of transactions).
"Schedule" is defined in Article V.
"SEC" is defined in Section 13.01.
"Section 280G Approval" is defined in Section 7.04(b).
"Section 280G Payments" is defined in Section 7.04(a).

"Seller Adjustment Amount" is defined in Section 3.03(h)(ii).
"Seller Indemnified Parties" is defined in Section 11.03.
"Software" means computer software code, applications, utilities, development tools, diagnostics, databases and embedded systems, whether in source code, interpreted code, or object code form.
"Special Indemnity Cap" means an amount equal to (x) nineteen million five hundred thousand dollars ($19,500,000) minus (y) the aggregate amount of all recoveries for Losses by the Purchaser Indemnified Parties (i) hereunder, (ii) from the Predecessor Entity under the CW Agreement and (iii) under the R&W Insurance Policy, in each case, if any, with respect to the matters set forth Section 11.01(i) (other than with respect to any of the Company Fundamental Representations), Section 11.01(ii) and Section 11.01(iii).
"Straddle Period" is defined in Section 12.02(b).
"Subsidiary" means, with respect to any Person, any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or

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indirectly, by such Person or one (1) or more of the other Subsidiaries of such Person or a combination thereof, or any partnership, association or other business entity of which a majority of the partnership or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one (1) or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, association or other business entity or is or controls the managing director or general partner of such partnership, association or other business entity.
"Sun Consultant" means Sun Capital Partners Management VI, LLC, a Delaware limited liability company.
"Surviving Company" is defined in Section 2.01(a).
"Target Capital Bookings" means fifty-six million nine hundred ninety-five thousand dollars ($56,995,000).
"Target Working Capital" means twenty‑eight million four hundred sixty‑nine thousand dollars ($28,469,000).
"Tax" means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add on minimum, sales, use, transfer, registration, value added, excise, escheat, unclaimed property, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing.
"Tax Benefit" means any refund or credit of Taxes actually paid or credited or an actual reduction in the amount of Taxes that otherwise would have been paid, in each case determined on a with‑ and without‑ basis by the recipient of such benefit in good faith.
"Tax Proceeding" means any proceeding, judicial or administrative, involving Taxes or any audit, examination, deficiency asserted or assessment made by the Internal Revenue Service or any other taxing authority.
"Tax Returns" means any return, claims for refund, report, information return or other document (including schedules or any related or supporting information) filed or required to be filed with any Governmental Body in connection with the determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax.
"Third‑Party Claim" is defined in Section 11.05(a).
"Transaction Expenses" means, without duplication, to the extent not paid prior to the Closing, the amount of (i) all fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, brokers or other representatives and consultants; appraisal fees, costs and expenses; and travel, lodging, entertainment and associated expenses) incurred by the Company prior to Closing in connection with this Agreement or the transactions contemplated hereby, (ii) all fees payable by the Company or any of its Subsidiaries to any Unitholder, Optionholder or any Affiliate of any such party, including to the Sun Consultant, in connection with this Agreement or the transactions contemplated hereby, (iii) fifty percent (50%) of the cost of the premium, underwriting fees, diligence fees and surplus line taxes payable with respect to the R&W Insurance Policy, and (iv) the employer portion of any payroll or similar Tax with respect

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to payments to be made by the Company or any of its Subsidiaries to Optionholders pursuant to the terms of this Agreement.
“Transaction Tax Benefit Deductible” means an amount equal to thirty-eight percent (38%) of the Transaction Tax Deductions.
"Transaction Tax Deduction Benefit" is defined in Section 12.03(b).
"Transaction Tax Deductions" means any Tax deduction attributable to the payment of the Optionholders' Merger Consideration, Transaction Expenses, Indebtedness, any deduction for unamortized financing costs of the Company or any of its Subsidiaries, any stay bonuses, sale bonuses, transaction bonuses or other similar payments made or to be made by the Company or any of its Subsidiaries in connection with or resulting from the Closing (and the payment of any employment Taxes made in connection with the foregoing) and premium deductions arising from the repayment of indebtedness; provided, that to the extent permitted by Law, the parties shall make any reasonably available elections under Revenue Procedure 2011‑29, 2011‑18 I.R.B. to treat seventy percent (70%) of any success‑based fees that were paid as an amount that did not facilitate the Merger.
"Treasury Regulations" means the United States Treasury Regulations promulgated under the Code, and any reference to any particular Treasury Regulation section shall be interpreted to include any final or temporary revision of or successor to that section regardless of how numbered or classified.
"Unitholder" means each holder of Units.
"Unitholders' Closing Consideration" is defined in Section 2.02(a).
"Unitholders' Merger Consideration" is defined in Section 2.02(a).
"Unitholder Restrictive Covenant Agreements" means those certain Unitholder Restrictive Covenant Agreements agreed to between the Purchaser and certain Unitholders.
"Units" means each unit of the Company.
"Valuation Firm" is defined in Section 3.03(e).
"Virtual Data Room" means the information that is readable and otherwise made accessible to the Purchaser or any of its representatives in the electronic data room maintained by the Company on smartroom.com as of the date hereof.
"Waived Benefits" is defined in Section 7.04(a).
"WARN" means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any comparable or parallel state Laws governing plant closings and layoffs.
"Working Capital" means an amount, calculated as of 11:59 p.m. prevailing Eastern Time on the day immediately prior to the Closing, equal to the Current Assets less the Current Liabilities of the Company and its Subsidiaries. The Working Capital Schedule sets forth an example calculation of Working Capital for illustrative purposes.

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1.02    Other Definitional Provisions.
(a)    Accounting Terms. Accounting terms which are not otherwise defined in this Agreement have the meanings given to them under GAAP. To the extent that the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement will control.
(b)    "Hereof," etc. The terms "hereof," "herein" and "hereunder" and terms of similar import are references to this Agreement as a whole and not to any particular provision of this Agreement.
(c)    Successor Laws. Any reference to any particular Code section or any other Law will be interpreted to include any revision of or successor to that section regardless of how it is numbered or classified.
(d)    "Including," etc. The term "including" has the inclusive meaning frequently identified with the phrase "but not limited to" or "without limitation".
(e)    Singular and Plural Forms. Unless the context otherwise clearly indicates, each defined term used in this Agreement shall have a comparable meaning when used in its plural or in its singular form.
(f)    "Or". The word "or" is used in the inclusive sense of "or".
(g)    Internal References. References herein to a specific section, subsection, clause, recital, schedule or exhibit shall refer, respectively, to sections, subsections, clauses, recitals, schedules or exhibits of this Agreement, unless otherwise specified.
(h)    Gender. References herein to any gender shall include each other gender.
(i)    Heirs, Executors, etc. References herein to any Person shall include such Person's heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this Section 1.02(i) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement.
(j)    Capacity. References herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity.
(k)    Time Period. With respect to the determination of any period of time, the word "from" or "since" means "from and including" or "since and including," as applicable, and the words "to" and "until" each means "to and including".
(l)    Contract. References herein to any contract mean such contract as amended, supplemented or modified (including any waiver thereto).
(m)    Calendar Days. References to any period of days shall be deemed to be the relevant number of calendar days, unless otherwise specified.
(n)    Business Day. If the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day.

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(o)    "Dollar," etc. The terms "dollars" or "$" mean dollars in the lawful currency of the United States of America and all payments made pursuant to this Agreement shall be in United States dollars. The term "£" means the lawful currency of the United Kingdom.
(p)    Exchange Rate. For purposes of calculating the Closing Cash Proceeds, any Cash or Non‑U.S. Cash denominated in any non‑U.S. currency shall be converted to dollars by applying the applicable currency exchange rate set forth in the Wall Street Journal as of October 7, 2016.
ARTICLE 2
THE MERGER

2.01    The Merger.
(q)    At the Effective Time, the Merger Sub shall merge with and into the Company in accordance with Delaware Law (the "Merger"), whereupon the separate existence of the Merger Sub shall cease, and the Company shall be the surviving corporation (the "Surviving Company").
(r)    The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is specified in the Certificate of Merger (the "Effective Time").
(s)    From and after the Effective Time, the Surviving Company shall succeed to all the assets, rights, privileges, powers and franchises and be subject to all of the liabilities, restrictions, disabilities and duties of each of the Company and the Merger Sub, all as provided under Delaware Law.
2.02    Conversion of Equity Interests. At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof:
(a)    Each Unit issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive in cash (i) the Per Unit Portion of the Estimated Closing Cash Proceeds, payable to the holder thereof in accordance with the procedures set forth in Section 2.03, (ii) the Per Unit Portion of any amounts paid to the Representative or to the Paying Agent at the Representative's direction
(on behalf of the Unitholders and Optionholders) pursuant to Section 3.03, but subject to Section 13.13, (iii) the Per Unit Portion of any amounts paid to the Representative or to the Paying Agent at the Representative's direction (on behalf of the Unitholders and Optionholders) pursuant to Section 11.06, but subject to Section 13.13, (iv) the Per Unit Portion of any amounts paid to the Representative or the Paying Agent at the Representative's direction (on behalf of the Unitholders and Optionholders) pursuant to Section 11.08, but subject to Section 13.13, (v) the Per Unit Portion of the Indemnification Escrow Funds distributed to the Representative or to the Paying Agent at the Representative's direction (on behalf of the Unitholders and Optionholders) pursuant to the terms of the Escrow Agreement, Section 11.08 or otherwise, but subject to Section 13.13, (vi) the Per Unit Portion of the Purchase Price Adjustment Escrow Funds distributed to the Representative or to the Paying Agent at the Representative's direction (on behalf of the Unitholders and Optionholders) pursuant to the Escrow Agreement, Section 3.03 or otherwise, but subject to Section 13.13, (vii) the Per Unit Portion of any portion of the Representative Holdback Amount released by, or caused to be released by, the Representative (on behalf of the Unitholders and Optionholders) pursuant to Section 13.13(a) or otherwise, (viii) the Per Unit Portion of the Earn‑Out Amount, if any, determined to be payable to the Unitholders and the Optionholders pursuant to Section 3.04 and (ix) the Per Unit Portion of the Pre-Closing Tax Refund and/or Transaction Tax Deduction Benefits, if any, determined to be payable to the Unitholders

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and the Optionholders pursuant to Section 12.03. The aggregate consideration to which holders of Units become entitled pursuant to this Section 2.02(a) is collectively referred to herein as the "Unitholders' Merger Consideration" and the portion of the Unitholders' Merger Consideration payable solely with respect to clause (i) of this Section 2.02(a) is referred to herein as the "Unitholders' Closing Consideration".
(b)    Each Unit held immediately prior to the Effective Time by the Company as treasury stock or by the Merger Sub shall be canceled, and no payment shall be made with respect thereto.
(c)    Each unit of the Merger Sub's equity interests issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non‑assessable unit of the Surviving Company.
2.03    Exchange of Units; Paying Agent. The Paying Agent shall act as paying agent in effecting the exchange of cash for Units that are converted into the right to payment pursuant to Section 2.02. At or after the Effective Time, each Unitholder shall deliver to the Paying Agent a duly executed Letter of Transmittal. On the Closing Date but not prior to the occurrence of the Closing or, with respect to any Units with respect to which a duly executed Letter of Transmittal has not been delivered to the Paying Agent by the time of the occurrence of the Closing, one (1) Business Day after surrender of such Units, the Paying Agent shall pay each Unitholder who has delivered a duly executed Letter of Transmittal, the amount of cash to which he, she or it is entitled under Section 2.02. Until so surrendered and exchanged, each such Unit shall represent solely the right to receive the Merger Consideration into which the units it theretofore represented shall have been converted pursuant to Section 2.02, and neither the Paying Agent nor the Surviving Company shall be required to pay the holder thereof the cash to which he, she or it would otherwise have been entitled. Notwithstanding anything to the contrary, neither Purchaser, the Surviving Company nor the Paying Agent shall be liable to any Unitholder for Merger Consideration delivered to a Governmental Body if such delivery is required pursuant to any applicable abandoned property, escheat or similar Law.
2.04    Options.
(a)    The Company shall cause all outstanding Options to be canceled as of the Effective Time.
(b)    At the Effective Time, each In the Money Optionholder that has delivered to the Purchaser an Option Cancellation Agreement shall become entitled to receive in respect of such In the Money Option: (i) an amount in cash equal to the product of (A) the excess of the Per Unit Portion of the Estimated Closing Cash Proceeds over the applicable exercise price per share of such Option, multiplied by (B) the number of Units such holder could have purchased if such holder had exercised such Option in full (and paid the applicable exercise price in respect thereof) immediately prior to such time (the "Exercisable Units"), which amount shall be payable to the holder thereof at the Closing; (ii) an amount in cash equal to the product of (A) the Per Unit Portion of any amounts paid to the Representative or to the Paying Agent at the Representative's direction (on behalf of the Unitholders and Optionholders) pursuant to Section 3.03, but subject to Section 13.13, multiplied by (B) the number of Exercisable Units of such Optionholder; (iii) an amount in cash equal to the product of (A) the Per Unit Portion of any amounts paid to the Representative or to the Paying Agent at the Representative's direction (on behalf of the Unitholders and Optionholders) pursuant to Section 11.06, but subject to Section 13.13, multiplied by (B) the number of Exercisable Units of such Optionholder; (iv) an amount in cash equal to the product of (A) the Per Unit Portion of any amounts paid to the Representative or to the Paying Agent at the Representative's direction (on behalf of the Unitholders and Optionholders) pursuant to Section 11.08, but subject to Section 13.13, multiplied by (B) the number of Exercisable Units of such Optionholder; (v) an amount in cash equal to the product of (A) the Per Unit Portion of any amounts paid to the Representative or to the Paying Agent at the Representative's direction (on behalf of the Unitholders and Optionholders) pursuant to Section 12.02, but subject to Section 13.13,

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multiplied by (B) the number of Exercisable Units of such Optionholder; (vi) an amount in cash equal to the product of (A) the Per Unit Portion of the Indemnification Escrow Funds distributed to the Representative or to the Paying Agent at the Representative's direction (on behalf of the Unitholders and Optionholders) pursuant to the Escrow Agreement or otherwise, but subject to Section 13.13, multiplied by (B) the number of Exercisable Units of such Optionholder; (vii) an amount in cash equal to the product of (A) the Per Unit Portion of the Purchase Price Adjustment Escrow Funds distributed to the Representative or to the Paying Agent at the Representative's direction (on behalf of the Unitholders and Optionholders) pursuant to Section 3.03, the Escrow Agreement or otherwise, but subject to Section 13.13, multiplied by (B) the number of Exercisable Units of such Optionholder; (viii) an amount in cash equal to the product of (A) the Per Unit Portion of any portion of the Representative Holdback Amount released by, or caused to be released by, the Representative (on behalf of the Unitholders and Optionholders) pursuant to Section 13.13(a) or otherwise, multiplied by (B) the number of Exercisable Units of such Optionholder, (ix) an amount in cash equal to the product of (A) the Per Unit Portion of any portion of the Earn‑Out Amount, if any, distributed to the Representative or to the Paying Agent at the Representative's direction (on behalf of the Unitholders and Optionholders) pursuant to Section 3.04, but subject to Section 13.13, multiplied by (B) the number of Exercisable Units of such Optionholder, and (x) an amount in cash equal to the product of (A) the Per Unit Portion of any portion of the Pre-Closing Tax Refunds and/or Transaction Tax Deductions Benefits, if any, distributed to the Representative or to the Paying Agent at the Representative's direction (on behalf of the Unitholders and Optionholders) pursuant to Section 12.03, but subject to Section 13.13, multiplied by (B) the number of Exercisable Units of such Optionholder. The aggregate consideration to which Optionholders become entitled pursuant to this Section 2.04(b) is collectively referred to herein as the "Optionholders' Merger Consideration" and the portion of the Optionholders' Merger Consideration payable solely with respect to clauses (i) and (ii) of this Section 2.04(b) is referred to herein as the "Optionholders' Closing Consideration".
(c)    At the Effective Time, each holder of an Option that is not an In the Money Option (together with the In the Money Optionholders, the "Optionholders") shall be entitled to receive no consideration in respect thereof.
(d)    The Surviving Company or any of its Subsidiaries (as applicable) shall act as paying agent in effecting the payment of the Optionholders' Closing Consideration through the Surviving Company's or any of its Subsidiaries' (as applicable) payroll system on the next regularly scheduled payroll date after the Closing Date. The Surviving Company or any of its Subsidiaries (or any other Person that has any withholding obligation with respect to any payment made pursuant to this Section 2.04) shall be entitled to deduct and withhold from any payments to be made pursuant to this Section 2.04 any Taxes required to be deducted and withheld with respect to the making of such payments under the Code or any other applicable provision of Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Optionholder on behalf of whom such deduction and withholding was made. Furthermore, in order to ensure compliance with all applicable Tax withholding requirements, the Representative or the Paying Agent at the Representative's direction may pay or direct payment of any funds which are to be paid to or for the benefit of the Optionholders (including any portion of the Optionholders' Merger Consideration) to the Surviving Company or any of its Subsidiaries (as applicable) and have such amounts paid through the Surviving Company's or any of its Subsidiaries' (as applicable) payroll system on the next regularly scheduled payroll date after the date of receipt of such amounts. Upon payment of any such amounts to the Surviving Company or any of its Subsidiaries, the Representative or the Paying Agent, as applicable, shall be relieved of its obligation to pay such amounts to the Optionholders.

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2.05    Certificate of Formation. As of the Effective Time, the certificate of formation of the Surviving Company shall be amended and restated pursuant to the terms set forth in the Certificate of Merger, and as so amended and restated, shall be the certificate of formation of the Surviving Company until amended in accordance with applicable Law.
2.06    Operating Agreement. The operating agreement of the Merger Sub in effect at the Effective Time shall be the operating agreement of the Surviving Company (except that the title thereof shall read "Operating Agreement of Downstream Holding, LLC") and, as so amended and restated, shall be the operating agreement of the Surviving Company until amended in accordance with applicable Law.
2.07    Managers and Officers. From and after the Effective Time, until successors are duly elected or appointed in accordance with applicable Law (or their earlier resignation or removal), the managers and officers of the Merger Sub at the Effective Time shall be the managers and officers, as applicable, of the Surviving Company.
2.08    Withholding. The Purchaser and the Surviving Company (and any other Person that has any withholding obligation with respect to any payment made pursuant to this Agreement) and the Representative and the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration and any amounts otherwise payable pursuant to this Agreement to any Person such amounts as the Purchaser, the Surviving Company or such other Person is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable provision of Law; provided, that, except with respect to payments in the nature of compensation to be made to employees or former employees, the Purchaser or the Surviving Company, as applicable, shall provide the Representative with reasonable notice prior to withholding any amounts pursuant to this Section 2.08, and shall work in good faith with the Representative to minimize any such withheld amounts. To the extent that amounts are so withheld, such withheld amounts shall be timely paid over to the applicable Tax authority in accordance with applicable Law and shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

ARTICLE III
THE CLOSING; MERGER CONSIDERATION ADJUSTMENT

3.01    The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at 9:00 a.m. prevailing Eastern Time on the first Business Day following full satisfaction or due waiver of all of the closing conditions set forth in Article IV (other than those to be satisfied at the Closing) or on such other date as is mutually agreed to in writing by the Purchaser, the Company and the Representative. The date of the Closing is referred to herein as the "Closing Date".

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3.02    The Closing Transactions. Subject to the terms and conditions set forth in this Agreement, the parties hereto shall consummate the following transactions on the Closing Date:
(a)    the Company and the Merger Sub shall cause a duly executed copy of the Certificate of Merger to be filed with the Secretary of State of the State of Delaware and make all other filings or recordings required by Delaware Law in connection with the Merger;
(b)    the Purchaser shall deliver or cause to be delivered to the Paying Agent an aggregate amount equal to the Unitholders' Closing Consideration (for distribution by the Paying Agent to each Unitholder of such Unitholder's Per Unit Portion of the Estimated Closing Cash Proceeds as determined in accordance with Section 2.02), by wire transfer of immediately available funds to the account(s) designated by the Paying Agent;
(c)    the Purchaser shall, as instructed by the Representative, deliver or cause to be delivered to the Company an aggregate amount equal to the Optionholders' Closing Consideration (for distribution by the Company to each Optionholder of such holder's portion of the Estimated Closing Cash Proceeds as determined in accordance with Section 2.04), by wire transfer of immediately available funds to the account(s) designated by the Representative;
(d)    the Purchaser shall repay, or cause to be repaid, on behalf of the Company, all amounts necessary to discharge fully the then‑outstanding balance of all Indebtedness identified on the Indebtedness Schedule by wire transfer of immediately available funds to the account(s) designated by the holders of such Indebtedness;
(e)    the Purchaser shall deliver the Indemnification Escrow Amount to the Escrow Agent for deposit into an escrow account (the "Indemnification Escrow Account") established pursuant to the terms of the Escrow Agreement;
(f)    the Purchaser shall deliver the Purchase Price Adjustment Escrow Amount to the Escrow Agent for deposit into an escrow account (the "Purchase Price Adjustment Escrow Account") established pursuant to the terms of the Escrow Agreement;
(g)    the Purchaser shall deliver the Representative Holdback Amount by wire transfer of immediately available funds to the account(s) designated by the Representative;
(h)    the Purchaser shall pay, on behalf of the Company, all Transaction Expenses to the obligees of any Transaction Expenses unpaid and outstanding as of the Closing in the amounts specified in the applicable invoices provided to the Purchaser prior to the Closing to such account or accounts as directed in the such invoices; and
(i)    the Purchaser, the Merger Sub, the Company and the Representative (on behalf of the Unitholders and Optionholders) shall make such other deliveries as are required by Article IV.
For the avoidance of doubt, and notwithstanding anything contained herein to the contrary, (i) the failure of any Unitholder (other than the failure of the Representative in its capacity as a Unitholders hereunder to deliver its respective Letter of Transmittal) or Optionholder to satisfy any of the deliveries set forth in Section 2.03 and Section 2.04 shall not affect the Purchaser's obligations to deliver, with respect to the Unitholders, the Unitholder Closing Consideration to the Paying Agent pursuant to clause (b) of this Section 3.02 and, with respect to the Optionholders, the Optionholder Closing Consideration to the Company pursuant to clause (c) of this Section 3.02; and (ii) the provisions of clauses (d) and (h) of this Section 3.02 are intended for administrative convenience at Closing and neither the Purchaser nor Merger

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Sub will be deemed liable for the Indebtedness or Transaction Expense by virtue of this Section 3.02 other than the Purchaser's explicit obligations in the provisions of clauses (d) and (h) of this Section 3.02.
3.03    Closing Cash Proceeds Adjustment.
(e)    Prior to the Closing Date, the Company prepared and delivered to the Purchaser a good‑faith estimate of the Closing Cash Proceeds (the "Estimated Closing Cash Proceeds"), including each of the components thereof, based on the Company's books and records and other information then available, as attached hereto as Exhibit G (the "Estimated Closing Statement").
(f)    As promptly as practicable after the Closing, but in no event later than ninety (90) days after the Closing Date, the Purchaser shall prepare and deliver to the Representative a statement (the "Closing Statement") setting forth the Purchaser's calculation of the Closing Cash Proceeds, including each of the components thereof, and a consolidated balance sheet of the Company and its Subsidiaries as of 11:59 p.m. prevailing Eastern Time on the day immediately prior to the Closing, (the "Closing Balance Sheet").
(g)    The Closing Balance Sheet shall (i) be prepared, and Closing Working Capital shall be determined, in accordance with the definitions set forth herein, including but not limited to the definitions of Current Assets and Current Liabilities, and with the Working Capital Schedule, which was prepared in accordance with GAAP consistently applied with past practices of the Company. The post-Closing purchase price adjustment as set forth in this Section 3.03 is not intended to permit the introduction of different accounting methods, policies, practices, procedures, conventions, categorizations, definitions, or principles with respect to financial statements, their current or long term classification or presentation or otherwise (including with respect to the nature of accounts) from those set forth on, or reflected in, the Working Capital Schedule.
(h)    The Purchaser and its Subsidiaries (including the Surviving Company) shall (i) permit the Representative and its representatives to have reasonable access at reasonable times and on reasonable notice to the books, records and other documents (including work papers, schedules, financial statements, memoranda, etc.) pertaining to or used in connection with the preparation of the Closing Statement or the Closing Balance Sheet and the Purchaser's calculation of the Closing Cash Proceeds and provide the Representative with copies thereof (as reasonably requested by the Representative and subject to the execution of customary work paper access letters, if requested) and (ii) cause its personnel, employees and advisors (including accountants) and representatives to cooperate reasonably with the Representative and its representatives in connection with the Representatives review of the Closing Statement and the Closing Balance Sheet. If the Representative disagrees with any part of the Purchaser's calculation of the Closing Cash Proceeds as set forth on the Closing Statement or the Closing Balance Sheet, the Representative shall, within sixty (60) days after the Representative's receipt of the Closing Statement and the Closing Balance Sheet, notify the Purchaser in writing of such disagreement by setting forth the Representative's calculation of the Closing Cash Proceeds, including each of the components thereof, and describing in reasonable detail the basis for such disagreement (an "Objection Notice"). If an Objection Notice is not delivered to the Purchaser within such time period, then the Closing Statement, Closing Balance Sheet, and Closing Cash Proceeds as prepared by the Purchaser will be final, binding and non‑appealable by the parties hereto. If an Objection Notice is delivered to the Purchaser within such time period, then the Purchaser and the Representative shall negotiate in good faith to resolve their disagreements with respect to the computation of the Closing Cash Proceeds. In the event that the Purchaser and the Representative are unable to resolve all such disagreements within thirty (30) days after the Purchaser's receipt of such Objection Notice, the Purchaser and the Representative shall submit such remaining disagreements to Ernst & Young LLP or a

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nationally‑recognized valuation or consulting firm as is acceptable to the Purchaser and the Representative (the "Valuation Firm").
(i)    The Valuation Firm shall make a final and binding determination with respect to the computation of the Closing Cash Proceeds, including each of the components thereof, to the extent such amounts are in dispute, in accordance with the guidelines and procedures set forth in this Agreement and on Exhibit H. The Purchaser and the Representative shall cooperate with the Valuation Firm during the term of its engagement and shall use commercially reasonable efforts to cause the Valuation Firm to resolve all remaining disagreements with respect to the computation of the Closing Cash Proceeds, including each of the components thereof, as soon as practicable. The Valuation Firm shall consider only those items and amounts in the Purchaser's and the Representative's respective calculations of the Closing Cash Proceeds, including each of the components thereof, that are identified as being items and amounts to which the Purchaser and the Representative have been unable to agree. In resolving any disputed item, the Valuation Firm may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The Valuation Firm's determination of the Closing Cash Proceeds, including each of the components thereof, shall be based solely on written materials submitted by the Purchaser and the Representative (i.e., not on independent review) and on the definitions included herein. The determination of the Valuation Firm shall be conclusive and binding upon the parties hereto and shall not be subject to appeal or further review.
(j)    The costs and expenses of the Valuation Firm in determining the Closing Cash Proceeds, including each of the components thereof, shall be borne by the Purchaser, on the one hand, and the Representative (on behalf of the Unitholders and Optionholders), on the other hand, based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party. For example, if the Purchaser claims the Closing Cash Proceeds are one thousand dollars ($1,000) less than the amount determined by the Representative, and the Representative contests only five hundred dollars ($500) of the amount claimed by the Purchaser, and if the Valuation Firm ultimately resolves the dispute by awarding the Purchaser three hundred dollars ($300) of the five hundred dollars ($500) contested, then the costs and expenses of the Valuation Firm will be allocated sixty percent (60%) (i.e., 300 ÷ 500) to the Representative (on behalf of the Unitholders and Optionholders) and forty percent (40%) (i.e., 200 ÷ 500) to the Purchaser. Prior to the Valuation Firm's determination of Closing Cash Proceeds, (i) the Purchaser, on the one hand, and the Representative (on behalf of the Unitholders and Optionholders), on the other hand, shall each pay fifty percent (50%) of any retainer paid to the Valuation Firm and (ii) during the engagement of the Valuation Firm, the Valuation Firm will bill fifty percent (50%) of the total charges to each of the Purchaser, on the one hand, and the Representative (on behalf of the Unitholders and Optionholders), on the other hand. In connection with the Valuation Firm's determination of Closing Cash Proceeds, the Valuation Firm shall also determine, pursuant to the terms of the first and second sentences of this Section 3.03(g), and taking into account all fees and expenses already paid by each of Purchaser, on the one hand, and the Representative (on behalf of the Unitholders and Optionholders), on the other hand, as of the date of such determination, the allocation of its fees and expenses between the Purchaser and the Representative (on behalf of the Unitholders and Optionholders), which such determination shall be conclusive and binding upon the parties hereto.
(k)    Within five (5) Business Days after the Closing Cash Proceeds, including each of the components thereof, is finally determined pursuant to this Section 3.03:
(i)    if the Closing Cash Proceeds as finally determined pursuant to this Section 3.03 are less than the Estimated Closing Cash Proceeds, then (A) first, to the maximum extent, Purchaser shall offset against, and reduce, the Excess Working Capital Balance, if any, by the amount of such deficiency exceeds the Purchase Price Escrow Funds,

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and (B) second, if any such deficiency remains after the offset against the Excess Working Capital Balance, if any, pursuant to this Section 3.03(g)(i)(A) (such remaining deficiency, the "Purchaser Adjustment Amount"), then the Purchaser and the Representative shall cause the Escrow Agent to: (A) pay to the Purchaser from the Purchase Price Adjustment Escrow Funds an amount equal to the lesser of the Purchase Price Adjustment Escrow Funds and the Purchaser Adjustment Amount (provided that if the Purchaser Adjustment Amount is greater than the amount of the Purchase Price Adjustment Escrow Funds, the Unitholders and Optionholders shall each pay to the Purchaser their respective Per Unit portion of the amount by which the Purchaser Adjustment Amount exceeds the Purchase Price Escrow Funds), and (B) pay to the Representative or to the Paying Agent at the Representative's direction (on behalf of the Unitholders and Optionholders) the amount (if any) by which the amount of the Purchase Price Adjustment Escrow Funds is greater than the Purchaser Adjustment Amount; and
(ii)    if the Closing Cash Proceeds as finally determined pursuant to this Section 3.03 are greater than the Estimated Closing Cash Proceeds (the amount of such deficiency, the "Seller Adjustment Amount"), then (A) the Purchaser shall, or shall cause the Surviving Company or one or more of its Subsidiaries to, pay to the Representative or the Paying Agent at the Representative's direction (on behalf of the Unitholders and Optionholders) the Seller Adjustment Amount, and (B) the Purchaser and the Representative shall cause the Escrow Agent to pay to the Representative or the Paying Agent at the Representative's direction (on behalf of the Unitholders and Optionholders) all of the Purchase Price Adjustment Escrow Funds.
All payments to be made pursuant to this Section 3.03(h) (the "Purchase Price Adjustments") shall include interest on the Purchaser Adjustment Amount or the Seller Adjustment Amount, as applicable, at a rate per annum equal to the prime rate of interest reported from time to time in The Wall Street Journal, calculated on the basis of the actual number of days elapsed over three hundred sixty (360), from the Closing Date to the date of payment. All Purchase Price Adjustments, other than payments of stated interest, shall (x) be treated by all parties for tax purposes as adjustments to the Enterprise Value, to the extent permitted by Law, and (y) be made by wire transfer of immediately available funds to the account(s) designated by the Purchaser or the Representative, as applicable, it being understood that any payment to the Representative pursuant to this sentence is made for the benefit of the Unitholders and the Purchaser shall have no further obligation with respect to the Purchase Price Adjustment following delivery of the same in full to the Representative. The payments described in Section 3.03(h) shall be the sole and exclusive remedy of the Purchaser and the Representative for any and all claims arising under this Agreement with respect to this Section 3.03.
3.04    Earn‑Out.
(a)    On or prior to October 31, 2017, the Purchaser shall prepare and deliver to Representative a statement (the "Capital Bookings Statement") setting forth the Purchaser's calculation of Aggregate Capital Bookings, including the components thereof, together with reasonable supporting documentation with respect thereto; provided that, if the Purchaser fails to deliver the Capital Bookings Statement together with reasonable supporting documentation on or prior to October 31, 2017, then the Aggregate Capital Bookings shall be conclusively deemed to be equal to the Target Capital Bookings (and such determination shall be final, binding and nonappealable by the parties hereto). The Purchaser and its Subsidiaries (including the Surviving Company) shall (i) permit the Representative and its representatives to have reasonable access at reasonable times and on reasonable notice to the books, records and other documents (including work papers, schedules, financial statements, memoranda, etc.) pertaining to or used

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in connection with the preparation of the Capital Bookings Statement and the Purchaser's calculation of the Aggregate Capital Bookings and provide the Representative with copies thereof (as reasonably requested by the Representative and subject to the execution of customary work paper access letters, if requested) and (ii) cause its personnel, employees and advisors (including accountants) and representatives to cooperate reasonably with the Representative and its representatives in connection with the Representative's review of the Capital Bookings Statement. If the Representative disagrees with any part of the Purchaser's calculation of the Aggregate Capital Bookings as set forth on the Capital Bookings Statement, the Representative shall, within sixty (60) days after the Representative's receipt of the Capital Bookings Statement, notify the Purchaser in writing of such disagreement by setting forth the Representative's calculation of the Aggregate Capital Bookings, including each of the components thereof, and describing in reasonable detail the basis for such disagreement (a "Capital Bookings Objection Notice"). If a Capital Bookings Objection Notice is not delivered to the Purchaser within such time period, then the Capital Bookings Statement and Aggregate Capital Bookings as prepared by the Purchaser will be final, binding and nonappealable by the parties hereto. If a Capital Bookings Objection Notice is delivered to the Purchaser within such time period, then the Purchaser and the Representative shall negotiate in good faith to resolve their disagreements with respect to the computation of the Aggregate Capital Bookings. In the event that the Purchaser and the Representative are unable to resolve all such disagreements within thirty (30) days after the Purchaser's receipt of such Capital Bookings Objection Notice, the Purchaser and the Representative shall submit such remaining disagreements to the Valuation Firm. The parties acknowledge and agree that the determination of the Aggregate Capital Bookings shall be used solely for purposes of determining the Earn‑Out Amount and for no other purposes hereunder.
(b)    The Valuation Firm shall make a final and binding determination with respect to the computation of the Aggregate Capital Bookings, including each of the components thereof, to the extent such amounts are in dispute, in accordance with the guidelines and procedures set forth in this Agreement and on Exhibit H. The Purchaser and the Representative shall cooperate with the Valuation Firm during the term of its engagement and shall use commercially reasonable efforts to cause the Valuation Firm to resolve all remaining disagreements with respect to the computation of the Aggregate Capital Bookings, including each of the components thereof, as soon as practicable. The Valuation Firm shall consider only those items and amounts in the Purchaser's and the Representative's respective calculations of the Aggregate Capital Bookings, including each of the components thereof, that are identified as being items and amounts to which the Purchaser and the Representative have been unable to agree. In resolving any disputed item, the Valuation Firm may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The Valuation Firm's determination of the Aggregate Capital Bookings, including each of the components thereof, shall be based solely on written materials submitted by the Purchaser and the Representative (i.e., not on independent review) and on the definitions included herein. The determination of the Valuation Firm shall be conclusive and binding upon the parties hereto and shall not be subject to appeal or further review.
(c)    If the Aggregate Capital Bookings, as finally determined pursuant to this Section 3.04, are greater than or equal to 85% of the Target Capital Bookings, then, within five (5) Business Days after the Aggregate Capital Bookings are finally determined pursuant to this Section 3.04, the Purchaser shall, or shall cause the Surviving Company or one or more of its Subsidiaries to, pay the Earn‑Out Amount to the Representative or to the Paying Agent at the Representative's direction (on behalf of the Unitholders and Optionholders). If the Aggregate Capital Bookings, as finally determined pursuant to this Section 3.04, are less than 85% of the Target Capital Bookings, then the Purchaser shall not be required to pay any portion of the Earn‑Out Amount to the Unitholders or Optionholders and this Section 3.04 shall terminate with no further liability or obligation under this Section 3.04. Notwithstanding the foregoing, in the event of any Sale of the Company prior to the final determination of the Aggregate Capital Bookings pursuant to this Section 3.04, the maximum amount of the Earn‑Out Amount shall be automatically and immediately due

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and payable immediately prior to, and as a condition of, a Sale of the Business, and shall be paid to the Representative or to the Paying Agent at the Representative's direction (on behalf of the Unitholders and Optionholders). After the payment of the Earn‑Out Amount pursuant to this Section 3.04(c), no further payments will be required under this Section 3.04 and this Section 3.04 shall terminate with no further liability or obligation under this Section 3.04.
(d)    The Surviving Company and the Purchaser covenant and agree that from the Closing until the Earn‑Out Amount is paid or finally determined to not be payable in accordance with this Section 3.04, (i) neither the Purchaser nor any Affiliate of the Purchaser (including the Surviving Company and its Subsidiaries) shall take any action (or omit to take any action) with the intention of frustrating the achievement of the Target Capital Bookings during the Measurement Year, including, without limitation, entering into any transaction, however designated, which could reasonably be expected to reduce the Capital Bookings for the Measurement Year or otherwise frustrate the achievement of the Target Capital Bookings during the Measurement Year or transferring any material contracts, diverting any new business or arrangements from the Surviving Company or any of its Subsidiaries to the Purchaser or any other business unit or Affiliate of the Purchaser in a manner that could reduce the Capital Bookings for the Measurement Year or otherwise frustrate the achievement of the Target Capital Bookings during the Measurement Year, and (ii) the Surviving Company shall maintain its books and records in a manner adequate in all material respects to calculate Capital Bookings for the Measurement Year in accordance with this Agreement.
(e)    The payment of the Earn‑Out Amount, if any, pursuant to this Section 3.04 shall be treated by all parties for tax purposes as adjustments to the Enterprise Value, to the extent permitted by Law.
ARTICLE IV
CONDITIONS TO CLOSING
4.01    Conditions to the Purchaser's and the Merger Sub's Obligations. The obligations of the Purchaser and the Merger Sub to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver by the Purchaser and the Merger Sub in writing of the following conditions immediately prior to the Effective Time:
(j)    the representations and warranties set forth in Article V (other than the Company Fundamental Representations) of this Agreement shall have been true and correct as of the date of this Agreement and as of the Closing Date (disregarding for such purposes any qualifications as to "materiality" or "Material Adverse Change" set forth in such representations and warranties), except (i) to the extent that the failure of such representations and warranties to be true and correct does not constitute a Material Adverse Change, and (ii) for those representations and warranties which expressly relate to an earlier date (in which case such representations and warranties shall have been true and correct as of such earlier date except to the extent that the failure of such representations and warranties to have been true and correct as of such earlier date did not constitute a Material Adverse Change and disregarding for such purposes, any qualifications as to "materiality" or "Material Adverse Change" set forth in such representations and warranties);
(k)    the Company Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and as of the Closing Date, except for those representations and warranties that expressly relate to an earlier date (in which case such representations and warranties shall have been true and correct in all material respects as of such earlier date);

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(l)    the Company shall have performed or complied with in all material respects all of the covenants and agreements required to be performed by it or complied with under this Agreement at or prior to the Closing;
(m)    the Company shall have delivered to the Purchaser each of the following:
(i)    a certificate signed by an officer of the Company in the form of Exhibit I, dated as of the Closing Date, certifying that the conditions specified in Sections 4.01(a), 4.01(b) and 4.01(c) have been satisfied; and
(ii)    a certificate signed by the Secretary or the Assistant Secretary of the Company in the form of Exhibit J, dated as of the Closing Date, certifying as to (A) the certificate of formation and operating agreement (or equivalent governing documents) of the Company, (B) the resolutions adopted by the board of managers of the Company regarding this Agreement and the transactions contemplated hereby and (C) the names and signatures of the officers of the Company authorized to sign this Agreement;
(n)    a certificate, in customary form, certifying that Purchaser is exempt from withholding any portion of the Closing Cash Proceeds pursuant to Code Section 1445;
(o)    the Escrow Agreement shall have been executed by the Escrow Agent and the Representative and shall have been delivered to the Purchaser;
(p)    the Company shall have delivered to the Purchaser appropriate payoff letters from the holders of Indebtedness identified on the Indebtedness Schedule and shall have made customary arrangements for such holders of such Indebtedness to deliver all related Lien releases to the Purchaser as soon as practicable after the Closing;
(q)    the consents or approvals of all Persons set forth on the Required Consents Schedule (the "Required Consents") shall have been obtained and shall be in full force and effect;
(r)    the Representative shall have delivered to the Purchaser an executed equity commitment letter from Sun Capital Partners VI, L.P. in favor of the Representative in the form agreed between the parties;
(s)    there shall not have occurred a Material Adverse Change since the date of this Agreement;
(t)    the Sun Consultant shall have executed and delivered to the Company the Consulting Termination Agreement and a copy thereof shall have been delivered to the Purchaser;
(u)    the Representative shall have executed and delivered to the Escrow Agent the Representative's Letter of Transmittal and such Letter of Transmittal shall be in full force and effect subject only to notification to the Escrow Agent of consummation of the Merger, and a copy thereof shall have been delivered to the Purchaser;
(v)    the Representative shall have delivered to the Purchaser an executed Representative Non-Solicit Agreement;
(w)    Ruben Lah shall have delivered to the Purchaser an executed equity of the Lah Agreements; and

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(x)    Troy Bengtzen shall have delivered to the Purchaser an executed equity of the Bengtzen Agreements.

4.02    Conditions to the Company's Obligations. The obligation of the Company and the Representative (on behalf of the Unitholders and Optionholders) to consummate the transactions contemplated by this Agreement is subject to the satisfaction or waiver by the Company and the Representative in writing of the following conditions immediately prior to the Effective Time:
(l)    the representations and warranties set forth in Article VI shall have been true and correct in all material respects as of the date of this Agreement and as of the Closing Date;
(m)    the Purchaser and the Merger Sub shall have performed or complied with in all material respects all the covenants and agreements required to be performed by them or complied with under this Agreement at or prior to the Closing;
(n)    the Purchaser shall have delivered to the Company and the Representative (on behalf of the Unitholders and Optionholders) a certificate signed by an officer of the Purchaser in the form of Exhibit K, dated as of the Closing Date, certifying that the conditions specified in Sections 4.02(a) and 4.02(b) have been satisfied;
(o)    the Purchaser shall have delivered to the Company and the Representative (on behalf of the Unitholders and Optionholders) certificates in the form of Exhibit L signed by the Secretary or another authorized officer of the Purchaser or Merger Sub, as applicable, certifying as to (i) the certificate of formation and operating agreement (or equivalent governing documents) of the Purchaser and Merger Sub, (ii) the resolutions adopted by the board of directors or managers of the Purchaser and the Merger Sub regarding this Agreement and the transactions contemplated hereby and (iii) the names and signatures of the officers of the Purchaser and the Merger Sub authorized to sign this Agreement;
(p)    the Escrow Agreement shall each have been executed by the Escrow Agent and the Purchaser and shall have been delivered to the Company and the Representative (on behalf of the Unitholders and Optionholders);
(q)    the Purchaser shall have delivered to the Representative evidence reasonably satisfactory to the Representative that the Purchaser has caused all Credit Support that is outstanding immediately prior to the Closing to be either (i) cash collateralized in the amount required by the lenders providing such Credit Support, (ii) backstopped in the amount and in the form as required by the lenders providing such Credit Support, (iii) replaced in the amount and in the form required by the applicable beneficiaries or (iv) agreed in writing by the applicable beneficiaries to be no longer required and unconditionally released, in each case, as reasonably satisfactory to the Representative; and
(r)    the Merger Sub shall have paid all franchise Taxes due and payable by it immediately prior to the Effective Time.
4.03    Conditions to All Parties' Obligations. The obligation of each of the Company, the Representative (on behalf of the Unitholders and Optionholders), the Purchaser and the Merger Sub to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions as of immediately prior to the Effective Time:
(f)    the applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or been terminated, and all other material governmental filings, consents, authorizations and

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approvals that are required for the consummation of the transactions contemplated hereby and set forth on the Governmental Consents Schedule shall have been made and obtained;
(g)    no injunction, order, judgment, decision, determination, decree or ruling shall have been issued, promulgated, enacted or enforced by any Governmental Body restraining, enjoining or otherwise prohibiting the performance of this Agreement or the consummation of any of the transactions contemplated hereby, and no action or proceeding before any Governmental Body shall be pending wherein an unfavorable order, judgment, decision, determination, decree or ruling would prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded; and
(h)    this Agreement shall not have been terminated in accordance with Section 9.01.
4.04    Frustration of Closing Conditions. No party hereto may rely on the failure of any condition set forth in Section 4.01, 4.02 or 4.03, as the case may be, if such failure was caused by such party's material breach of any provision of this Agreement.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in the schedules accompanying this Article V (each, a "Schedule" and, collectively, the "Disclosure Schedules") the Company makes the representations and warranties, as of the date hereof and as of the Closing, set forth in this Article V. The Disclosure Schedules have been arranged for purposes of convenience in separate sections corresponding to the sections of this Article V; however, information disclosed on one section of the Disclosure Schedules shall be deemed to be disclosed on another section of the Disclosure Schedules or be deemed to be an exception to another representation and warranty in this Article V, in each case, if the relevance of such information to such other section of the Disclosure Schedules is reasonably apparent on its face. Capitalized terms used in the Disclosure Schedules and not otherwise defined therein have the meanings given to them in this Agreement. To the extent any representation and warranty in this Article V refers to a time period prior to the Company's or any of its Subsidiaries' existence and to the extent related to an Assumed Liability (as defined in the CW Agreement), such time period shall be understood to refer to (x) the Company and the applicable Subsidiaries for so long as they were in existence during such time period and (y) to the Asset Sellers (as defined in the CW Agreement (collectively, the "Predecessor Entity") during the portion of such period prior to the Company's existence, in the case of this clause (y), solely as relates to the Assumed Liabilities; provided, however, with respect to the representations and warranties in Sections 5.08, 5.15 and 5.25 that reference the acts, omissions or operations of the Predecessor Entity or any Person affiliated therewith, such acts, omissions or operations shall be solely limited to those to the extent related to the Purchased Assets (as defined under the CW Agreement).
5.01    Organization and Corporate Power. The Company is a limited liability company duly organized, validly existing and in good standing under Delaware Law, and the Company has all requisite power and authority to own and operate its properties and to carry on its businesses as now conducted. The Company is qualified to do business and is in good standing (or its equivalent) in every jurisdiction in which its ownership of property or the conduct of business as now conducted requires it to qualify, except where the failure to be so qualified would not constitute and would not reasonably be expected to constitute a Material Adverse Change. The Company has made available in the Virtual Data Room true, correct and complete copies of (a) its Certificate of Formation (as amended, restated or otherwise modified, the "Certificate of Formation") and Second Amended and Restated Limited Liability Company Agreement (as amended, restated or otherwise modified, the "LLC Agreement"), no amendments of which are pending; (b) all of its committee charters, codes of conduct or other comparable governing documents, in each case

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as amended through the date hereof, (c) all of the written consents and minutes of the meetings of the Company's board of managers and each committee thereof held since its inception; and (d) all of the written consents and minutes of the meetings of its members held since its inception. To the extent required under applicable Law or the Company's Certificate of Formation or LLC Agreement, all actions taken on behalf of the Company as of the date hereof have been, and as of the Closing Date will be, properly authorized by the Company's board of managers and its members, as applicable.
5.02    Subsidiaries.
(i)    The Company's Subsidiaries are listed on the Subsidiary Schedule. Each of the Company's Subsidiaries is duly formed or organized, validly existing and in good standing (or its equivalent, if applicable) under the applicable Laws of its jurisdiction of formation or organization, and each of the Company's Subsidiaries has all requisite power and authority to own and operate its properties and to carry on its businesses as now conducted. Except as set forth on the Subsidiary Schedule, neither the Company nor any of its Subsidiaries owns and neither the Company nor any of its Subsidiaries holds the right to acquire any stock, partnership interest or joint venture interest or other equity interest in any other corporation, organization or entity. Except as set forth on the Subsidiary Schedule, the Company owns, directly or indirectly, of record and beneficially, all equity interests in each of its Subsidiaries, free and clear of all Liens (other than Permitted Liens, Liens arising under applicable securities Laws and Liens that will be terminated at or prior to Closing in accordance with this Agreement), and all such equity interests are validly issued, fully paid and non‑assessable (to the extent such concept is applicable to such equity interests). Each of the Company's Subsidiaries is qualified to do business and is in good standing (or its equivalent) in every jurisdiction in which its ownership of property or the conduct of business as now conducted requires it to qualify, except where the failure to be so qualified would not constitute and would not reasonably be expected to constitute a Material Adverse Change.
(j)    The organizational documents of each of the Company's Subsidiaries, in each case as amended to date, current copies of which have been made available in the Virtual Data Room, are true, correct and complete, and no amendments thereto are pending. To the extent required under applicable Law or the organizational documents of the Company's Subsidiaries, all actions taken on behalf of the Company's Subsidiaries as of the date hereof have been, and as of the Closing Date will be, properly authorized by their respective boards of directors (or their equivalent) and equityholders, as applicable. The Company has made available in the Virtual Data Room true, correct and complete copies of (i) its Subsidiaries' committee charters, codes of conduct or other comparable governing documents, in each case as amended through the date hereof, (ii) all of the written consents and minutes of the meetings of its Subsidiaries' boards of directors (or their equivalent) and each committee of such boards of directors (or their equivalent) held since the respective Subsidiary's inception and (iii) all of the written consents and minutes of the meetings of its Subsidiaries' respective equity holders since their inception.
5.03    Authorization; No Breach.
(a)    The Company has full power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement to be executed by the Company in connection with the transactions contemplated by this Agreement (the "Company Documents"), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and each of the Company Documents by the Company and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all requisite corporate action, and no other corporate proceedings on its part are necessary to authorize the execution, delivery or performance of this Agreement. This Agreement has been, and each of the Company Documents will be at or prior to the

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Closing, duly and validly authorized, executed and delivered by the Company, and assuming that this Agreement and each of the Company Documents is a valid and binding obligation of the other parties hereto and thereto, this Agreement constitutes, and each of the Company Documents when so executed and delivered will constitute, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting creditors' rights or to general principles of equity.
(b)    Except for the requirements of the HSR Act, the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, as set forth on the Governmental Consents Schedule and as set forth on the Authorization Schedule, and assuming the accuracy of the information provided by the Purchaser and the Merger Sub regarding sales by geography, the execution, delivery and performance of this Agreement and each of the Company Documents by the Company and the consummation of the transactions contemplated hereby and thereby, or compliance by the Company or its Subsidiaries with any of the provisions hereof or thereof, do not and will not conflict with, result in any material breach of, require any notice or consent under, constitute a material default under (with or without notice or lapse of time or both), result in a material violation of, result in the creation of any Lien upon any properties or assets of the Company or any of its Subsidiaries under, give rise to any right of termination, cancellation or acceleration of any obligation or to loss of a benefit under, or give rise to any obligation of the Company or any of its Subsidiaries to make any material payment under, any provision of (i) the Company's or any of its Subsidiaries' articles of formation, operating agreement or other organizational documents, (ii) any contract required to be set forth on the Contracts Schedule, Employee Benefits Schedule or Affiliated Transactions Schedule, (iii) any outstanding judgment, order or decree applicable to the Company or any of its Subsidiaries or any of the material properties or assets of the Company or any of its Subsidiaries, or (iv) any applicable Law to which the Company or any of its Subsidiaries is subject.
5.04    Equity Interests.
(a)    As of the date hereof, (i) 1,000,000 Units of the Company are issued and outstanding and are held of record as indicated on the Unitholders Schedule and (ii) 74,000 Units issuable upon exercise of outstanding Options, which Options are held of record as indicated on the Unitholders Schedule. All of the outstanding Units have been, or upon issuance will be, validly issued and are fully paid. Except as set forth in the first sentence of this Section 5.04, there are no outstanding options, warrants, phantom units, scrip, rights to subscribe to, purchase rights, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock or securities containing any equity features of the Company or its Subsidiaries or rights derived therefrom, or contracts, commitments, understandings or arrangements, by which the Company is or may become bound to issue additional equity interests or options, warrants, phantom units, scrip, rights to subscribe to, purchase rights, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any equity interests of the Company or its Subsidiaries or rights derived therefrom.
(b)    Except as set forth on the Capitalization Schedule, there are no securities or rights of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is bound obligating the Company or any of its Subsidiaries to redeem or otherwise acquire any shares of capital stock or other equity interests of the Company or any of its Subsidiaries. Except as set forth on the Capitalization Schedule, neither the Company nor any of its Subsidiaries have outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the equityholders of the Company or any of its Subsidiaries on any matter. Except as set forth on the Capitalization Schedule, there are no voting trusts or other agreements or understandings to which the

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Company or any of its Subsidiaries is a party with respect to the voting of the equity interests of the Company or any of its Subsidiaries.
5.05    Financial Statements.
(a)    Attached to the Financial Statements Schedule are true, correct and complete copies of: (i) the unaudited consolidated balance sheet of Downstream Aggregator and its Subsidiaries as of September 30, 2016 (the "Latest Balance Sheet") and the unaudited consolidated statements of income and cash flows of Downstream Aggregator and its Subsidiaries for the three‑month period then ended (collectively with the Latest Balance Sheet, the "Interim Financial Statements"), and (ii) the audited consolidated balance sheet and statements of income, member's equity and cash flows of Downstream Aggregator and its Subsidiaries as of and for the period from the May 18, 2015 (date of inception) to June 30, 2016, together with the independent auditor's report thereon (the "Audited Financial Statements" and, collectively with the Interim Financial Statements, the "Financial Statements"). The Financial Statements have been prepared based upon the information contained in, and are in accordance with, in all material respects, the books and records of Downstream Aggregator and its Subsidiaries; have been prepared in conformity with GAAP consistently applied during the periods involved; and present fairly in all material respects the consolidated financial condition, cash flows and results of operations of Downstream Aggregator and its Subsidiaries as of the times and for the periods referred to therein; subject to, with respect to the Interim Financial Statements only and as indicated therein or in the notes thereto, (A) the absence of footnote disclosures and other presentation items, and (B) changes resulting from normal year‑end adjustments. The Financial Statements Schedule presents the material differences (which, except as noted therein, apply in the same manner to each of the periods from May 28, 2015 to June 30, 2015, July 1, 2015 to June 30, 2016 and July 1, 2016 to September 30, 2016, and as of June 30, 2015 and 2016 and September 30, 2016) that would be presented in financial statements of the Company as compared to the Financial Statements.
(b)    Except as set forth on the Undisclosed Liabilities Schedule, neither the Company nor any of its Subsidiaries has any liabilities other than those (i) fully reflected in, reserved against or otherwise described in the Financial Statements or the notes thereto, (ii) incurred in the Ordinary Course of Business since the date of the Latest Balance Sheet, (iii) arising under contracts and commitments described on the Contracts Schedule or under contracts and commitments entered into in the Ordinary Course of Business which are not required to be disclosed on the Contracts Schedule pursuant to Section 5.09 or (iv) that would not constitute a Material Adverse Change. All Subsidiaries of Downstream Aggregator that are required by GAAP to be consolidated in the Financial Statements have been so consolidated, which together with Downstream Aggregator, TapcoEnpro Tracker, LLC and DeltaValve Tracker, LLC are the only Subsidiaries of the Company that are required by GAAP to be consolidated in financial statements of the Company.
(c)    Except as set forth on the Holding Company Schedule or the Financial Statements Schedule, neither the Company, DeltaValve Tracker, LLC nor TapcoEnpro Tracker, LLC have any assets or liabilities.
(d)    Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or similar contract (including any contract relating to any transaction, arrangement or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose Person, on the other hand) where the purpose or intended effect of such arrangement is to avoid disclosure of any material transaction involving the Company or any of its Subsidiaries in the Financial Statements.

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5.06    Absence of Certain Developments. Except as set forth on the Developments Schedule and except as expressly contemplated by this Agreement, since June 30, 2016 through the date of this Agreement, neither the Company nor any of its Subsidiaries has engaged in any material transaction or otherwise operated the Company or such Subsidiaries in a manner that was not in the Ordinary Course of Business. Without limiting the generality of the foregoing, and except as set forth on the Developments Schedule and except as expressly contemplated by this Agreement, since June 30, 2016 through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that would have been prohibited by Section 7.01(b) if it had been taken after the date hereof and prior to the Closing Date.
5.07    Title to Properties.
(a)    The Company and its Subsidiaries own good and marketable title to, or hold a valid leasehold interest in, all of the tangible personal property used by them in the conduct of their business, free and clear of all Liens, except for Permitted Liens and Liens that will be terminated at or prior to the Closing. Each such item of material personal property is in all material respects in good operating condition and repair (subject to normal wear and tear, ongoing repairs or refurbishments in the ordinary course and obsolescence in the ordinary course), and is suitable for the purposes for which it is presently used. Without limiting the foregoing, each material item of inventory of the Company is (i) free of any material defect or other deficiency, and (ii) of a quality, quantity and condition usable and, as to products and finished goods, salable in the Ordinary Course of Business, subject, in each case, to the inventory write‑down reserve or other applicable reserve set forth on the Latest Balance Sheet. The inventory currently on‑hand is in an amount consistent with the inventory maintained by the Company and its Subsidiaries in the Ordinary Course of Business.
(b)    The Leased Real Property Schedule contains a list of all real property leased by the Company and its Subsidiaries (the "Leased Real Property"). The Company has made available in the Virtual Data Room a true and complete copy of the underlying lease with respect to each parcel of Leased Real Property (each, a "Lease"). Except as set forth on the Leased Real Property Schedule, with respect to each of the Leases: (i) either the Company or one (1) of its Subsidiaries has a valid and enforceable leasehold interest in each parcel or tract of real property leased by it (subject to (A) proper authorization and execution by the other party thereto, (B) applicable bankruptcy, insolvency, reorganization, moratorium and other laws affecting generally the enforcement of creditors' rights, and (C) general principles of equity); (ii) neither the Company nor any of its Subsidiaries has received written notice of any existing material defaults thereunder by the Company or its Subsidiaries (as applicable) nor, to the Company's knowledge, are there any existing material defaults by the lessor thereof; and (iii) no event has occurred that (with notice, lapse of time or both) would constitute a material breach or default thereunder by the Company or its Subsidiaries (as applicable) or, to the Company's knowledge, any other party thereto.
(c)    Except as set forth on the Owned Real Property Schedule, neither the Company nor any of its Subsidiaries owns any real property. With respect to each parcel of real property listed on the Owned Real Property Schedule:
(i)    either the Company or a Subsidiary of the Company owns good and marketable title to such parcel of real property, free and clear of all Liens, other than (A) real estate Taxes and installments of special assessments not yet delinquent, (B) easements, covenants, conditions and restrictions of record, (C) utility easements, building restrictions, zoning restrictions and other easements and restrictions that are not violated by existing usage of and improvements on such property (except for any such violations that would not, individually or in the aggregate, reasonably be expected to cause a Material Adverse Change), (D) matters that would be disclosed by an accurate survey of each parcel of real property, (E) public roads and highways, (F) other encumbrances and exceptions set forth

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on the Owned Real Property Schedule and the Owned Real Property Title Exceptions Schedule, and (G) Permitted Liens;
(ii)    there are no leases, subleases, licenses, concessions or other agreements entered into by or otherwise to the knowledge of the Company granting to any party or parties the right of use or occupancy of any portion of such parcel of real property other than those constituting Permitted Liens;
(iii)    there are no outstanding options or rights of first refusal to purchase such parcel of real property, any portion thereof or interest therein granted by or otherwise to the knowledge of the Company;
(iv)    the buildings and improvements located thereon are in a state of good condition and repair, reasonable wear and tear excepted, and are suitable for the purposes for which they are presently used and, to the Company's knowledge, there are no material repair or restoration works ongoing or needed in connection with any of such buildings or improvements other than customary and prudent repairs and maintenance;
(v)    neither the Company, any of its Subsidiaries, nor, to the Company's knowledge, any Predecessor Entity, has received any written notice, demand letter, complaint or other communication from any Person or Governmental Body alleging a violation of or making a claim under the Owned Real Property Title Exceptions; and
(vi)    none of the Owned Real Property Title Exceptions are currently causing or would be reasonably be expected to cause a material and adverse impact to the business of the Company or any of its Subsidiaries.
(d)    Upon the Closing, Purchaser will have all of the material assets, properties, contracts and rights, tangible and intangible, reasonably necessary and otherwise used to conduct the business of the Company and its Subsidiaries as conducted as of immediately prior to the date hereof by the Company and its Subsidiaries.
(e)    To the Company's knowledge, all easements, covenants, conditions and restrictions affecting the Owned Real Property are set forth on the Owned Real Property Title Exceptions Schedule.
5.08    Tax Matters. Except as set forth on the Taxes Schedule, (a) the Company and its Subsidiaries and, to the Company's knowledge, the Predecessor Entity, all have filed all Income Tax Returns and other material Tax Returns required to be filed by them, and all such Tax Returns were correct and complete in all material respects and were prepared in material compliance with all applicable Law, (b) all Income Taxes and other material Taxes due and owing by the Company and its Subsidiaries and, to the Company's knowledge, the Predecessor Entity, (whether or not shown on any Tax Return) have been fully paid or properly accrued, except to the extent of the reserve established by the Company and its Subsidiaries for uncertain Tax positions set forth on their books in accordance with GAAP and to be set forth on the Closing Balance Sheet; (c) all material Taxes which the Company or any of its Subsidiaries and, to the Company's knowledge, the Predecessor Entity, is or was (as applicable) obligated to withhold from amounts owing to any employee, creditor or third‑party have been fully paid or properly accrued; (d) neither the Company nor of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return; (e) in the past two (2) years, no claim has ever been made by an authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction; (f) there are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Company and its Subsidiaries; (g) no federal, state, local, or non‑U.S.

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tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to the Company or any of its Subsidiaries or, to the Company's knowledge, the Predecessor Entity; (h) in the past three (3) years, neither the Company nor any of its Subsidiaries has received from any federal, state, local, or non‑U.S. taxing authority (including jurisdictions where the Company and its Subsidiaries have not filed Tax Returns), any (i) notice indicating an intent to open an audit or other review with respect to the Predecessor Entity, the Company or its Subsidiaries, (ii) request for information related to Tax matters with respect to the Predecessor Entity, the Company or any of the Company's Subsidiaries, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against the Company or Predecessor Entity, as applicable; (i) the Company has made available to the Purchaser correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company or any of its Subsidiaries filed or received since January 1, 2012; (j) the Company and its Subsidiaries have not waived, and to the knowledge of the Company, the Predecessor Entity has not waived, any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension is still in effect; (k) neither the Company nor any of its Subsidiaries is a party to or bound by any Tax allocation or sharing agreement (except for any agreement entered into in the Ordinary Course of Business and not primarily related to Taxes); (l) the Company and each Subsidiary (A) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return and (B) does not have any Liability for the Taxes of any Person (other than the Company) under Treasury Regulations Section 1.1502‑6 (or any similar provision of state, local, or non‑U.S. Law), as a transferee or successor, or by contract; (m) the Company and its Subsidiaries will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting (other than the LIFO Termination Election) or use of an improper method of accounting (excluding, for avoidance of doubt, any methods of accounting associated with the use of the LIFO method tax accounting) for a taxable period ending on or prior to the Closing Date; (ii) "closing agreement" as described in Code Section 7121 (or any corresponding or similar provision of state, local, or non‑U.S. income Tax Law) executed on or prior to the Closing Date; (iii) intercompany transaction or excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local, or non‑U.S. income Tax Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date; (n) in the past two (2) years, neither the Company nor any of its Subsidiaries have distributed equity of another Person, or have had their equity distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code Section 355 or 361; (o) the Company and any of its Subsidiaries is not and has not been a party to any "listed transaction," as defined in Code Section 6707A(c)(2) and Treasury Regulations Section 6011‑4(b)(2); (p) the Taxes Schedule lists all the states with respect to which the Company or any of its Subsidiaries is required to file any income or franchise Tax Return; (q) the sum of Indemnified Taxes and the LIFO Tax Liability does not exceed the greater of (i) the Transaction Tax Benefit Deductible and (ii) six million five hundred thousand dollars ($6,500,000); and (r) the sum of (i) the Optionholders' Merger Consideration to the extent such Optionholders are U.S. residents, (ii) the payments described in clause (vii) of the term "Indebtedness," (iii) the payments described in clause (iv) of the term "Transaction Expenses," (v) prepayment premiums and penalties and reimbursement of legal fees associated with the payment of any Indebtedness at or in connection with the Closing, and (vi) any unamortized debt issuance costs or deferred finance fees associated with any Indebtedness paid at or in connection with the Closing shall, in the aggregate, be not less than fourteen million five hundred thousand dollars ($14,500,000).
5.09    Contracts and Commitments.
(a)    Except as set forth on the Contracts Schedule, neither the Company nor any of its Subsidiaries is a party to any:

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(vii)    collective bargaining agreement;
(viii)    bonus, pension, profit sharing, retirement or other form of deferred compensation plan, other than as set forth in Section 5.13 or the Disclosure Schedules relating thereto;
(ix)    stock purchase, stock option or similar plan;
(x)    contract for the employment of any officer, individual employee or other person on a full‑time or consulting basis providing for base compensation in excess of one hundred fifty thousand dollars ($150,000) per annum;
(xi)    agreement or indenture relating to the borrowing of money or to mortgaging, pledging or otherwise placing a Lien (other than a Permitted Lien) on any portion of the assets or properties of the Company or any of its Subsidiaries;
(xii)    guaranty of any obligation for borrowed money or other material guaranty;
(xiii)    lease or agreement under which it is lessee of, or holds or operates any personal property owned by any other party, for which the annual rental exceeds two hundred thousand dollars ($200,000);
(xiv)    lease or agreement under which it is lessor of or permits any third‑party to hold or operate any property, real or personal, for which the annual rental exceeds two hundred thousand dollars ($200,000);
(xv)    other than purchase orders entered into in the Ordinary Course of Business, contract or group of related contracts with any supplier required to be listed on the Customers and Suppliers Schedule;
(xvi)    other than purchase orders entered into in the Ordinary Course of Business, contract or group of related contracts with any customer required to be listed on the Customers and Suppliers Schedule;
(xvii)    material contract, arrangement or agreement with an agent, sales representative, distributor, reseller or dealer of the Company or any of its Subsidiaries;
(xviii)    materials, manufacturing, requirements or supply agreements or purchase orders not entered into in the Ordinary Course of Business, whether written or oral, for which the Company or any of its Subsidiaries has made payments in excess of two hundred thousand dollars ($200,000) in the last fiscal year, and materials, manufacturing, requirements or supply agreements or purchase orders entered into in the Ordinary Course of Business, whether written or oral, for which the Company or any of its Subsidiaries has made payments in excess of three hundred fifty thousand dollars ($350,000) in the last fiscal year;
(xix)    contract or agreement that prohibits the Company or any of its Subsidiaries from freely engaging in business anywhere in the world;
(xx)    contract or agreement relating to the acquisition, issuance, voting, registration, sale or transfer, preemptive rights, participation rights, rights of first refusal, repurchase or redemption rights of or with respect to any securities of the Company or its

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Subsidiaries (other than as set forth in Section 5.13 or the Disclosure Schedules relating thereto);
(xxi)    contract or group of related contracts with respect to which the Company's or any of its Subsidiary's estimate to complete will result in a loss in excess of two hundred thousand dollars ($200,000);
(xxii)    contract or agreement providing for royalty payments by the Company or any of its Subsidiaries to a third‑party or by a third‑party to the Company or any of its Subsidiaries;
(xxiii)    contract or group of related contracts that provide customers rebates, incentives, discounts or allowances that are, individually or in the aggregate, material to the business of the Company or any of its Subsidiaries;
(xxiv)    contract or agreement (a) relating to the licensing of material Intellectual Property by the Company or any of its Subsidiaries to a third‑party or by a third‑party to the Company or any of its Subsidiaries or (b) affecting the Company's or any of its Subsidiaries' ability to use or disclose any material Intellectual Property, in each case of clause (a) and (b), other than (A) licenses for commercially available, off‑the‑shelf Software used by the Company or any of its Subsidiaries, (B) agreements entered into by the Company or any of its Subsidiaries with customers in the Ordinary Course of Business, and (C) non‑disclosure agreements entered into in the Ordinary Course of Business;
(xxv)    contract or agreement relating to the acquisition or disposition (whether by merger, sale of stock, sale of assets or otherwise) of any Person or material line of business entered into during the past twelve (12) months or the future acquisition or disposition (whether by merger, sale of stock, sale of assets or otherwise) of any Person or material line of business; or
(xxvi)    other than purchase orders entered into the Ordinary Course of Business, any other contract or agreement (or group of related contracts or agreements), the performance of which could reasonably be expected to require aggregate payments, or delivery of assets or services, to or from the Company or any of its Subsidiaries in excess of two hundred thousand dollars ($200,000) per annum.
(b)    Each of the contracts listed or required to be listed on the Contracts Schedule is in full force and effect, and is the legal, valid and binding obligation of the Company or the Subsidiary of the Company which is party thereto, and, to the knowledge of the Company, of the other parties thereto enforceable against each of them in accordance with its terms. Except as set forth on the Contracts Schedule, neither the Company nor any Subsidiary of the Company (as applicable) is in material default under any contract listed on the Contracts Schedule, and, to the knowledge of the Company, the other party to each of the contracts listed on the Contracts Schedule is not in material default thereunder. Except as set forth on the Contracts Schedule, no event has occurred that with the lapse of time or the giving of notice or both would constitute a material breach or default on the part of the Company, or any Subsidiary of the Company or, to the knowledge of the Company, any other party under any contract listed on the Contracts Schedule. To the knowledge of the Company, (i) no party to any contract listed on the Contracts Schedule has exercised any termination rights with respect thereto, and (ii) no party has given written notice of any material dispute with respect to any contract listed on the Contracts Schedule. The Company has made available in the Virtual Data Room true, correct and complete copies of each contract required to be set forth on the Contracts Schedule, together with all amendments, modifications or supplements thereto.

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5.10    Intellectual Property.
(a)    The Intellectual Property Schedule sets forth a complete and accurate list of all Company Registrations, including for each, the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration issued, date of filing or issuance, names of all current applicant(s), and registered owner(s), as applicable.
(b)    The Company or a Subsidiary of the Company is the owner of, or has the right to use, all Company Registrations listed on the Intellectual Property Schedule free and clear of all Liens (other than Permitted Liens).
(c)    Each item of Company Intellectual Property will be owned or available for use by the Purchaser and its Subsidiaries (including the Surviving Company) following the Closing on substantially identical terms and conditions as it was immediately prior to the Closing. The Company is the sole and exclusive owner of all title in the material Company Intellectual Property, free and clear of any Liens (other than Permitted Liens). The Company Intellectual Property and the other Intellectual Property rights licensed to or otherwise possessed by the Company or any of its Subsidiaries from a third party pursuant to the contracts set forth on subsection (xviii) of the Contracts Schedule constitute all material Intellectual Property used or held for use or necessary for the Company and its Subsidiaries (i) to develop, design, test, modify, make, use, sell, have made, used and sold, license, sublicense, import, reproduce, market, distribute, commercialize, support, maintain, correct and create derivative works of (collectively, "Exploit") the Customer Offerings in the manner so done currently by the Company and its Subsidiaries, and (ii) otherwise to conduct the Company's and its Subsidiaries' business in the manner currently conducted.
(d)    None of the Company's or any of its Subsidiaries' Exploitation of the Customer Offerings, or the conduct of the business of the Company and its Subsidiaries, or any other past conduct of such business in the last six (6) years, infringes or violates, or constitutes a misappropriation of any Intellectual Property owned by any other Person.
(e)    All current and former employees, consultants and contractors involved in the creation or development of material Intellectual Property for or on behalf of the Company or any of its Subsidiaries have properly executed valid, binding and enforceable written instruments with the Company or its Subsidiaries that assign to the Company or a Subsidiary, as applicable, all rights, title and interest in and to any and all inventions, improvements, discoveries, writings, works of authorship (including photographs, images and editorial content), other Intellectual Property relating to the business of the Company or its Subsidiaries and any of the products or services being researched, developed, manufactured or sold by the Company or its Subsidiaries, in all cases that are created or developed by such Person in the course of his, her or its employment or other engagement with the Company or a Subsidiary, as applicable. In each case where applicable with respect to Company Intellectual Property that are patents, an inventor assignment has been duly and properly recorded with the U.S. Patent and Trademark Office and all similar offices and agencies anywhere in the world in which such Intellectual Property is registered or issued.
(f)    All Company Intellectual Property that is issued by, registered or the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or in any similar office or agency anywhere in the world, is subsisting and, to the Company's knowledge, valid and enforceable, is currently in compliance in all material respects with all formal legal requirements necessary to record and perfect the Company's or a Subsidiary's rights in any such Company Intellectual Property, has been duly maintained (including the payment of issuance, renewal, maintenance, and other fees) and is not expired, cancelled or abandoned, except for such issuances, registrations or applications that the Company or its Subsidiaries have abandoned or permitted to expire or be cancelled in its reasonable business judgment.

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(g)    The Company and each Subsidiary has complied, in the last five (5) years, in all material respects with applicable Laws with respect to all registrations and applications for Company Intellectual Property filed by or on behalf of the Company with Governmental Bodies and has made no material misrepresentation to any such Governmental Body in connection with such registrations and applications.
(h)    The Company has taken reasonable security measures to protect the confidentiality of the subject matter of all trade secrets included in the Company Intellectual Property and used by the Company or its Subsidiaries in the operation of its and their business as currently conducted by the Company and its Subsidiaries.
(i)    Neither the Company nor any of its Subsidiaries are a member of or party to any patent pool, industry standards body, trade association or other organization pursuant to the rules of which it is obligated to license any existing or future Intellectual Property to any Person.
5.11    Litigation. Except as set forth on the Litigation Schedule, there have not been in the last five (5) years, and there are not currently, any (either as a plaintiff or defendant) actions, suits or proceedings pending or, to the Company's knowledge, expressly threatened against the Company or any of its Subsidiaries, at law or in equity, or before or by any Governmental Body. The Company and its Subsidiaries have made available in the Virtual Data Room all complaints, claims, notices, requests, or demands relating to any such actions, suits or proceedings. Except as set forth on the Litigation Schedule, neither the Company nor any of its Subsidiaries is subject to any outstanding judgment, order or decree of any Governmental Body. Except as set forth on the Litigation Schedule, to the Company's knowledge, there are no, and since May 29, 2015 there have not been any, internal investigations or inquiries being conducted by the Company, its Subsidiaries, their respective boards of managers or other equivalent management bodies, or being conducted by any third party or any Governmental Body, in each case, concerning any illegal activity, fraud, violation of Company policy or willful misconduct with respect to financial accounting or Tax matters or matters involving conflicts of interest, self‑dealing, fraudulent conveyance or willful misconduct
5.12    Governmental Consents. Except for the requirements of the HSR Act, the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and except as set forth on the Governmental Consents Schedule, no notice to, declaration or filing with or authorization of any Governmental Body is required in connection with any of the execution, delivery or performance of this Agreement or the other Company Documents by or with respect to the Company or the consummation by the Company of any other transaction contemplated hereby.
5.13    Employee Benefit Plans.
(a)    The Employee Benefits Schedule sets forth a true, correct and complete list of all material Plans. The Company has made available in the Virtual Data Room with respect to each Plan set forth on the Employee Benefits Schedule (as applicable), copies of (i) the plan document (and related amendments) or, if such Plan is not in writing, a written description of the Plan; (ii) the last three annual reports (Form 5500 series and all schedules and financial statements attached thereto) filed with respect to such Plan; (iii) the most recent summary plan description and all summaries of material modifications related thereto; (iv) the most recent determination letter issued by the Internal Revenue Service ("IRS") with respect to such Plan or, if reliance is permitted under applicable IRS guidance, the favorable opinion letter or advisory letter of the master and prototype or volume submitter plan sponsor of such Plan; (v) all coverage, nondiscrimination, top heavy and Code Section 415 tests performed with respect to such Plan for the three most recently completed plan years; (vi) all material correspondence to or from any Governmental Body relating to any Plan; and (vii) all material written Contracts relating to each Plan, including administrative service contracts and insurance contracts.

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(b)    Each Plan which is intended to meet the requirements of a "qualified plan" under Section 401(a) of the Code, has either received a favorable determination letter or opinion letter from the Internal Revenue Service that such Plan is so qualified and the Company is not aware of any facts or circumstances that would reasonably be expected to adversely affect such qualified status. With respect to each Plan, such Plan was established, maintained and funded in all material respects in accordance with its terms and in compliance with all applicable provisions of all applicable Laws.
(c)    With respect to the Plans: (i) all required contributions, premiums and other payments have been timely made, or if not yet due, properly accrued as a liability on the Financial Statements to the extent required by GAAP, (ii) there are no actions, suits or claims pending or, to the Company's knowledge, threatened, other than routine claims for benefits, (iii) there have been no "prohibited transactions" (as that term is defined in Section 406 of ERISA or Section 4975 of the Code), and (iv) all material reports, returns and similar documents required to be filed with any Governmental Body or distributed to any Plan participant have been timely filed or distributed.
(d)    Neither the Company nor any of its Subsidiaries has, nor, to the Company's knowledge, has any of their respective directors, officers or employees or any other "fiduciary," committed any material breach of fiduciary responsibility imposed by ERISA or any other applicable Law with respect to the Plans which would subject the Company, its Subsidiaries or any of their respective directors, officers or employees to any material liability under ERISA or any applicable Law. No Plan is currently under investigation, audit or review by any Governmental Body.
(e)    Neither the Company nor any of its Subsidiaries has incurred any material liability for any Tax or civil penalty imposed by Section 4975 of the Code or Section 502 of ERISA which has not been satisfied in full.
(f)    Neither the Company nor any of its Subsidiaries has within the last six (6) years maintained, established, sponsored, participated, in, contributed to, or could otherwise incur any liability with respect to: (i) any "multiemployer plan," as defined in Sections 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code; (ii) any "multiple employer plan", within the meaning of Sections 210, 4063 or 4064 of ERISA or Section 413(c) of the Code; (iii) any employee benefit plan that is subject to Section 302 of ERISA, Title IV of ERISA or Sections 412 or 430(f) of the Code; (iv) any "multiple employer welfare arrangement," as defined in Section 3(40) of ERISA, or (v) any "voluntary employees' beneficiary association," under Section 501(c)(9) of the Code. No asset of the Company or any of its Subsidiaries is subject to any lien under ERISA or the Code. Neither the Company nor any of its Subsidiaries has any liability with respect to any "employee benefit plan" (as defined in Section 3(3) of ERISA) solely by reason of being treated as an ERISA Affiliate with any trade, business or entity other than the Company and the Subsidiaries.
(g)    No Plan obligates the Company or its Subsidiaries to provide a current or former employee (or any dependent thereof) any life insurance or medical or health benefits after his or her termination of employment with the Company or any of its Subsidiaries, other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any similar state Law.
(h)    Except as set forth on the Employee Benefits Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event, but excluding any agreement, contract, arrangement or plan entered into after the hereof or entered into or negotiated by the Purchaser, the Merger Sub or any of their respective Affiliates) (i) result in any payment becoming due to any employee, stockholder or other service provider of the Company or any of its Subsidiaries, (ii) increase any benefits otherwise payable under any Plan, (iii) result in the acceleration of the time of payment or vesting of any such benefits under any such plan or in any forgiveness of indebtedness to any employee, other service provider or stockholder of the Company or

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any of its Subsidiaries or (iv) result in any "parachute payment" as defined in Section 280G(b)(2) of the Code.
(i)    Each Plan that is a ''nonqualified deferred compensation plan'' subject to Code Section 409A complies in all material respects with the requirements of Code Section 409A and any IRS guidance issued thereunder. The Company has no obligation to reimburse or otherwise ''gross‑up'' any Person for the interest or additional tax set forth under Code Section 409A(a)(1)(B).
(j)    Neither the Company nor any of its Subsidiaries has maintained or contributed to, currently maintains or contributes to, or could otherwise incur any liability with respect to, any Plan subject to laws other than those of the United States.
5.14    Insurance. The Insurance Schedule sets forth each insurance policy maintained by the Company and its Subsidiaries on their properties, assets, products, business or personnel (the "Insurance Policies"). Each Insurance Policy is valid, binding and in full force and effect as of the date hereof, and the portion of all premiums which are premiums due and payable have been paid. Neither the Company nor any of its Subsidiaries is in material default with respect to any provision contained in any Insurance Policy or has failed to give any notice or present any material claim under any Insurance Policy in due and timely fashion, and the Company has not received any notice of cancellation, termination or default with respect to any such Insurance Policy. The Company has made available in the Virtual Data Room true, correct and complete copies of all such Insurance Policies that exclusively relate to the Company or and its Subsidiaries. Neither the Company nor any of its Subsidiaries has received notice that any insurer under any Insurance Policy is denying liability with respect to a claim thereunder or defending any claim under a reservation of rights clause. Except as set forth on the Insurance Schedule, neither the Company nor any of its Subsidiaries has filed for any claims exceeding ten thousand dollars ($10,000) against any of its Insurance Policies, exclusive of health insurance policies. Except as set forth on the Insurance Schedule, none of such policies will lapse or terminate by reason of the transactions contemplated by this Agreement. Neither the Company nor any of its Subsidiaries has received written notice from any of its insurance carriers that any premiums will be materially increased in the future or that any insurance coverage listed on the Insurance Schedule will not be available in the future on substantially the same terms now in effect.
5.15    Environmental Matters. Except as set forth on the Environmental Matters Schedule:
(a)    The Company and its Subsidiaries and, to the knowledge of the Company, the Predecessor Entity, are and have since for the past five (5) years been in material compliance with all Environmental Laws applicable to its operations at and occupancy of the real property listed on the Leased Real Property Schedule and the Owned Real Property Schedule.
(b)    Neither the Company nor any of its Subsidiaries now generates, transports, treats, stores, or disposes of any Hazardous Material except in material compliance with all applicable Environmental Laws nor since May 29, 2015 has ever done so; to the knowledge of the Company, the Predecessor Entity did not, during the past five (5) years, generate, transport, treat, store, or dispose of any Hazardous Material except in material compliance with all applicable Environmental Laws; and, to the Company's knowledge, there has not been any release of any Hazardous Material on, under or from the real property listed on the Leased Real Property Schedule and the Owned Real Property Schedule that could reasonably be expected to result in a material liability of the Company or any of its Subsidiaries pursuant to any Environmental Laws.
(c)    (i) Neither the Company, any of its Subsidiaries, nor to the knowledge of the Company, the Predecessor Entity has ever developed, manufactured, marketed, distributed, sold or licensed to third parties products containing asbestos; and (ii) neither the Company, any of its Subsidiaries, nor to the

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knowledge of the Company, the Predecessor Entity has ever developed, manufactured, marketed, distributed, sold or licensed to third parties products containing any other Hazardous Material which could reasonably be expected to result in material liability of the Company or any of its Subsidiaries under Environmental Laws.
(d)    To the Company's knowledge, there are no underground storage tanks, landfills, current or former waste disposal areas, polychlorinated biphenyls or asbestos containing materials at or on any of the real property listed on the Leased Real Property Schedule and the Owned Real Property Schedule that could reasonably be expected to result in a material liability of the Company or any of its Subsidiaries pursuant to any Environmental Laws.
(e)    Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, the Predecessor Entity, has ever received any outstanding written request for information, written notice, demand letter, or other outstanding written complaint or claim from any Governmental Body regarding any actual or alleged violation of or liability or material investigatory, corrective or remedial obligation under Environmental Laws applicable to its operations at the real property listed on the Leased Real Property Schedule and the Owned Real Property Schedule.
(f)    Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, the Predecessor Entity, is subject to any current or, to the Company's knowledge, threatened, claim, order, directive or complaint asserting a remedial obligation or liability under Environmental Laws with respect to its operations at any of the real property listed on the Leased Real Property Schedule and the Owned Real Property Schedule.
(g)    The Company and its Subsidiaries have obtained and are, and to the knowledge of the Company, the Predecessor Entity was during the past five (5) years in material compliance all permits, licenses and authorizations required under Environmental Laws for its current operations at and occupancy of the real property listed on the Leased Real Property Schedule and the Owned Real Property Schedule, and neither the Company nor its Subsidiaries has received any outstanding written notice from any Governmental Body that any such permits, licenses or authorizations will be modified, suspended or revoked and, to the knowledge of the Company, the Predecessor Entity never received any outstanding written notice from any Governmental Body that any such permits, licenses or authorizations would be modified, suspended or revoked.
(h)    The Company has made available in the Virtual Data Room true and correct copies of all environmental investigations, studies, tests, audits, reviews or other analyses materially bearing upon liabilities of the Company or its Subsidiaries arising under Environmental Laws conducted by, or on behalf of, or that are in the possession of, the Company or any of its Subsidiaries.
5.16    Affiliated Transactions. Except for the Consulting Agreement and except for employment relationships, the provision of compensation and benefits to employees and powers of attorney and similar grants of authority made, in each case, in the Ordinary Course of Business, except as set forth on the Affiliated Transactions Schedule, to the Company's knowledge, no officer, director, manager, member or Affiliate of the Company or its Subsidiaries is a party to any agreement, contract, commitment or transaction with the Company or its Subsidiaries or has any ownership interest in any material property used by the Company or its Subsidiaries.

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5.17    Brokerage. Except as set forth on the Brokerage Schedule, there are no claims for brokerage commissions, finders' fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Company, its Subsidiaries or any of their Affiliates.
5.18    Permits; Compliance with Laws.
(a)    Except as set forth on the Permits Schedule, each of the Company and its Subsidiaries holds and is in compliance, in all material respects, with all material Permits which are required for the operation of the business of the Company and its Subsidiaries as presently conducted, a true and complete list of which is also set forth on the Permits Schedule. Neither the Company nor its Subsidiaries have received written notice of any proceedings pending or, to the knowledge of the Company, threatened, relating to the suspension, revocation or modification of any material Permit which is required for the operation of the business of the Company and its Subsidiaries as presently conducted.
(b)    Except as set forth on the Compliance with Laws Schedule, (i) the Company and its Subsidiaries are, and for the last five (5) years have been, in compliance in all material respects with all Laws applicable to their respective businesses, operations, properties and assets, and (ii) neither the Company nor any of its Subsidiaries has, during the past five (5) years, received any written notice of any action or proceeding against it alleging any material failure to comply with any applicable Law.
5.19    International Trade Compliance.
(a)    Except as set forth on the International Trade Compliance Schedule, since May 29, 2015, the Company has, and, to the knowledge of the Company, during the past five (5) years has, complied, in all material respects, with all laws and Executive Orders of any Governmental Body relating to the import or export of goods, technology or services or trading embargoes or other trading restrictions, including, without limitation, the Export Administration Regulations, the statutes, regulations, and Executive Orders administered by the U.S. Department of the Treasury, Office of Foreign Assets Control, and the U.S. import laws administered by U.S. Customs and Border Protection (the "Export Control Laws") and has maintained an internal program to facilitate such compliance, including training, technology assessment and classification, transaction screening, export clearance and recordkeeping measures. Since May 29, 2015, and, to the knowledge of the Company, during the past five (5) years, neither the Company nor any of its Subsidiaries have received any written notice from any Person alleging that either the Company or any of its Subsidiaries is not in compliance with, or has any liability under, such Export Control Laws. The Company and its Subsidiaries have obtained and complied in all material respects with all licenses, agreements, authorizations license exceptions or exemptions required for their exports of goods or technology or their provision of services.
(b)    Since May 29, 2015, and, to the knowledge of the Company, during the past five (5) years, neither the Company nor any of its Subsidiaries has conducted or initiated any internal investigation, made any mandatory or voluntary disclosure, declined to make a voluntary disclosure with respect to known violation of Export Control Laws, or failed to make any mandatory report or disclosure to any Governmental Body pursuant to Export Control Laws.
5.20    Employees.
(a)    The Employees Schedule lists of all of the Company's and the Company's Subsidiaries' employees as of September 30, 2016, setting forth for each employee: his or her position or title; work location; date of hire; whether classified by the Company as exempt or non‑exempt for wage and hour purposes; whether paid on a salary, hourly or commission basis; and the employee's annual

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compensation. The Employees Schedule further identifies all of the employees of the Company and its Subsidiaries with annual base compensation in excess of one hundred thousand dollars ($100,000) paid or payable by the Company or its Subsidiaries (the "Covered Employees"), as of September 30, 2016.
(b)    The Company and its Subsidiaries are, and for the last three (3) years have been, in compliance in all material respects with all federal, state and local laws respecting employment and employment practices, terms and conditions of employment, termination of employment, occupational safety and health, immigration, and wages and hours, and are not and, within the last three (3) years, have not been engaged in any material unfair labor practice, as defined in the National Labor Relations Act or other applicable Law. There has been no "mass layoff" or "plant closing" within the meaning of WARN with respect to the Company or any of its Subsidiaries within the six (6) months prior to Closing. Since June 30, 2016, there has not been any material change in the compensation of the Covered Employees (except for compensation increases and decreases in the Ordinary Course of Business). The Employees Schedule separately lists all former employees of the Company or its Subsidiaries that, since June 30, 2016 have been terminated, laid off, retired, or suffered an employment loss within the meaning of WARN, including their titles, separation dates and reasons for separation. There is no unfair practice complaint pending with respect to any employee of the Company or its Subsidiaries or, to the Company's knowledge, threatened before the National Labor Relations Board or any other Governmental Body.
(c)    Neither the Company nor any of its Subsidiaries is party to or bound by any collective bargaining agreement with any labor organization and, none of the employees of the Company and its Subsidiaries is represented by a labor union or labor organization in connection with such employment. Except as set forth on the Employees Schedule: (i) to the Company's knowledge, there are and within the past twelve (12) months have been no union organizing activities involving employees of the Company or any of its Subsidiaries; (ii) there are no pending or, to the Company's knowledge, overtly threatened strikes, work stoppages, walkouts, lockouts, slowdowns, picketing, handbilling, or similar material labor disputes and no such disputes have occurred within the past twelve (12) months; and (iii) within the past twelve (12) months, neither the Company nor any of the Subsidiaries has committed a material unfair labor practice, and there are no pending or, to the Company's knowledge, overtly threatened, unfair labor practice charges or complaints against the Company or any of its Subsidiaries.
(d)    The Independent Contractor Schedule sets forth each contract or agreement with any independent contractor retained by the Company or its Subsidiaries who is a natural person and currently performs services for the Company or any such Subsidiary and is compensated on an IRS Form 1099 basis (the "Independent Contractors"). Except as set forth on Independent Contractors Schedule or as would not reasonably be expected to result in material Losses for the Company and its Subsidiaries, the Independent Contractors, and all other independent contractors who have previously rendered services to the Company or any of its Subsidiaries have been, and are legally, properly and appropriately treated as non‑employees for all Tax purposes. There has been no determination by any Governmental Body that any Independent Contractor constitutes an employee of the Company or any of its Subsidiaries. Since the To the Company's knowledge, there has been no investigation or claim made by or threatened by any Person or Governmental Body that any Independent Contractor constitutes an employee of the Company or any of its Subsidiaries. Except as set forth on the Independent Contractors Schedule or as would not reasonably be expected to result in material Losses for the Company and its Subsidiaries, the Company and each of its Subsidiaries have paid or accrued all compensation and all other monetary amounts earned by any Independent Contractors or due and owing to any of the Independent Contractors.

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5.21    Customers and Suppliers. The Customers and Suppliers Schedule sets forth (a) a list of the top ten (10) customers of the Company and its Subsidiaries on a consolidated basis by volume of sales to such customers, and (b) a list of the top ten (10) suppliers of the Company and its Subsidiaries on a consolidated basis by dollar value of net purchases from such suppliers, for the twelve (12)‑month period ended June 30, 2016. Neither the Company nor any of its Subsidiaries has received any written, or to the Company's knowledge, oral, indication from any of the customers listed on the Customers and Suppliers Schedule to the effect that any such customer will stop, materially decrease the rate of, or materially change the payment or price terms with respect to, buying products from the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received any written, or to the Company's knowledge, oral, indication from any of the suppliers listed on the Customers and Suppliers Schedule to the effect that any such supplier will stop, materially decrease the rate of, or materially change the payment or price terms with respect to, supplying products or services to the Company or any of its Subsidiaries.
5.22    Accounts Receivable, Unbilled Receivables and Overbilled Receivables.
(a)    All of the accounts receivable related to the Company's and its Subsidiaries' business (i) are reflected and properly recorded on the books and records of the Company, including the Financial Statements; (ii) represent sales actually made in the Ordinary Course of Business for goods or services delivered or rendered in bona fide arm's‑length transactions; (iii) constitute valid, undisputed, or adequately reserved claims; (iv) to the knowledge of the Company, are not subject to any assertions of set‑off, reduction, counterclaim, claim or dispute, in any case in excess of the amount reserved against such items; (v) have not been extended or rolled over in order to make them current; (vi) are current as of September 30, 2016, except as set forth in the Aging Report Schedule; and (vii) are or will be represented by one or more invoices, each of which has been generated in the Ordinary Course of Business, and provides for payment to the name of the Company or one of its Subsidiaries. The accounts receivable data set forth in the Aging Report Schedule is true, correct and complete in all material respects as of September 30, 2016.
(b)    All of the unbilled and overbilled receivables reflected on the Latest Balance Sheet: (i) are derived from required estimates‑at‑completion in accordance with GAAP, (ii) are reflected and properly recorded on the books in the books and records of the Company, including the Financial Statements, (iii) represent sales or advanced billings actually made in the Ordinary Course of Business for goods and services delivered or rendered in bona fide arm's length transactions, as accounted for pursuant to percentage of completion accounting in accordance with GAAP, and (iv) represent amounts the Company intends to bill or realize as revenue in the Ordinary Course of Business.
5.23    Products Warranties.
(a)    The Company has made available in the Virtual Data Room true, correct and complete copies of the Company's and the Subsidiary's standard forms of contract warranties (the "Forms of Contract Warranties") and, except for those with the customers and suppliers set forth on the Product Warranties Schedule, neither the Company nor any of its Subsidiaries has any contract warranties in favor of any customer or supplier on the Customers and Suppliers Schedule with terms that deviate significantly from those of the Forms of Contract Warranties.
(b)    Except as set forth on the Product Warranties Schedule, during the past five (5) years, to the knowledge of the Company, neither the Company nor any of its Subsidiaries has received any claim in writing, and, to the knowledge of the Company, there are no threatened claims that remain unresolved, from any customer or reseller of the Company or any of its Subsidiaries, that the Company or any of its Subsidiaries is in material breach of any of the Company's warranties for sales of products applicable to such product.

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(c)    Except as set forth on the Product Warranties Schedule, no products sold under warranty by the Company or its Subsidiaries within the past five (5) years (the "Company Products") is, to the knowledge of the Company, currently subject to any recall or post‑sale warning by the Company or any of its Subsidiaries. Except as set forth on the Product Warranties Schedule, to the knowledge of the Company, in the last five (5) years, there have been no recalls, post‑sale warnings, withdrawals or discontinuations (other than for commercial or other business reasons) by the Company or its Subsidiaries of any of the products sold by or on behalf of the Company or its Subsidiaries. Except as set forth on the Product Warranties Schedule, to the knowledge of the Company, there are no material design or manufacturing or warning defects relating to any Company Product that have resulted in property damage, bodily harm or death. To the knowledge of the Company, the Company and its Subsidiaries have not received any written notice of any injuries alleged to have been caused by any Company Product during the past five (5) years.
(d)    Except as set forth on the Product Warranties Schedule, for the past five (5) years, to the knowledge of the Company, the Company and its Subsidiaries have not received any written notice from any Governmental Body regarding any actual or alleged violation of, or failure to comply with, any applicable Law as it relates to the Company Products. Except as set forth on the Product Warranties Schedule, to the knowledge of the Company, there are no investigations, audits, actions or other proceedings pending or threatened in writing with respect to a material violation by the Company or any of its Subsidiaries of any applicable Law as it relates to the Company Products that would reasonably be expected to result in a Material Adverse Change.
5.24    Backlog. As of September 30, 2016 (the "Backlog Reference Date"), the Company (for purposes of this sentence, meaning the Company and its Subsidiaries, taken together) has a backlog of committed orders for the sale or lease of products or services to non‑Affiliates, for which revenues have not been recognized by the Company, as set forth in the Backlog Schedule, and, since the Backlog Reference Date, there have not been any material deletions or changes to the backlog of committed orders as of September 30, 2016, other than customary fulfillments and cancellations in the Ordinary Course of Business, none of which would or would be expected to have a Material Adverse Change. The margins reflected in the Backlog Schedule represent the Company's good faith estimates of the margins expected to be realized with respect to the projects set forth therein and, to the knowledge of the Company and other than with respect to conditions not reasonably within the control of the Company that would not reasonably be expected to affect the Company or its Subsidiaries disproportionately, there are no specific facts or circumstances that would reasonably be expected to result in materially lower profit margins realized by the Company and its Subsidiaries with respect to the backlog in the aggregate. With respect to each order in the backlog, (a) such order represents a valid and committed order for the sale or lease of products or services to a non‑Affiliates and (b) neither the Company nor any of its Subsidiaries has received any written notice that such order shall be cancelled or materially limited.
5.25    Anti‑Corruption Matters. In the past five (5) years, neither the Company or its Subsidiaries, nor, to the Company's knowledge, any Person affiliated with the Company or any agent or other Person acting on behalf of the Company, has and, to the Company's knowledge no Person affiliated with the Predecessor Entity or any Person acting on behalf of the Predecessor Entity, ever offered, made or received on behalf of the Company any illegal payment or contribution of any kind, directly or indirectly, including, without limitation, payments, gifts, entertainment or gratuities, to any Person or United States or foreign national, state or local government or political party officials, employees or agents or candidates therefore or other Persons. Neither the Company, its Subsidiaries, any of their respective directors, officers, managers, members or employees, nor, to the Company's knowledge any Person affiliated with the Predecessor Entity or any Person acting on behalf of the Predecessor Entity, have, in the past five (5) years, directly or indirectly, made, offered, promised or authorized any payment or gift of any money or anything of value to or for the benefit of any "foreign official" (as such term is defined in the U.S. Foreign Corrupt Practices Act of 1977,

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as amended (the "FCPA")), foreign political party or official thereof or candidate for foreign political office for the purpose of (a) influencing any official act or decision of such official, party or candidate, (b) inducing such official, party or candidate to use his, her or its influence to affect any act or decision of a foreign Governmental Body, or (c) securing any improper advantage, in the case of (a), (b) and (c) above in order to assist the Company, its Subsidiaries or any of their Affiliates in obtaining or retaining business for or with, or directing business to, any Person. Neither the Company, its Subsidiaries, any of their respective directors, officers, managers, members or employees, nor, to the Company's knowledge any Person affiliated with the Predecessor Entity or any Person acting on behalf of the Predecessor Entity, have made or authorized any bribe, rebate, payoff, influence payment, kickback or other unlawful payment of funds or received or retained any funds in violation of any anti‑corruption Law. Neither the Company, its Subsidiaries, any of their respective directors, officers, managers, members or employees, nor, to the Company's knowledge any Person affiliated with the Predecessor Entity or any Person acting on behalf of the Predecessor Entity, are the subject of any allegation, voluntary disclosure, investigation, prosecution or other enforcement action by any Governmental Body related to the FCPA or any other anti‑corruption Law.
5.26    Bank Accounts. The Bank Accounts Schedule sets forth each of the bank accounts of or for the benefit of the Company and its Subsidiaries, together with the authorized signatories for such accounts.
5.27    Indebtedness; Transaction Expenses. The amounts of Indebtedness and Transaction Expenses included in the calculation of Closing Cash Proceeds, as finally determined pursuant to Section 3.03, will be true and correct.
5.28    Liquidated Damages Reserve. The Liquidated Damages Reserve Schedule describes the projects with respect to which the Company or any of its Subsidiaries maintained a liquidated damages reserve as of September 30, 2016 (the "LD Reserve") and the amount of such LD Reserve with respect to each such project. The LD Reserve reflected on the books and records of the Company, including the Financial Statements, represents the Company's good faith estimate of the amount of such reserve and, since September 30, 2016, there have not been any material changes or deletions to the LD Reserve other than in the Ordinary Course of Business. Neither the Company nor any of its Subsidiaries is nor, to the Company's knowledge, has ever been party to an agreement or arrangement with a customer regarding the customer's waiver or reduction of a liquidated damages amount in consideration for a reduction or discount on a future project that would be reasonably be expected to have a material and adverse effect on any future project with any customer of the Company or its Subsidiaries following the date hereof.
5.29    Estimates‑at‑Completion. The EAC Contract Schedule sets forth all contracts or groups of related contracts to which the Company or any of its Subsidiaries is a party that require estimates‑at‑completion ("EAC") to recognize revenue and accrue costs in expenses using percentage of completion accounting in accordance with GAAP (the "EAC Contracts") as of September 30, 2016 and, since September 30, 2016, there has not been any material change to the EAC with respect to any EAC Contract.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND MERGER SUB
The Purchaser and the Merger Sub represent and warrant to the Unitholders, the Optionholders, the Company and the Representative, as of the date hereof and as of the Closing, that:

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6.01    Organization and Corporate Power. The Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement to be executed by the Purchaser in connection with the transactions contemplated by this Agreement (the "Purchaser Documents") and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The Merger Sub is a limited liability company duly organized, validly existing, and in good standing under the Laws of the State of Delaware, with full power and authority to enter into this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement to be executed by the Merger Sub in connection with the transactions contemplated by this Agreement (the "Merger Sub Documents") and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The Merger Sub is a wholly‑owned direct Subsidiary of the Purchaser.
6.02    Authorization. The execution, delivery and performance of this Agreement and each of the Purchaser Documents or the Merger Sub Documents (as applicable) by the Purchaser and the Merger Sub and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all requisite action, and no other proceedings on their part are necessary to authorize the execution, delivery or performance of this Agreement. This Agreement has been, and each of the Purchaser Documents or the Merger Sub Documents (as applicable) will be at or prior to the Closing, duly and validly authorized, executed and delivered by the Purchaser and the Merger Sub (as applicable), and assuming that each of this Agreement, the Purchaser Documents and the Merger Sub Documents is a valid and binding obligation of the other parties hereto and thereto, this Agreement constitutes, and each of the Purchaser Documents or the Merger Sub Documents (as applicable) when so executed and delivered will constitute, a legal, valid and binding obligation of the Purchaser and the Merger Sub, enforceable against the Purchaser and the Merger Sub in accordance with its respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting creditors' rights or to general principles of equity.
6.03    No Violation. Neither the Purchaser nor the Merger Sub is subject to or obligated under its certificate of formation or its operating agreement (or equivalent governing documents), any applicable Law, or rule or regulation of any Governmental Body, or any material agreement or instrument, or any license, franchise or permit, or subject to any order, writ, injunction or decree, which would be breached or violated in any material respect by the Purchaser's or the Merger Sub's execution, delivery or performance of this Agreement and the Purchaser Documents or the Merger Documents (as applicable).
6.04    Governmental Bodies; Consents. Except for the requirements of the HSR Act and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and assuming the accuracy of the information provided by the Company and the Subsidiaries in the Virtual Data Room regarding sales by geography, (a) neither the Purchaser nor the Merger Sub is required to submit any notice, report or other filing with any Governmental Body in connection with the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby, and (b) no consent, approval or authorization of any Governmental Body or any other party or Person is required to be obtained by the Purchaser or the Merger Sub in connection with its execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby. To Purchaser's knowledge, no fact or circumstance exists, including any other possible transaction under consideration by the Purchaser (or its Affiliates) or Merger Sub, that would reasonably be expected to prevent or delay the filings or approvals required under the HSR Act.
6.05    Litigation. There are no actions, suits or proceedings pending or, to the Purchaser's or Merger Sub's knowledge, expressly threatened against the Purchaser or the Merger Sub at law or in equity,

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or before or by any Governmental Body, which would prevent or delay the Purchaser's or the Merger Sub's performance under this Agreement or the consummation of the transactions contemplated hereby.
6.06    Brokerage. There are no claims for brokerage commissions, finders' fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Purchaser or the Merger Sub.
6.07    Investment Representation. The Purchaser is acquiring the Units for its own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any securities Laws.
6.08    Financing. The Purchaser shall have at the Closing sufficient immediately available funds to pay the full Enterprise Value and to make all other payments required by the terms hereof, to pay all related fees and expenses of the Purchaser and Merger Sub in connection with this Agreement and the transactions contemplated hereby and to otherwise consummate the transactions contemplated hereby.
6.09    Solvency. Assuming the accuracy of the Company's representations and warranties in Article V and satisfaction of the other conditions to the Purchaser's obligations to consummate the transactions contemplated by this Agreement, immediately after giving effect to the transactions contemplated hereby, each of the Purchaser and the Surviving Company will be able to pay their respective debts as they become due and will own property which has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities) and have adequate capital to carry on their respective businesses. No transfer of property is being made by the Purchaser and no obligation is being incurred by the Purchaser in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Purchaser or its Subsidiaries, including after the Effective Time, the Surviving Company.
6.10    Access and Investigation; Non‑Reliance. Each of the Purchaser, the Merger Sub and their respective representatives (a) have had access to and the opportunity to review all of the documents in the Virtual Data Room, and (b) has been afforded full access to the books and records, facilities and officers, directors, employees and other representatives of the Company and its Subsidiaries for purposes of conducting a due diligence investigation with respect thereto. The Purchaser and the Merger Sub and each of their respective Non‑Recourse Parties have each conducted to its satisfaction an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Company, each of its Subsidiaries and any of their respective joint ventures and businesses, and, in making its determination to proceed with the transactions contemplated by this Agreement, each of the Purchaser and Merger Sub and each of their respective Non‑Recourse Parties (i) have relied solely on the results of such independent investigation and verification and on the representations and warranties of the Company expressly and specifically set forth in Article V (together with any representations and warranties expressly and specifically made by the Unitholders and the Optionholders in their respective Letters of Transmittal and Option Cancellation Agreements), as qualified by the Disclosure Schedules, and (ii) have not relied on any other representations, warranties or statements (including by omission) of any kind or nature, whether written or oral, expressed or implied, statutory or otherwise (including, for the avoidance of doubt, relating to quality, quantity, condition, merchantability, fitness for a particular purpose or conformity to samples) of any of the Company, the Unitholders, the Representative or any of their respective Non‑Recourse Parties as to any matter concerning the Company, any of its Subsidiaries or any of their respective joint ventures or businesses or in connection with this Agreement or the transactions contemplated by this Agreement, or with respect to the accuracy or completeness of any information provided to (or otherwise acquired by) the Purchaser or the Merger Sub

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or any of their respective Non‑Recourse Parties in connection with this Agreement or the transactions contemplated by this Agreement (including, for the avoidance of doubt, any statements, information, documents, projections, forecasts or other materials made available to the Purchaser, the Merger Sub or any of their respective Non‑Recourse Parties in the Virtual Data Room or presentations, including any "management presentations").

ARTICLE VII
COVENANTS OF THE COMPANY

7.01    Conduct of the Business.
(a)    From the date hereof until the Effective Time or the earlier termination of this Agreement, the Company shall conduct its and its Subsidiaries' business in the Ordinary Course of Business, except as set forth on the Covenants Exceptions Schedule.
(b)    Without limiting the generality of the foregoing, from the date hereof until the Effective Time or the earlier termination of this Agreement, except as otherwise contemplated by this Agreement, as set forth on the Covenants Exceptions Schedule or as consented to in writing by the Purchaser (such consent not to be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause each of its Subsidiaries to:
(i)    not (A) amend or propose to amend the respective certificates of formation or operating agreements or other organizational documents of the Company or any of its Subsidiaries in any manner or (B) split, combine or reclassify the equity interests of the Company or any of its Subsidiaries or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for such equity interests or any other securities of the Company or its Subsidiaries;
(ii)    not issue, sell, pledge, transfer or dispose of, or agree to issue, sell pledge, transfer or dispose of, or modify the terms (through amendment, reclassification, reorganization, merger or otherwise) of any equity interests of the Company or any of its Subsidiaries or issue or commit to issue any equity interests of any class or issue or become a party to any subscriptions, warrants, rights, options, phantom units, convertible securities or other agreements or commitments of any character relating to the issued or unissued equity interests of the Company or any of its Subsidiaries (other than this Agreement and the agreements contemplated hereby), or grant any stock appreciation or similar rights;
(iii)    not redeem, purchase or otherwise acquire any outstanding equity interests of the Company or any of its Subsidiaries or declare or pay any distribution to any Person other than the Company or one or more of its Subsidiaries on or prior to the Closing Date;
(iv)    not (A) grant to any officer, employee, director, manager or consultant of the Company or any of its Subsidiaries any increase in compensation or benefits, except (1) for regularly scheduled pay increases and bonuses made in the Ordinary Course of Business with respect to both timing and amount or (2) as may be required by applicable Law or the existing terms of any Plan; (B) modify or establish any Plan (or any arrangement that would constitute a Plan, if adopted), except (1) to the extent required by Law or the terms of any Plan or (2) as would not be material and would be in the Ordinary Course of Business; (C) terminate the employment of any employee in the position of manager or

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above with compensation in excess of one hundred thousand dollars ($100,000), other than for cause; or (D) implement any employee layoffs in violation of the WARN Act;
(v)    not sell, lease, pledge, transfer or otherwise dispose of or subject to any Lien (other than a Permitted Lien), any properties or assets of the Company or any of its Subsidiaries, except for (A) the sale, lease, transfer or disposition of inventory or obsolete machinery or equipment in the Ordinary Course of Business, (B) the expiration of Intellectual Property in accordance with its statutory term, (C) the sale, abandonment, transfer, lapse, or other disposition of Intellectual Property that is not material to the business of the Company or any of its Subsidiaries, or (D) as to Leased Real Property, the exercise of the Company's or any of its Subsidiaries' rights and remedies, under any Lease, in the Ordinary Course of Business, including any expiration, termination, renewal, expansions, reductions or similar rights as to such Leased Real Property;
(vi)    not (A) amend or modify, terminate (excluding an expiration due to the passage of time) or willfully breach any Material Contract or Lease, (B) enter into any lease for real property that is not terminable without penalty on no more than sixty (60) days' notice, (C) materially modify or amend or enter into any lease for any properties, in each case other than in the Ordinary Course of Business, or (D) enter any contract outside the Ordinary Course of Business;
(vii)    not dispose of, license or permit to lapse any rights in, to or for the use of any material Company Intellectual Property, other than (A) in the Ordinary Course of Business, or (B) the expiration of Intellectual Property in accordance with its statutory term;
(viii)    not fail to maintain the Company's and its Subsidiaries' books, accounts and records in the Ordinary Course of Business, except as required by Law or by GAAP;
(ix)    not fail to bill and collect from customers in the Ordinary Course of Business;
(x)    not fail to maintain inventory and spare equipment in the Ordinary Course of Business;
(xi)    not commence or settle any material litigation, action, suit, proceeding, claim or arbitration by or before any Governmental Body other than litigations, actions, suits, proceedings, claims or arbitrations relating to the collection of uncollected accounts receivable;
(xii)    not acquire any business or Person, by merger or consolidation, purchase of assets or equity interests, or by any other manner, in a single transaction or a series of related transactions;
(xiii)    not commit or authorize any commitment to make any capital expenditures in excess of two hundred fifty thousand dollars ($250,000);
(xiv)    not make any change in any method of accounting or auditing practice, including any working capital procedures or practices, other than changes required as a result of changes in GAAP or applicable Law;
(xv)    not make any loans, advances or capital contributions to, or investments in, any other Person other than loans, advances or capital contributions by of the Company or

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any of its Subsidiaries (A) to any Subsidiary of the Company, (B) to any employee in connection with travel, entertainment and related business expenses or other customary out‑of‑pocket expenses in the Ordinary Course of Business or (C) in the Ordinary Course of Business to any material customer, distributor, licensor, supplier or other Person with which the Company or any of its Subsidiaries has significant business relations (that are not, individually or in the aggregate, material to the business of the Company);
(xvi)    not (A) make or change any material Tax election (other than an election pursuant to Treasury Regulation Section 301.7701‑3 for the Company to be treated as an association taxable as a corporation for U.S. federal income tax purposes effective as of a date prior to the Closing Date), (B) change any Tax accounting period, (C) adopt or change any method of Tax accounting, (D) file any amended material Tax Return, (E) enter into any "closing agreement" with any taxing authority, (F) settle any claim or assessment in respect of a material amount of Tax, or (G) consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment; and
(xvii)    not authorize, or commit or agree to take any action described in this Section 7.01(b).
7.02    Access to Books and Records. From the date hereof until the Effective Time or the earlier termination of this Agreement, the Company, consistent with applicable Law, shall provide the Purchaser and its authorized representatives with reasonable access at all reasonable times and upon reasonable advance notice to the offices, properties, books and records of the Company and its Subsidiaries in order for the Purchaser to have the opportunity to make such investigation as it shall reasonably desire to make of the affairs of the Company and its Subsidiaries; provided, that such access does not unreasonably interfere with the normal operations of the Company; provided, further, that all requests for access shall be directed to Adam Tindel and Josh Ollek from BlackArch Partners and Andrew Schroeder and Chris Martin from Simmons & Co. (as representatives for the Company) or such other person(s) as BlackArch Partners and Simmons & Co. (as representatives for the Company) may designate from time to time; and provided, further, that such access shall not extend to any sampling or analysis of soil, groundwater, building materials, indoor air, or other environmental media of the sort generally referred to as a "Phase II" environmental investigation. Neither the Company nor any of the Unitholders or Optionholders nor the Representative makes any representation or warranty as to the accuracy of any information (if any) provided pursuant to this Section 7.02, and neither the Purchaser nor the Merger Sub may rely on the accuracy of any such information, in each case, other than the representations and warranties of the Company expressly and specifically set forth in Article V, as qualified by the Disclosure Schedules. The information provided pursuant to this Section 7.02 will be used solely for the purpose of effecting the transactions contemplated hereby.
7.03    Regulatory Filings. Subject to Section 10.04, the Company shall (a) make or cause to be made all filings and submissions under any Laws or regulations applicable to the Company and its Subsidiaries required for the consummation of the transactions contemplated herein, and (b) coordinate and cooperate with the Purchaser in exchanging such information and providing such assistance as the Purchaser may reasonably request in connection with all of the foregoing.
7.04    Section 280G.
(a)    The Company and each of its Subsidiaries shall use commercially reasonable efforts to obtain and deliver to Purchaser, prior to the initiation of the equityholder approval procedure described in Section 7.04(b), from each Person to whom any payment or benefit is required or proposed to be made that could constitute "parachute payments" under Section 280G(b)(2) of the Code and Treasury Regulations

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promulgated thereunder ("Section 280G Payments"), a written agreement waiving such Person's right to receive some or all of such payment or benefit (the "Waived Benefits"), to the extent necessary so that all remaining payments and benefits applicable to such Person shall not be deemed a parachute payment, and accepting in substitution for the Waived Benefits the right to receive the Waived Benefits only if approved by the equityholders of the Company and its applicable Subsidiaries in a manner that complies with Section 280G(b)(5)(B) of the Code and the Treasury Regulations issued thereunder.
(b)    In connection with the foregoing, the Purchaser shall provide the Representative with all information and documents necessary to allow the Company and each of its Subsidiaries to determine whether any payments made or to be made or benefits granted or to be granted pursuant to any employment agreement or other agreement, arrangement or contract entered into or negotiated by the Purchaser, the Merger Sub or any of their respective Affiliates ("Purchaser Payments"), together with all Section 280G Payments, could reasonably be considered to be "parachute payments" within the meaning of Section 280G(b)(2) of the Code at least ten (10) Business Days prior to the Closing Date (and shall further provide any such updated information as is necessary prior to the Closing Date).
(c)    Prior to the Closing, the Company and each of its Subsidiaries shall use its commercially reasonable efforts to obtain the approval by such number of equityholders of the Company in a manner that complies with the terms of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q‑7 of Section 1.280G‑1 of such Treasury Regulations, of the right of each Person described in Section  7.04(a) to receive or retain, as applicable, such Person's Waived Benefits, provided that in no event shall this Section 7.04 be construed to require the Company or any of its Subsidiaries to compel any Person to waive any existing rights under any contract or agreement that such Person has with the Company, any Subsidiary of the Company or any other Person, and in no event shall the Company or any of its Subsidiaries be deemed in breach of this Section 7.04 if any such Person refuses to waive any such rights or if the equityholders fail to approve any Waived Benefits. The Company shall use its commercially reasonable efforts to obtain the Section 280G Approval in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder.
(d)    Notwithstanding anything to the contrary in this Section 7.04 or otherwise in this Agreement, to the extent the Purchaser has provided misinformation, or the Purchaser's omission of information has resulted in misinformation, with respect to any Purchaser Payments, (i) there shall be no breach of the representation contained in Section 5.08 or the covenant contained herein and (ii) for all purposes of this Agreement, including the calculation of any Taxes pursuant to Articles XI and XII, no payment by, or benefit provided to, any "disqualified individual" with respect to whom such misinformation or omission was provided shall be a "parachute payment" under Section 280G(b) of the Code.
7.05    Exclusive Dealing. Except in connection with any exercise of Options, during the period from the execution of this Agreement by the parties hereto through the Closing or the earlier termination of this Agreement pursuant to Section 9.01, the Company shall (a) not, and shall cause each of its Subsidiaries and representatives not to, take any action to encourage, initiate or engage in discussions or negotiations with or provide any information to, any Person (other than the Purchaser and its Affiliates and representatives) concerning any purchase of the Units or any merger, sale of substantial assets or similar transaction involving the Company and (b) shall promptly notify the Purchaser in writing if any proposal or offer is received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, the Company or any of its Subsidiaries, in each case in connection with any purchase of the Units or any merger, sale of substantial assets or similar transaction involving the Company, and the material terms thereof.

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ARTICLE VIII
COVENANTS OF THE PURCHASER

8.01    Access to Books and Records. From and after the Closing, the Purchaser shall, and shall cause the Surviving Company and its Subsidiaries to, provide the Unitholders, the Optionholders, the Representative and their respective agents with reasonable access (for the purpose of examining and copying), during normal business hours, and upon reasonable advance notice, to the books and records of the Surviving Company and its Subsidiaries with respect to periods or occurrences prior to the Closing Date and reasonable access, during normal business hours, and upon reasonable advance notice, to employees of each of the Purchaser, the Surviving Company, and each of their respective Affiliates for purposes of complying with any applicable tax, financial reporting or regulatory requirements or any other reasonable business purpose (at the expense of the Representative or Unitholder(s), as applicable). Unless otherwise consented to in writing by the Representative, neither the Purchaser nor the Surviving Company shall, for a period of seven (7) years following the Closing Date, destroy, alter or otherwise dispose of any of the books and records of the Company for any period prior to the Closing Date without first offering to surrender to the Representative such books and records or any portion thereof which the Purchaser, the Surviving Company or any of their respective Subsidiaries may intend to destroy, alter or dispose of.
8.02    Director and Officer Liability and Indemnification.
(a)    Prior to or simultaneously with the Closing, the Purchaser shall, or shall cause the Surviving Company (at the Purchaser's expense) to purchase from an insurance carrier with the same or better credit rating as the Company's current insurance carrier with respect to directors' and officers' liability insurance a prepaid insurance policy (i.e., "tail coverage") which provide "side A, B and C directors and officers" insurance coverage for each of the individuals who were officers, directors or similar functionaries of the Company or any of its Subsidiaries at or prior to the Effective Time with a policy limit of at least five million dollars ($5,000,000) for directors’ and officers’ liability and employment practices liability and one million dollars ($1,000,000) for fiduciary liability on terms no less favorable (including in with respect to scope) as the policy or policy(ies) maintained by the Company or any of its Subsidiaries immediately prior to the Closing for the benefit of such individuals, in each case, for an aggregate period of not less than six (6) years with respect to claims arising from acts, events or omissions that occurred at or prior to the Closing, including with respect to the transactions contemplated by this Agreement (such policies, the "D&O Tail Policies"); provided, that in no event shall the aggregate cost for the D&O Tail Policies exceed fifty thousand dollars ($50,000).
(b)    For a period of six (6) years after the Closing, the Purchaser shall not, and shall not permit the Surviving Company or any of its Subsidiaries to, amend, repeal or otherwise modify any provision in the Surviving Company's or any of its Subsidiaries' certificate or articles of formation or operating agreement (or equivalent governing documents) relating to the exculpation or indemnification of any officers, directors or similar functionaries (unless to provide for greater exculpation or indemnification or unless required by Law), it being the intent of the parties hereto that the current and former officers, directors and similar functionaries of the Company and its Subsidiaries shall continue to be entitled to such exculpation and indemnification (including with respect to advancement of expenses) to the full extent contemplated by the Surviving Company's or any of its Subsidiaries' certificate or articles of formation or operating agreement (or equivalent governing documents). The Purchaser agrees and acknowledges that this Section 8.02 shall be binding on the Purchaser's successors and assigns.

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(c)    If the Surviving Company, its Subsidiaries or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Company and its Subsidiaries shall assume all of the obligations set forth in this Section 8.02.
(d)    Notwithstanding anything in this Agreement to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Closing Date) is made against any individual who was an officer, director or similar functionary of the Company or its Subsidiaries at or prior to the Effective Time or any other party covered by directors' and officers' liability insurance, on or prior to the sixth (6th) anniversary of the Effective Time, the provisions of this Section 8.02 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.
(e)    The obligations under this Section 8.02 shall not be terminated or modified in such a manner as to affect adversely any indemnitee or exculpee to whom this Section 8.02 applies without the consent of such affected indemnitee or exculpee. The provisions of this Section 8.02 are intended for the benefit of, and will be enforceable by (as express third‑party beneficiaries), each current and former officer, director or similar functionary of the Company and its Subsidiaries and his or her heirs and representatives, successors and assigns and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have had by contract or otherwise.
8.03    Regulatory Filings. Subject to Section 10.04, the Purchaser shall use commercially reasonable efforts to (a) make or cause to be made all filings and submissions under any Laws or regulations applicable to the Purchaser required for the consummation of the transactions contemplated herein, (b) coordinate and cooperate with the Company in exchanging such information and providing such assistance as the Company may reasonably request in connection with all of the foregoing, and (c) (i) supply promptly any additional information and documentary material that may be reasonably requested in connection with such filings, (ii) make any further filings pursuant thereto that may be, in the reasonable opinion of counsel, necessary, proper, or advisable in connection therewith, and (iii) take all actions reasonably necessary to obtain all required clearances.
8.04    Contact with Business Relations. The Purchaser is not authorized to and shall not (and shall not permit any of its employees, agents, representatives or Affiliates to) contact any officer, manager or employee (other than Ruben Lah and John Furka), or any customer, supplier, distributor or other material business relation of the Company or any of its Subsidiaries prior to the Closing without the prior written consent and coordination of Adam Tindel or Josh Ollek from BlackArch Partners and Andrew Schroeder or Chris Martin from Simmons & Co. (as representatives for the Company) (not to be unreasonably delayed, conditioned or withheld).
8.05    Payments to Unitholders, Optionholders and Other Individuals. If required to comply with applicable Tax withholding requirements, any payments made hereunder to any Unitholder, Optionholder or other individual (including, for the avoidance of doubt, disbursements of any portion of the Merger Consideration), shall be made through the payroll processing system of the Surviving Company or any of its Subsidiaries.
8.06    Credit Support. From the date hereof until the Closing, Purchaser shall take such actions as required to cause the full and unconditional release as of the Closing of all Liens against the Company or any of its Subsidiaries with respect to the Credit Support, including by providing cash collateral to the lenders of the Company providing such Credit Support in the amount required by such lenders, providing backstop credit support in the amount and in the form as required by such lenders and/or replacing such Credit Support in the amount and in the form required by the applicable beneficiaries.

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ARTICLE IX
TERMINATION

9.01    Termination. This Agreement may be terminated at any time prior to the Effective Time as follows and in no other manner:
(f)    by mutual written consent of the Purchaser and the Merger Sub, on the one hand, and the Company and the Representative, on the other hand;
(g)    upon the issuance by any Governmental Body of an order, decree or ruling or their taking of any other action restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or any other action shall have become final and non‑appealable;
(h)    by the Purchaser and the Merger Sub, on the one hand, or by the Company, on the other hand, if the Closing shall not have occurred on or before January 9, 2017 (the "Termination Date"); provided, however, that no termination may be made under this Section 9.01(c) if the failure to close shall have been caused by the action or inaction of the terminating party;
(i)    by the Purchaser and the Merger Sub, upon a breach of any covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty contained in Article V shall be or have become untrue, in either case, such that any of the condition set forth in Section 4.01(a), 4.01(b) or 4.01(c) would not be satisfied provided that such breach is either not capable of being cured or has not been cured prior to or on the Termination Date; or
(j)    by the Representative and the Company, upon a breach of any covenant or agreement on the part of the Purchaser or the Merger Sub set forth in this Agreement, or if any representation or warranty of the Purchaser or the Merger Sub shall be or have become untrue, in either case, such that any of the condition set forth in Section 4.02(a) or 4.02(b) would not be satisfied provided that such breach is either not capable of being cured or has not been cured prior to or on the Termination Date.
9.02    Effect of Termination. If this Agreement is terminated pursuant to Section 9.01, this Agreement shall become void and of no further force and effect (other than this Section 9.02, Article I, Section 13.02, Section 13.11, Section 13.13 and Section 13.17, which shall survive the termination of this Agreement) without any liability or obligation on the part of any party hereto, (a) other than liabilities and obligations under the Confidentiality Agreement and (b) except that no such termination shall relieve any party hereto of any liability for damages resulting from any knowing, intentional and material breach of its representations, warranties, covenants, or agreements contained herein prior to termination.
ARTICLE X
ADDITIONAL AGREEMENTS AND COVENANTS
10.01    Acknowledgement by the Purchaser.
The representations and warranties of the Company expressly and specifically set forth in this Agreement (in Article V or otherwise herein) (together with any representations and warranties expressly and specifically made by the Unitholders and Optionholders in their respective Letters of Transmittal and Option Cancellation Agreements), as qualified by the Disclosure Schedules, constitute the sole and exclusive representations, warranties, and statements (including by omission) of any kind or nature, whether written or oral, expressed or implied, statutory or otherwise (including, for the avoidance of doubt, relating to quality,

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quantity, condition, merchantability, fitness for a particular purpose or conformity to samples) of any of the Company, the Unitholders and the Optionholders, the Representative or any of their respective Non‑Recourse Parties as to any matter concerning the Company, any of its Subsidiaries or any of their respective joint ventures or businesses or in connection with this Agreement or the transactions contemplated by this Agreement, or with respect to the accuracy or completeness of any information provided to (or otherwise acquired by) the Purchaser or the Merger Sub or any of their respective Non‑Recourse Parties in connection with this Agreement or the transactions contemplated by this Agreement (including, for the avoidance of doubt, any statements, information, documents, projections, forecasts or other material made available to the Purchaser, the Merger Sub or any of their respective Non‑Recourse Parties in the Virtual Data Room or presentations including "management presentations") and all other purported representations and warranties or statements (including by omission) are hereby disclaimed by the Company, the Unitholders and Optionholders, the Representative and each of their respective Non‑Recourse Parties and (i) each of Purchaser and its Non‑Recourse Parties has and will only rely on the representations and warranties of the Company expressly and specifically set forth herein and the representations and warranties expressly and specifically made by the Unitholders and Optionholders in their respective Letters of Transmittal and Option Cancellation Agreements, (ii) each of the Purchaser and its Non‑Recourse Parties hereby expressly and irrevocably acknowledges and agrees that he, she or it has not relied on any other representations, warranties or statements (including by omission), and (iii) none of the Purchaser or the Merger Sub or any of their respective Non‑Recourse Parties shall have any claim with respect to their purported use of, or reliance on, any such representations, warranties or statements (including by omission).
10.02    Further Assurances. From time to time, as and when requested by any party hereto and at such requesting party's expense, any other party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as is reasonably necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement.
10.03    Employees and Employee Benefits.
(a)    Salary and Wages. The Purchaser will cause the Company to continue the employment effective immediately after the Closing Date of all employees of the Company and its Subsidiaries, including each such employee on medical, disability, family or other leave of absence as of the Closing Date. All such employees of the Company and its Subsidiaries who are employed by the Company and its Subsidiaries immediately following the Closing Date are referred to as "Retained Employees". The Purchaser will cause the Company to provide each such Retained Employee who remains employed with at least the same base wages, annual base salary and annual rate of cash bonus potential (determined as a percentage of annual base salary) (but excluding any equity plan program or arrangement) provided to each such employee on the Closing Date for a period of at least one (1) year following the Closing Date; provided, however, that nothing in this Section 10.03(a) shall obligate the Purchaser or the Company or any of its Subsidiaries to continue the employment of any such Retained Employee for any specific period.
(b)    Employee Benefits. As of the Closing Date and for a period of at least one (1) year thereafter, the Purchaser shall provide, or shall cause the Company to provide, each Retained Employee with benefits (other than any equity based compensation or participation in any defined benefit plan) that are substantially similar in the aggregate to the benefits provided to such Retained Employee immediately prior to the Closing Date.
(c)    Severance. The Severance Benefits Schedule sets forth a description of the Company's severance practices. Without limiting the foregoing provisions of this Section 10.03, the Purchaser shall, or shall cause the Surviving Company and its Subsidiaries to, pay severance benefits

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consistent with the requirements set forth in the Severance Benefits Schedule to Retained Employees whose employment with the Surviving Company or any of its Subsidiaries is involuntarily terminated within twelve (12) months following the Effective Time in amounts no less favorable than the amount of severance benefits to which such persons would have been entitled under the terms of the applicable Plan as in effect as of the Closing Date; provided, that Purchaser may condition such Retained Employee's entitlement to such severance benefits on such Retained Employee's execution of a reasonable release of claims in favor of Purchaser, the Company, its Subsidiaries, the Merger Sub, and their respective Affiliates.
(d)    Employee Service Credit. The Purchaser (i) shall give, or cause the Company to give, each Retained Employee credit under any benefit plan or personnel policies that cover the Retained Employee after the Closing Date, including any vacation, sick leave and severance policies, for purposes of eligibility, vesting and entitlement to vacation, sick leave and severance benefits for the Retained Employee's service with the Company and its Affiliates prior to the Closing Date, to the same extent recognized by the Company or its Subsidiaries or any predecessor thereof as of the Closing Date (other than vesting under any incentive plan and accrual under any defined benefit pension plan), (ii) shall allow such Retained Employees to participate in each plan providing welfare benefits (including medical, life insurance, long‑term disability insurance and long‑term care insurance) without regard to preexisting‑condition limitations, waiting periods, evidence of insurability or other exclusions or limitations not imposed on the Retained Employee by the corresponding Plans immediately prior to the Closing Date, and (iii) if any Welfare Plan is terminated prior to the end of the plan year that includes the Closing Date, the Purchaser shall credit the Retained Employee with any expenses that were covered by such Welfare Plan(s) for purposes of determining deductibles, co‑pays and other applicable limits under any similar replacement plans.
(e)    Vacation Pay and Personal Holidays. The Purchaser shall cause the Company to continue to credit to each Retained Employee all vacation and personal holiday pay that the Retained Employee is entitled to use but has not used as of the Closing Date (including any earned vacation or personal holiday pay to be used in future years), and shall assume all liability for the payment of such amounts, to the extent accrued on the Financial Statements.
(f)    No Third‑Party Beneficiaries. The provisions of this Section 10.03 are solely for the benefit of the parties to this Agreement, and no current or former employee, officer, director or consultant, or any other individual associated therewith, shall be regarded for any purpose as a third‑party beneficiary of this Section 10.03. In no event shall the terms of this Agreement be deemed to (i) establish, amend or modify any Plan or any other "employee benefit plan" as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by the Company, the Purchaser, the Surviving Company or any of their respective Affiliates; (ii) alter or limit the ability of the Purchaser, the Surviving Company or any of their respective Subsidiaries to amend, modify or terminate any Plan or any other benefit or employment plan, program, agreement or arrangement after the Closing Date; or (iii) confer upon any current or former employee, officer, director or consultant, any right to employment or continued employment or continued service with the Purchaser, the Surviving Company or any of their respective Subsidiaries, or constitute or create an employment agreement with any employee.
10.04    Antitrust Notification.
(a)    The Company and the Purchaser shall, as promptly as practicable and before the expiration of any relevant legal deadline, but in no event later than two (2) Business Days following the execution and delivery of this Agreement, file with (i) the United States Federal Trade Commission and the United States Department of Justice, the notification and report form required for the transactions contemplated hereby and any supplemental information requested in connection therewith pursuant to the HSR Act, which forms shall specifically request early termination of the waiting period prescribed by the

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HSR Act, and (ii) any other Governmental Body, any other filings, reports, information and documentation required for the transactions contemplated hereby pursuant to any Other Antitrust Regulations. Each of the Company and the Purchaser shall furnish to each other's counsel such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act and any such Other Antitrust Regulations. The Purchaser shall be responsible for advancing the filing fees payable in connection with the filings described in the first sentence of this Section 10.04(a).
(b)    The Company and the Purchaser shall use their commercially reasonable efforts to (i) promptly obtain any clearance required under the HSR Act and any Other Antitrust Regulations for the consummation of this Agreement and the transactions contemplated hereby; (ii) keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from any Governmental Body; and (iii) comply promptly with any such inquiry or request and supply to any Governmental Body without undue delay any additional information requested. Notwithstanding anything herein to the contrary, neither the Company nor any of its Subsidiaries nor the Purchaser shall be obligated to contest any final action or decision taken by any Governmental Body challenging the consummation of the transactions contemplated by this Agreement.
(c)    The parties hereto commit to instruct their respective counsel to cooperate with each other and use commercially reasonable efforts to facilitate and expedite the identification and resolution of any issues arising under the HSR Act and any Other Antitrust Regulations at the earliest practicable dates. Such commercially reasonable efforts and cooperation include counsel's undertaking (i) to keep each other appropriately informed of communications from and to personnel of the reviewing Governmental Bodies, and (ii) to confer with each other regarding appropriate contacts with and response to personnel of such Governmental Bodies and the content of any such contacts or presentations. Neither the Company nor the Purchaser shall participate in any meeting or discussion with any Governmental Body with respect of any such filings, applications, investigation, or other inquiry without giving the other party prior notice of the meeting or discussion and, to the extent permitted by the relevant Governmental Body, the opportunity to attend and participate in such meeting or discussion (which, at the reasonable request of either the Purchaser or the Company, shall be limited to outside antitrust counsel only). The Company and the Purchaser shall each approve the content of any filings (as contemplated by Section 10.04(a)), material communications, presentations, white papers or other written materials to be submitted to any Governmental Body in advance of any such submission.
10.05    Groquip Sale Agreements. Any amounts received by, paid to or otherwise credited to or offset against obligations of, the Surviving Company or the Purchaser, or any of their respective Subsidiaries or Affiliates with respect to the Groquip Sale Agreements, including, for the avoidance of doubt, any refunds or credits of Taxes (as defined in the Groquip Purchase Agreement), including any interest received with respect thereto pursuant to the Groquip Purchase Agreement and any amounts released from the Escrow Fund (as defined in the Groquip Escrow Agreement), including, for the avoidance of doubt, amounts released on the First Release Date and the Second Release Date (each as defined in the Groquip Escrow Agreement) pursuant to the Groquip Escrow Agreement, shall be paid to the Representative (for the benefit of the Unitholders), by wire transfer of immediately available funds to an account designated by the Representative, within three (3) Business Days after receipt by or payment or offset or credit to the Surviving Company, Purchaser or any of their respective Subsidiaries or Affiliates. The Surviving Company or Purchaser will provide notice to the Representative in accordance with Section 13.03 hereof within one (1) calendar day of receipt by or payment, offset or credit to, the Surviving Company, Purchaser or any of their respective Subsidiaries or Affiliates of any such amounts. The Company has made copies of the Groquip Sales Agreements available in the Virtual Data Room prior to the date hereof.

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10.06    Cooperation Regarding Additional Financial Statements. If it is determined at or after Closing that any of the significance tests required by the SEC's Regulation S‑X, Rules 1‑02(w) and 3‑05 exceed 40%, the Representative will, and cause its Affiliates to, at the Purchaser's sole cost and expense, reasonably and timely cooperate with Purchaser and the Company in their preparation of any additional audited financial statements of the Company that the Purchaser is required to file with the SEC due to such level of significance of the acquisition transaction contemplated by this Agreement
ARTICLE XI
INDEMNIFICATION
11.01    Indemnification of the Purchaser Indemnified Parties. From and after the Closing, the Purchaser and each of its Affiliates, officers, directors, employees or agents (collectively, the "Purchaser Indemnified Parties") shall be indemnified (subject to, and in accordance with, the provisions of this Article XI and the Escrow Agreement) by the Unitholders and Optionholders, severally and not jointly (except as otherwise set forth in Section 11.01(iii)), against, and held harmless from, any and all loss, liability, claims, penalty, tax, fine, deficiency, assessment, judgment, damage, cost or expense (including reasonable expenses for investigation and defense and reasonable legal fees) ("Losses") suffered or incurred by any of the Purchaser Indemnified Parties to the extent arising out of or resulting from: (i) any breach of, or any misrepresentation with respect to, any of the representations and warranties expressly and specifically set forth in Article V; (ii) any non‑fulfillment of any covenant of the Company or its Subsidiaries contained in this Agreement requiring performance on or prior to the Closing Date; (iii) any non‑fulfillment of any covenant of the Unitholders and Optionholders contained in this Agreement or in any document delivered hereunder requiring performance after the Closing Date (provided that no Unitholder or Optionholder shall have to indemnify the Purchaser Indemnified Parties for any breach by any other Unitholder or Optionholder); (iv) any unpaid Indebtedness or Transaction Expenses as of the Closing; (v) any Indemnified Taxes; and (vi) any claim for indemnification by the Buyer Parties (as defined in the Groquip Sale Agreement) under the Groquip Sale Agreement; subject to the following limitations:
(a)    the Purchaser Indemnified Parties shall not be entitled to recover under this Section 11.01 for an individual claim or group of related claims with respect to any Losses unless and until the amount of Losses that otherwise would be payable pursuant to this Section 11.01 with respect to such claim or group of related claims exceeds five thousand dollars ($5,000) (the "Per Claim Threshold" and all claims excluded by virtue of the Per Claim Threshold, the "Excluded Claims"), provided once the aggregate amount of Losses with respect to the Excluded Claims exceeds fifty thousand dollars ($50,000) (the "Aggregate Excluded Claims Threshold"), the Purchaser Indemnified Parties shall be entitled recover the full amount of all Losses in accordance with the terms hereof, without application of the Per Claim Threshold; provided, however, that the Per Claim Threshold shall not apply to, and the Purchaser Indemnified Parties shall, subject to the other applicable limitations set forth herein, be entitled to recover under Section 11.01 for all Losses to the extent arising out of or resulting from any breach of, or any misrepresentation with respect to, any Company Fundamental Representation, the representations set forth in Sections 5.08(q)-(r) or the matters set forth in Sections 11.01(ii)‑(vi);
(b)    the Purchaser Indemnified Parties shall not be entitled to recover under this Section 11.01 until the total amount that the Purchaser Indemnified Parties would otherwise recover under this Section 11.01, giving effect to Section 11.01(a), exceeds one million six hundred twelve thousand five hundred dollars ($1,612,500) (the "Deductible"), and then only to the extent of any such excess, provided, however, that the Deductible shall not apply to, and the Purchaser Indemnified Parties shall be entitled to recover under Section 11.01 for all Losses to the extent arising out of or resulting from (x) any breach of, or any misrepresentation with respect to, any Company Fundamental Representation, (y), the representations set forth in Sections 5.08(q)-(r), or (z) the matters set forth in Sections 11.01(ii)‑(vi);

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(c)    the Purchaser Indemnified Parties shall not be entitled to recover an aggregate amount under this Section 11.01 in excess of:
(xxvii)    the Indemnification Escrow Amount (the "Standard Matters Cap") in respect of all Losses arising out of or resulting from the matters set forth in Section 11.01(i) (other than with respect to any of the Company Fundamental Representations or the Special Representations);
(xxviii)    the Special Indemnity Cap in respect of all Losses arising out of or resulting from (1) the matters set forth in Section 11.01(i) with respect to any of the Company Special Representations or (2) the matters set forth in Section 11.01(ii) and Section 11.01(iii);
(xxix)    $5,000,000 (the "Groquip Cap") in respect of all Losses arising out of or resulting from the matters set forth in Section 11.01(vi); and
(xxx)    the Aggregate Cap in respect of all Losses arising out of or resulting from the matters set forth in Section 11.01;
(d)    the Purchaser Indemnified Parties shall not be entitled to recover from a Unitholder or an Optionholder under this Section 11.01 or from any Unitholder or Optionholder pursuant to the Letters of Transmittal or Option Cancellation Agreements or otherwise in connection with the transactions contemplated hereby, (i) for any Loss (and no such Loss shall be aggregated for purposes of Section 11.01(a) or Section 11.01(b)) to the extent such Loss is taken into account in determining the final Closing Cash Proceeds or (ii) in an aggregate amount in excess of such Unitholder's or Optionholder's Per Unit Portion of the final Closing Cash Proceeds actually received by the Unitholders and Optionholders;
(e)    the Purchaser Indemnified Parties shall not be entitled to recover under Section 11.01(v) until the aggregate amount that the Purchaser Indemnified Parties would otherwise recover under Section 11.01(v) exceeds the Transaction Tax Benefit Deductible, and then only to the extent of any such excess;
(f)    except to the extent actually paid to an unrelated third party in respect to a Third Party Claim, the Purchaser Indemnified Parties shall not be entitled to recover under this Section 11.01 with respect to any Loss (and no such Loss shall be aggregated for purposes of Section 11.01(a) or Section 11.01(b)) or from any Unitholder or Optionholder pursuant to the Letters of Transmittal or Option Cancellation Agreements or otherwise in connection with the transactions contemplated hereby) with respect to any Loss for any amounts in respect of punitive or exemplary damages;
(g)    the Purchaser Indemnified Parties shall not be entitled to recover under this Section 11.01 for any Loss (and no such Loss shall be aggregated for purposes of Section 11.01(a) or Section 11.01(b)) to the extent caused or triggered by (i) any "Phase II" investigation, sampling or other invasive testing of environmental media, any remedial or investigatory action or any disclosure or reporting to any Governmental Body or other person, in each case, that is not required by Environmental Laws, mandated by a Governmental Body or necessary in response to developments occurring after the Closing which indicate a material threat to human health or the environment; (ii) any changes in Law or (iii) any material change in operations at or use of a property, in the case of each of clauses (i), (ii), and (iii), that occurs after the Closing;
(h)    in the event of any breach giving rise to an indemnification obligation under this Section 11.01 or from any Unitholder or Optionholder pursuant to the Letters of Transmittal or Option Cancellation Agreements or otherwise in connection with the transactions contemplated hereby, the Purchaser

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shall take, and shall cause the Surviving Company and its Subsidiaries to take, commercially reasonable measures to mitigate the Losses arising from such breach; and
(i)    notwithstanding anything to the contrary herein, all materiality qualifications, including "material" and "Material Adverse Change," contained in the representations and warranties set forth in Article V, other than with respect to the representations and warranties set forth in Section 5.05(b) (Financial Statements), shall be disregarded for purposes of determining whether a breach of any such representations or warranties has occurred and the amount of any Losses arising out of or resulting from such breach.
11.02    Exclusive Remedy. From and after (a) the date hereof until the Closing, the Purchaser Indemnified Parties' sole and exclusive remedy against the Company and its Subsidiaries, the Representative, the Unitholders, the Optionholders and each of their respective Non‑Recourse Parties, whether in any individual, corporate or any other capacity, with respect to any and all claims relating (directly or indirectly) to the subject matter of this Agreement or the transactions contemplated hereby, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise, shall be solely pursuant to the provisions of Section 9.01 or Section 13.18 in accordance with the terms hereof, and (b) the Closing, the Purchaser Indemnified Parties' sole and exclusive remedy against the Representative, the Unitholders, the Optionholders and each of their respective Non‑Recourse Parties, whether in any individual, corporate or any other capacity, with respect to any and all claims relating (directly or indirectly) to the subject matter of this Agreement or the transactions contemplated hereby, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise, shall be pursuant to the provisions of this Article XI, the provisions of the Escrow Agreement, the terms and conditions of each Unitholders' and Optionholders' Letters of Transmittal and Option Cancellation Agreements, and the terms of the Restrictive Covenant Agreements, as applicable. In furtherance of the foregoing, (x) the Purchaser and the Merger Sub each hereby waives and releases, to the fullest extent permitted under applicable Law, each Unitholder, each Optionholder, the Representative and each of their respective Non‑Recourse Parties, whether in any individual, corporate or any other capacity, from and against any and all other rights, claims and causes of action it may have against each Unitholder, each Optionholder, the Representative or any of their respective Non‑Recourse Parties relating (directly or indirectly) to the subject matter of this Agreement or the transactions contemplated hereby (including relating to any exhibit, Schedule or document delivered hereunder), including whether arising under or based upon any Law or otherwise or its direct or indirect equity ownership interest in the Company or any of its Subsidiaries which existed on or prior to the Closing, whether known or unknown to the Purchaser or the Merger Sub and (y) each Unitholder and Optionholder, on behalf of itself and, to the extent applicable, its current and former directors, officers, employees, partners, members, shareholders, successors, assigns and direct and indirect equityholders hereby (i) irrevocably and unconditionally waives, releases and forever discharges, to the fullest extent permitted under applicable Law, the Company, the Purchaser, the Merger Sub and each of their respective affiliates, successors (including the Surviving Company) and assigns and each of their respective current and former directors, officers, employees, partners, members, shareholders, successors and assigns (collectively, the "Company Affiliates") of and from any and all liabilities and obligations to, actions, causes of action, suits, proceedings, executions, judgments, duties, debts, dues, accounts, bonds, contracts and covenants (whether express or implied), and any claims and demands, whether in law or in equity, by, it of any kind or nature whatsoever solely in such Person's capacity as a Unitholder or Optionholder of the Company in respect of any cause, matter or thing relating to any Company Affiliate occurring or arising up until the Closing, in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, and whether arising under any agreement or understanding or otherwise (except for (A) contractual rights of the undersigned pursuant to this Agreement and any other certificate, document or instrument executed pursuant to the terms of this Agreement, including without limitation the Letter of Transmittal of such Unitholder or Optionholder,

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or in connection with the transactions contemplated by this Agreement, (B) indemnification of any current or former officer, director or employee of the Company or any of its Subsidiaries under the organizational documents of the Company or any of its Affiliates (and after the closing, of the Surviving Company), or (C) any rights that arise after the Closing), (ii) agrees that such Unitholder or Optionholder shall not seek to recover any amounts in connection therewith or thereunder from the Company, the Purchaser, the Merger Sub or any of the Company Affiliates and (ii) acknowledges that the terms of this Section 11.02(y) are for the benefit of the Company Affiliates and shall be enforceable by any of them directly against such Unitholder or Optionholder; provided, however, that, in each case, the foregoing release shall not apply to claims arising under or pursuant to and in accordance with this Agreement against the parties to this Agreement, or claims arising under or pursuant to and in accordance with the Letters of Transmittal or the Option Cancellation Agreements against the applicable parties to such agreements. Except for the Purchaser pursuant to Section 3.02(d), no Person (including the Unitholders, the Optionholders, the Representative and their respective Non‑Recourse Parties) shall have any obligation to fund the Indemnification Escrow Account. The provisions in this Agreement relating to indemnification, and the limits imposed on the Purchaser Indemnified Parties' remedies with respect to this Agreement and the transactions contemplated hereby (including Section 11.01 and this Section 11.02) were specifically bargained for between sophisticated parties and were specifically taken into account in the determination of the amounts to be paid to the Unitholders and Optionholders hereunder. No Purchaser Indemnified Party may avoid the limitations on liability set forth in this Article XI by seeking damages for breach of contract, tort or pursuant to any other theory of liability. Nothing in this Section 11.02 shall limit the rights of the Unitholders, the Optionholders or the Representative to seek specific performance of the other parties' obligations hereunder in accordance with Section 13.18. Nothing in this Section 11.02 shall limit a party's right to bring a claim for common law fraud to the extent such fraud cannot be waived as a matter of Delaware public policy with respect to contracts as contemplated by Abry Partners V, L.P. v. F&W Acquisition LLC, 801 A.2d 1032 (Del. Ch. 2006).
11.03    Indemnification of the Seller Indemnified Parties. From and after the Closing, the Unitholders, the Optionholders, the Representative and each of their respective Affiliates, officers, directors, employees or agents (collectively, the "Seller Indemnified Parties") shall be indemnified by Purchaser (subject to, and in accordance with, the provisions of this Article XI) against, and held harmless from, any and all Losses suffered or incurred by any such Seller Indemnified Party to the extent arising from: (a) any breach of, or any misrepresentation with respect to, any representation or warranty expressly and specifically set forth in Article VI, and (b) any nonfulfillment or breach of any covenant of the Purchaser, the Merger Sub or the Surviving Company contained in this Agreement or in any document delivered hereunder requiring performance after the Closing Date.
11.04    Termination of Indemnification. The obligations to indemnify and hold harmless a party in respect of a breach of representation or warranty or covenant shall terminate when the applicable representation or warranty or covenant terminates pursuant to Section 11.07; provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which an Indemnified Party shall have, prior to the expiration of the applicable period, previously made a claim by delivering a written notice (stating in reasonable detail the nature of, and factual and legal basis for, any such claim for indemnification, the amount thereof (if known and quantifiable) and the provisions of this Agreement upon which such claim for indemnification is made) to the Indemnifying Party.

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11.05    Procedures Relating to Indemnification.
(a)    In order for a Person (the "Indemnified Party") to be entitled to any indemnification provided for under this Agreement in respect of a claim or demand made by any non Affiliated Person against the Indemnified Party (a "Third Party Claim"), such Indemnified Party must notify the indemnifying party (the "Indemnifying Party") in writing, and in reasonable detail (including a description of the claim, the amount thereof (if known and quantifiable) and the basis thereof and the provisions of this Agreement upon which such claim for indemnification is made), of the Third Party Claim as promptly as reasonably possible after receipt, but in no event later than five (5) Business Days after receipt, by such Indemnified Party of notice of the Third Party Claim; provided, that failure to give such notification on a timely basis shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, within five (5) Business Days after the Indemnified Party's receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim.
(b)    It is the parties' intention that, to the extent available, a Purchaser Indemnified Party shall seek recourse pursuant to the CW Agreement prior to seeking recourse against the Unitholders and Optionholders pursuant to this Article XI. Accordingly, if a Purchaser Indemnified Party would, in its sole but reasonable discretion, exercised in good faith and consistent with the previous sentence, reasonably be entitled to seek recovery with respect to all or any portion of a Third Party Claim pursuant to the CW Agreement (all or such portion of such Third Party Claim, a "CW Claim"), then such Purchaser Indemnified Party shall (i) contemporaneously with or prior to notifying the applicable Indemnifying Party of such CW Claim, deliver a notice of such claim to the applicable indemnifying parties under the CW Agreement and to the Representative (provided that failure to give such notification on a timely basis shall not affect the indemnification of the Indemnifying Party except to the extent that the Indemnifying Party shall have been actually prejudiced as a result of such failure), (ii) notify the Indemnifying Party of such Third Party Claim in accordance with Section 11.05(a), and (iii) pursue such CW Claim until the same has been finally determined in accordance with the CW Agreement, it being understood that (A) the Purchaser Indemnified Party's notification to the Indemnified Party of the Third Party Claim as relates to such CW Claim shall constitute notice to the Indemnified Party of the Third Party Claim for purposes of this Section 11.05(a) and shall serve to toll the survival period set forth in Section 11.07 solely with respect to such Third Party Claim until the CW Claim has been finally determined in accordance with the CW Agreement, (B) nothing in this Section 11.05(b) shall limit the Purchaser Indemnified Party's ability to take any action it deems necessary to preserve its claim against the Indemnified Party and (C) in no event shall any Purchaser Indemnified Party be entitled to recover any amount under this Article XI with respect to a CW Claim unless and until such CW Claim has been finally determined in accordance with the CW Agreement.
(c)    If a Third Party Claim is made against an Indemnified Party, the Indemnifying Party shall be entitled to, at such Indemnifying Party's expense, assume the defense thereof with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party; provided, however, that the Indemnifying Party may not assume and conduct the defense of such Third Party Claim and shall pay the reasonable fees and expenses of counsel retained by the Indemnified Party if (i) such Third Party Claim seeks equitable relief, (ii) such Third Party Claim involves criminal or quasi‑criminal allegations, (iii) such Third Party Claim involves a claim to which the Indemnified Party reasonably believes an adverse determination would have a material and adverse effect on the Indemnified Party's reputation or future business prospects, (iv) such Third Party Claim involves a claim that, upon petition by the Indemnified Party, the appropriate court rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend, (v) such Third Party Claim involves a claim that is reasonably expected to result in liability to the Indemnified Party in excess of the result of (A) the then‑remaining Indemnification Escrow Funds as of such date minus

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(B) the sum of all Losses specified in any then unresolved indemnification claims made by the Indemnified Party pursuant to this Article XI (including the limitations herein), or (vi) the insurer under the R&W Insurance Policy exercises a right to defend or control such Third‑Party Claim; provided, further, however, such election will conclusively establish for purposes of this Agreement that the Indemnified Party is entitled to relief under this Agreement for any Loss arising, directly or indirectly, from or in connection with the Third‑Party Claim (subject to the provisions of this Article XI). Notwithstanding the foregoing, (A) regardless of whether a Seller Indemnifying Party assumes the defense of a Third‑Party Claim against a Purchaser Indemnified Party, the Representative shall continue to be entitled to assert any limitation on any claims made by any Purchaser Indemnified Party contained in Sections 11.01 and 11.02 and (B) should an Indemnifying Party elect to assume the defense of a Third Party Claim in accordance with Section 11.05(b), (x) the Indemnifying Party shall be liable for the fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party had not assumed the defense thereof, (y) the Indemnifying Party shall not have the right to recover and be reimbursed from the Indemnification Escrow Funds for any Losses of the Indemnifying Party incurred in defending or settling such Third Party Claim, as applicable, and (z) the amount of any Losses incurred by the Indemnifying Party in defending or settling such Third Party Claim shall not be deemed to be Losses of, and Losses recovered by, the Indemnified Party for purposes of determining whether Losses otherwise recoverable by the Indemnified Parties would exceed the Standard Matters Cap, the Special Matters Cap, the Groquip Cap, the Aggregate Cap and/or a Unitholder's or Optionholder's Per Unit Portion of the Enterprise Value, as applicable. If the Indemnifying Party assumes such defense as provided in Section 11.05(b), the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood, however, that the Indemnifying Party shall control such defense subject to the terms Section 11.05(b). If the Indemnifying Party chooses to defend any Third Party Claim, all the parties hereto shall use commercially reasonable efforts to cooperate in the defense or prosecution of such Third Party Claim. Such cooperation shall include the retention and (upon the Indemnifying Party's request) the provision to the Indemnifying Party of records and information that are reasonably relevant to such Third Party Claim, and making employees and other representatives and advisors available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. If the Indemnifying Party shall control the defense of any Third Party Claim as provided in Section 11.05(b), then the Indemnifying Party shall be entitled to settle such Third Party Claim; provided, that, the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed) before entering into any settlement of a claim or ceasing to defend such claim if, pursuant to or as a result of such settlement or cessation, injunctive or other equitable relief will be imposed against the Indemnified Party, such settlement does not expressly and unconditionally release the Indemnified Party from all liabilities and obligations with respect to such claim, without prejudice, such Indemnified Party shall have to pay a portion of the settlement, or such settlement could be reasonably expected to materially and adversely affect any Tax or other liability of the Purchaser or any of its Affiliates (including the Company post‑Closing).
11.06    Net Losses. The amount of any and all Losses under this Article XI shall be determined net of (a) any Tax Benefits actually realized by any party seeking indemnification hereunder arising from any such Losses in the year of such Loss, any prior year and the two (2) years following the year of such Loss, determined on a with‑ and without‑ basis, and (b) any amounts recovered or recoverable by the Indemnified Party under insurance policies, indemnities or other reimbursement arrangements with respect to such Losses, including for the avoidance of doubt under the R&W Insurance Policy. If the Indemnified Party receives a Tax Benefit after an indemnification payment is made to it that was not taken into account at the time the indemnification payment was made, the Indemnified Party shall within ten (10) days of receipt of such Tax Benefit pay over to the Representative or to the Paying Agent at the Representative's direction (on behalf of the Unitholders and Optionholders) the amount of such Tax Benefit at such time or times as, and to the extent

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that, such Tax Benefit is actually realized by the Indemnified Party. The Indemnified Party shall use commercially reasonable efforts to seek full recovery under all insurance policies covering any Loss to the same extent as they would if such Loss were not subject to indemnification hereunder (but, for the avoidance of doubt, only after the amount of any deductibles, retentions or similar costs have been satisfied and only the extent such policies cover such Loss). In the event that an insurance, indemnification or other recovery is made by any Indemnified Party with respect to any Loss for which any such Person has been indemnified hereunder, then a refund equal to the lesser of (i) the aggregate amount of the recovery actually received by the Indemnified Party, net of any recovery costs, and (ii) the amount of the indemnification payment previously received by the Indemnified Party pursuant to Section 11.01 with respect to such Loss. Each party hereto waives, to the extent permitted under its applicable insurance policies, any subrogation rights that its insurer may have with respect to any indemnifiable Losses. Any indemnity payment under this Agreement shall be treated as an adjustment to the Merger Consideration for Tax purposes.
11.07    Survival. The representations and warranties herein shall survive the Closing solely for purposes of Section 11.01 and Section 11.03 until the close of business on the date that is twelve (12) months after the Closing Date and no claims may be brought with respect to such matters thereafter; provided, however, that the Company Fundamental Representations shall survive until the close of business on the date that is eighteen (18) months after the Closing Date. Liability with respect to the matters set forth in (a) Section 11.01(ii) shall survive until the close of business of the date that is ninety (90) days after the Closing Date, (b) Section 11.01(iii), Section 11.01(iv) and Section 11.01(v) shall survive until the close of business on the date that is eighteen (18) months after the Closing Date, and (c) Section 11.01(vi) shall survive until the close of business on the date that is twenty‑four (24) months after the Closing Date; provided, however, that the indemnification obligations of the Indemnifying Party hereunder shall not terminate with respect to any pending claim timely filed in accordance with Section 11.01 until such claim is finally resolved. No claim for indemnification hereunder for breach of any representations, warranties, covenants, agreements and other provisions may be made after the expiration of the applicable survival period set forth in this Section 11.07.
11.08    Manner of Payment or Satisfaction. Subject to, and in accordance with, the provisions of this Article XI and the Escrow Agreement:
(a)    Any indemnification of the Seller Indemnified Parties pursuant to this Article XI shall be delivered by the Purchaser to the Representative or the Paying Agent at the Representative's direction (on behalf of the Unitholders and Optionholders) by wire transfer of immediately available funds to an account designated by the Representative within five (5) Business Days after the determination thereof.
(b)    Any Losses with respect to which the Purchaser Indemnified Parties are otherwise entitled to recover from a Unitholder or Optionholder pursuant to the terms of, and subject to the limitations set forth in, this Article XI shall first be reduced, to the maximum extent, pursuant to an offset against, and deduction of, the Excess Working Capital Balance, if any. Any Losses with respect to which the Purchaser Indemnified Parties are entitled to recover from a Unitholder or Optionholder pursuant to this Article XI after any such reduction pursuant to the immediately preceding sentence shall be delivered to the Purchaser (i) first, from the Indemnification Escrow Funds in accordance with the terms of the Escrow Agreement by wire transfer of immediately available funds to an account designated by the Purchaser within five (5) Business Days after the determination thereof; and (ii) second, to the extent the sum of such Indemnification Escrow Funds are less than the indemnifiable Loss pursuant to this Article XI, directly from the Unitholders and Optionholders, severally and not jointly and in accordance with each such Unitholder's or Optionholders' Per Unit Portion of the Enterprise Value, subject to the Standard Matters Cap, the Special Indemnity Cap, the Groquip Cap and the Aggregate Cap, as applicable, by wire transfer of immediately available funds to an account designated by the Purchaser within five (5) Business Days after the determination thereof.

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ARTICLE XII
TAX MATTERS
12.01    Preparation and Filing of Tax Returns; Payment of Taxes.
(g)    The Company shall prepare and timely file all Tax Returns of the Company or any of its Subsidiaries required to be filed (taking into account extensions) prior to the Closing Date. Unless otherwise required by Law, none of the Purchaser or any of its Affiliates shall (or shall cause or permit any other Person to) (i) except as otherwise provided in this Section 12.01, amend, re‑file or otherwise modify any Tax Return relating in whole or in part to the Company or any of its Subsidiaries with respect to any Pre‑Closing Tax Period (or portion thereof); (ii) make any Tax election (including, but not limited to, an election pursuant to Section 336 or 338 of the Code) that has retroactive effect to any Pre‑Closing Tax Period (or portion thereof); (iii) file any ruling or request with any taxing authority that relates to Taxes or Tax Returns of the Company or any of its Subsidiaries for a Pre‑Closing Tax Period; or (iv) enter into any voluntary disclosure with any taxing authority regarding any Tax or Tax Returns of the Company or any of its Subsidiaries for a Pre‑Closing Tax Period (including any voluntary disclosure with a taxing authority with respect to filing Tax Returns or paying Taxes for a Pre‑Closing Tax Period in a jurisdiction that the Company or any of its Subsidiaries did not previously file a Tax Return or pay Taxes), in each case, without the prior written consent of the Representative, not to be unreasonably withheld, conditioned or delayed if and to the extent such action (i) could have an effect on the amount of Pre‑Closing Tax Refunds or Transaction Tax Deductions Benefits to be paid over to the Representative pursuant to Section 12.03 or (ii) could result in any Taxes for which the Purchaser Indemnified Parties may be indemnified pursuant to Section 11.01.
(h)    Subject to Section 12.01(c), the Purchaser shall prepare, or cause to be prepared, and timely file, or cause to be filed, all other Tax Returns with respect to the Company (or the Surviving Company) or any Subsidiary thereof. The Purchaser shall make, or cause to be made, all payments required with respect to any such Tax Returns.
(i)    Any Tax Return to be prepared and filed after the Closing Date for taxable periods beginning before the Closing Date shall be prepared on a basis consistent with the last previous similar Tax Return to the extent permissible under applicable Law. Any net operating loss or tax credit shall be carried back to the earliest taxable period permitted by Law. Each of the parties hereto agree that the Transaction Tax Deductions shall be allocated to the taxable period ending on the Closing Date or the pre‑Closing portion of the Straddle Period, as applicable, and included in the United States federal income Tax Return filed by the Company or any of its Subsidiaries for the taxable year ending on the Closing Date to the fullest extent allowable by Law. The party preparing each such Tax Return shall consult with the Representative concerning such Tax Return in good faith. The party preparing each such Tax Return shall provide the Representative with a copy of such proposed Tax Return (and such additional information regarding such Tax Return as may reasonably be requested by the Representative) at least forty five (45) days prior to the filing of such Tax Return, except that in the case of a Tax Return due within ninety (90) days following the Closing Date, the copy shall be provided to the Representative within ten (10) days prior to the filing. The Purchaser shall consider in good faith any comments of the Representative to such Tax Returns, and shall not file any such Tax Returns without Representative's prior written consent, not to be unreasonably withheld, conditioned or delayed. The Purchaser and the Representative shall use good faith efforts to resolve any dispute regarding the preparation of Tax Returns after the Closing Date for Tax periods beginning before the Closing Date. Notwithstanding anything herein to the contrary, the Parties agree that the Company and its Subsidiaries shall elect to terminate the use of the LIFO method of tax accounting in their taxable year ended June 30, 2016 (the “LIFO Termination Election”).

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(j)    In connection with the preparation of the first Income Tax Return for a Pre-Closing Period of the Company or any of its Subsidiaries to be filed after the Closing Date, the party preparing such Income Tax Return shall provide the Representative along with the draft of such proposed Tax Return pursuant to Section 12.01(c) with a proposed calculation of the Transaction Tax Benefit Deductible (including the elements of the definition of Transaction Tax Deductions which shall be deductible for federal Income Tax purposes). The Parties shall negotiate in good faith to finalize the Transaction Tax Benefit Deductible. The Transaction Tax Benefit Deductible shall be updated for the amount of any Transaction Tax Deductions to the extent not included as deductions in Income Tax Returns of the Company and/or any of its Subsidiaries for a taxable period or portion thereof that ends on the Closing Date.
12.02    Allocation of Certain Taxes.
(d)    If the Company or the Surviving Company is permitted, but not required, under applicable foreign, state or local Income Tax Laws to treat the Closing Date as the last day of a taxable period, such day shall be treated as the last day of a taxable period.
(e)    Any Taxes for a taxable period beginning before the Closing Date and ending after the Closing Date (a "Straddle Period") based on or measured by income, receipts, or payroll of the Company and its Subsidiaries for the Pre‑Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass‑through entity in which Company or any of its Subsidiaries holds a beneficial interest shall be deemed to terminate at such time) and the amount of other Taxes of Company and its Subsidiaries for a Straddle Period that relates to the Pre‑Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.
12.03    Tax Refunds and Transaction Tax Deduction Benefits.
(a)    Any refunds of Taxes (including, without limitation, estimated Taxes) with respect to any taxable period of the Company or any of its Subsidiaries ending on or before the Closing Date and the portion through the end of the Closing Date for any Straddle Period that are received by the Purchaser, the Surviving Company, or any of their respective Subsidiaries after the Closing Date, net of all out-of-pocket costs (including Taxes) imposed on or incurred by Purchaser, the Surviving Company or any of their respective Subsidiaries (any such refund, a "Pre‑Closing Tax Refund"), shall be for the account of the Unitholders and the Optionholder or the Purchaser as provided in Section 12.03(c). The Purchaser shall, and shall cause the Surviving Company and their respective Subsidiaries to, use reasonable best efforts to maximize any Pre‑Closing Tax Refunds, and shall cooperate with the Representative (on behalf of, and at the sole expense of, the Unitholders and the Optionholders) in obtaining such Pre‑Closing Tax Refunds, including through the filing of amended Tax Returns or refund claims, it being understood that (i) all such refunds shall be claimed in cash rather than as a credit against future Tax liabilities, and (ii) at the election of the Representative, the Purchaser, the Surviving Company and the Surviving Company's Subsidiaries will carry back any net operating losses for taxable periods ending on or before or including the Closing Date to prior taxable periods as allowable by applicable Tax Law and shall claim Tax refunds as a result of such carryback.
(b)    Any Transaction Tax Deduction Benefit (as defined below) realized with respect to each taxable year (or portion thereof) beginning on or after the Closing Date shall be for the account of the Unitholders and the Optionholders or the Purchaser as provided in Section 12.03(c). For this purpose, a "Transaction Tax Deduction Benefit" means the amount of any reduction in the Purchaser's (including any group with which the Purchaser files Tax Returns on a consolidated, combined or similar basis), the Surviving

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Company's, or any of their respective Subsidiaries' liability for Taxes resulting from (i) the carryforward of any net operating loss of the Company or any of its Subsidiaries arising in a taxable period or portion thereof ending on or before the Closing Date or (ii) any Transaction Tax Deductions to the extent not included as deductions in the Tax Returns of the Company and/or its Subsidiaries for a taxable period or portion thereof that ends on the Closing Date. A Transaction Tax Deduction Benefit shall be deemed to be realized in a taxable year (or portion thereof) if, and only to the extent that, the Purchaser's (including any group with which the Purchaser files Tax Returns on a consolidated, combined or similar basis), the Surviving Company's, or any of their respective Subsidiaries' liability for Taxes for such taxable year, calculated by excluding such net operating loss carryforward and/or such Transaction Tax Deduction, exceeds such Person's actual liability for Taxes for such taxable year (or portion thereof), calculated by taking into account such net operating loss carryforward and/or such Transaction Tax Deduction. A Transaction Tax Deduction Benefit shall be deemed to be realized when the applicable person's actual Tax payment for such taxable year (or portion thereof) is reduced (as calculated pursuant to the previous sentence), including, for the avoidance of doubt, upon the payment of any reduced extension payment. In connection with the payment of any Transaction Tax Deduction Benefit and within ten (10) of filing the final Tax Return for a taxable year, the Purchaser shall provide to the Representative a calculation (and accompanying analysis and workpapers) of the Transaction Tax Deduction Benefit for such taxable year (or portion thereof) beginning after the Closing Date prepared by the accounting firm responsible for preparing its Tax Returns.
(c)    The benefit of any Transaction Tax Deductions (including in the form of a reduction in pre-closing income Taxes of the Company or its Subsidiaries), Pre-Closing Tax Refunds, and/or Transaction Tax Deduction Benefits shall be for the account of the Unitholders and the Optionholders, on the one hand, and of the Purchaser, on the other hand, as follows (it being understood that the benefit of any Transaction Tax Deductions in form of a reduction in pre-closing income Taxes shall be deemed allocated first):
(iii)    First, to the Purchaser up to the amount of any Indemnified Taxes not in excess of the Transaction Tax Benefit Deductible;
(iv)    Second, to the Unitholders and the Optionholders up to the amount of any indemnification paid to the Purchaser Indemnified Parties pursuant to Section 11.01(v);
(v)    Third, to the Purchaser up to the amount of the LIFO Tax Liability; and
(vi)    Fourth, fifty percent (50%) to the Purchaser and fifty percent (50%) to the Unitholders and the Optionholders.
(d)    The Purchaser shall, or shall cause the Surviving Company or one or more of its Subsidiaries to, pay to the Representative or to the Paying Agent at the Representative’s direction (on behalf of the Unitholders and the Optionholders) the amount of any Pre-Closing Tax Refund and/or Transaction Tax Deduction Benefit that is for the account of the Unitholders and the Optionholders as determined pursuant to Section 12.03(c) within ten (10) days after receipt thereof.
(e)    The Purchaser shall, and shall cause the Surviving Company and their respective Subsidiaries to, use commercially reasonable efforts to maximize any Pre-Closing Tax Refund and/or Transaction Tax Deduction Benefits, which efforts shall include maximizing the "Section 382 limitation" with respect to the carryforward of any net operating loss of the Company or its Subsidiaries (including applying the "section 338 approach" pursuant to Notice 2003‑65, 2003‑2 C.B. 747).
(f)    The payment of the any Pre-Closing Tax Refund and/or Transaction Tax Benefits, if any, pursuant to this Section 12.03 shall be treated by all parties for tax purposes as adjustments to the Enterprise Value, to the extent permitted by Law.

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12.04    Transfer Taxes. At the Closing or, if due thereafter, promptly when due, all gross receipts, transfer Taxes, gains Taxes, real property transfer Taxes, sales Taxes, use Taxes, excise Taxes, stamp Taxes, conveyance Taxes and any other similar Taxes applicable to, arising out of or imposed upon the transactions contemplated hereunder shall be paid, or caused to be paid, by the Representative (on behalf of the Unitholders). The Representative shall prepare any Tax Returns with respect to such Taxes, and the Purchaser shall cooperate with the Representative in the preparation of such Tax Returns.
12.05    Cooperation on Tax Matters.
(a)    The Purchaser, on the one hand, and the Representative (on behalf of the Unitholders and Optionholders), on the other hand, and their respective Affiliates shall cooperate fully, as and to the extent reasonably requested by the other party, in (i) the preparation of all Tax Returns pursuant to this Article XII and (ii) the conduct of any Tax Proceeding, for which one (1) party could reasonably require the assistance of the other party in obtaining any necessary information. Such cooperation shall include, but not be limited to, the retention and (upon the other party's request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Such cooperation and information also shall include promptly forwarding copies of appropriate notices and forms or other communications received from or sent to any Governmental Body which relate to the Surviving Company, the Company or any of its Subsidiaries, and providing copies of all relevant Tax Returns, together with accompanying schedules and related workpapers, documents relating to rulings or other determinations by any Governmental Body and records concerning the ownership and tax basis of property, which the requested party may possess.
(b)    At its election, the Representative shall control at its expense any Tax Proceeding (i) for which the Purchaser, the Company, the Surviving Company or any of the Subsidiaries may be indemnified pursuant to Section 11.01 or (ii) to the extent such Tax Proceeding relates to a Pre‑Closing Tax Period of the Company or any of its Subsidiaries. The Purchaser shall control all other Tax Proceedings with respect to the Surviving Company, the Company or any of its Subsidiaries (including, for the avoidance of doubt, any Tax Proceeding relating to the Straddle Period of the Company or any of its Subsidiaries). The Representative shall consult with the Purchaser regarding any Tax Proceeding it controls with respect to the Surviving Company, the Company or any of its Subsidiaries, provide the Purchaser with information and documents related thereto, permit the Purchaser or its representative to attend any such Tax Proceeding, and not settle any such issue without the consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed). In the event that the Representative does not elect to control a Tax Proceeding for which the Purchaser could assert a claim pursuant to Section 11.01 or such Tax Proceeding is related to a Straddle Period of the Company or any of its Subsidiaries, the Purchaser shall consult with the Representative regarding any Tax Proceeding with respect to the Surviving Company, the Company or any of its Subsidiaries that includes any item the adjustment of which would cause any Unitholder or Optionholder to become obligated to make any payment pursuant to Section 11.01, provide the Representative with information and documents related thereto, permit the Representative or his representative to attend any such Tax Proceeding, and not settle any such issue without the consent of the Representative (which consent shall not be unreasonably withheld, conditioned or delayed). For the avoidance of doubt, to the extent the provisions of this Section 12.04(b) conflict with the provisions of Section 11.05, the provisions of this Section 12.04(b) shall prevail.

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12.06    Termination of Tax‑Sharing Agreements. All Tax sharing agreements or similar arrangements with respect to or involving the Company and its Subsidiaries (other than any agreement entered into in the ordinary course of business and not primarily concerning Taxes) shall be terminated prior to the Closing Date and, after the Closing Date, the Company shall not be bound thereby or have any liability thereunder for amounts due in respect of periods ending on or before the Closing Date.
12.07    No Intermediary Transaction Tax Shelter. The Purchaser shall not take any action or cause any action to be taken with respect to the Company or the Surviving Company subsequent to the Closing that would cause the transactions contemplated hereby to constitute part of a transaction that is the same as, or substantially similar to, the "Intermediary Transaction Tax Shelter" described in Internal Revenue Service Notice 2001‑16, 2001 1 C.B. 730, and Internal Revenue Service Notice 2008‑20 I.R.B. 2008 6 (January 17, 2008), and Internal Revenue Service Notice 2008‑111 I.R.B. 1299 (December 1, 2008).
12.08    Valuation Firm. Any dispute as to any matter covered by this Article XII shall be resolved by the Valuation Firm, and the past practices of the Company shall be the Valuation Firm's standard for resolution of any such dispute wherever applicable. The fees and expenses of the Valuation Firm in respect of resolution of any such dispute shall be borne equally by the Representative (on behalf of the Unitholders and Optionholders), on the one hand, and the Surviving Company, on the other hand.

ARTICLE XIII
MISCELLANEOUS

13.01    Press Releases and Communications. Except as set forth below in this Section 13.01, no press release or public announcement related to this Agreement or the transactions contemplated herein, shall be issued or made without the joint approval of the Purchaser and the Representative, which shall not be not be unreasonably withheld, conditioned or delayed. The Purchaser and the Representative agree to cooperate in issuing any press release or other public announcement concerning this Agreement or the transactions contemplated herein. Purchaser and the Representative shall each furnish to the other drafts of all such press releases or public announcements prior to their release. Nothing contained in this Section 13.01 shall prevent (a) any party, upon the reasonable advice of counsel, from furnishing at any time any information to any Governmental Body or from making any disclosures required under applicable Law, including without limitation as may be required in connection with the Purchaser's or its Affiliate's obligations to make certain filings with the Securities and Exchange Commission (the "SEC") or announcements pursuant to the requirements of the New York Stock Exchange; provided, however, prior to the filing of the 8‑K announcing the transactions contemplated hereby or issuance of the initial press release regarding the transaction contemplated hereby, the Purchaser shall use commercially reasonable efforts to allow the Representative reasonable time to comment thereon in advance of such filing or issuance, and the Purchaser shall reasonably consider any comments provided by the Representative, and (b) the Representative and the Purchaser from communicating with its and its respective Affiliates' investors or the Company communicating with securities analysts in accordance with the Regulation FD under the Securities Exchange Act of 1934, as amended, relating to this Agreement and the transactions contemplated herein.
13.02    Expenses. Whether or not the Closing takes place, except as otherwise provided herein, all fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, brokers or other representatives and consultants and appraisal fees, costs and expenses, and travel, lodging,

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entertainment and associated expenses) incurred in connection with the negotiation of this Agreement and the other agreements contemplated hereby, the performance of this Agreement and the other agreements contemplated hereby, and the consummation of the transactions contemplated hereby and thereby (a) by the Company, the Unitholders or the Optionholders shall be paid by the Unitholders and Optionholders or, prior to the Closing, by the Company, or (b) by the Purchaser or the Merger Sub shall be paid by the Purchaser; provided, that if the Closing occurs, the Surviving Company shall pay such fees, costs and expenses of the Purchaser and the Merger Sub (it being acknowledged that such fees, costs and expenses shall not be considered Transaction Expenses hereunder and will not be included as a payable in the calculation of Working Capital hereunder). Notwithstanding the foregoing, all fees, costs and expenses of the twelve (12) month audit of the financial statements of the Company or any of its Subsidiaries for the period ending June 30, 2016 shall be paid (i) by the Purchaser if the Closing does not occur for any reason and (ii) by the Surviving Company if the Closing occurs (it being acknowledged that such fees costs and expenses shall not be considered Transaction Expenses hereunder and will not be included as a payable in the calculation of Working Capital hereunder). Without limiting the generality of the foregoing, the Purchaser shall pay any and all expenses relating to surveys, title insurance and environmental due diligence, including any "Phase I" environmental review; provided, that no "Phase II" environmental review will be conducted prior to the Closing without the prior written consent of the Company and, to the extent such consent is given, any and all expenses relating to such "Phase II" environmental review shall be paid by the Purchaser.
13.03    Notices. Except as otherwise expressly provided herein, all notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) when transmitted via telecopy (or other facsimile device) to the number set out below or transmitted by electronic mail if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), (c) the day following the day (except if not a Business Day, then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service or (d) the third Business Day following the day on which the same is sent by certified or registered mail, postage prepaid, in each case to the respective parties hereto at the address set forth below, or at such other address as such party may specify by written notice to the other party hereto:

Notices to the Purchaser, the Merger Sub or, following the Closing, the Surviving Company:

CIRCOR International, Inc. 30 Corporate Drive, Suite 200 Burlington, MA 01803 Attention: Scott A. Buckhout, President and Chief Executive Officer Facsimile: (781) 270‑1285 Email: scott.buckhout@circor.com with a copy to:

Nutter, McClennen & Fish, LLP 155 Seaport Boulevard Boston, Massachusetts 02210 Attention: Adam B. Ghander Facsimile: (617) 310‑9991 Email: aghander@nutter.com

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Notices to the Representative:

c/o Sun Capital Partners, Inc.
5200 Town Center Circle, Suite 600
Boca Raton, Florida 33486
Attention: C. Deryl Couch, Aaron Wolfe and Jared Wien
Facsimile: (561) 394‑0540
Email: dcouch@suncappart.com
                   awolfe@sunccappart.com and jwien@suncappart.com

with a copy to:

Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60654
Attention: Douglas C. Gessner, P.C., Jeremy S. Liss, P.C.
   and Corey D. Fox
Facsimile: (312) 862‑2200
Email: douglas.gessner@kirkland.com
                   jeremy.liss@kirkland.com and corey.fox@kirkland.com

Notices to the Company:

Downstream Holding, LLC 9890 Jordan Gateway Sandy, UT 84070 Attention: Ruben Lah Email: rlah@criticalflowsolutions.com with a copy to each of:

Sun Capital Partners, Inc.
5200 Town Center Circle, Suite 600
Boca Raton, Florida 33486
Attention: C. Deryl Couch, Aaron Wolfe and Jared Wien
Facsimile: (561) 394‑0540
Email: dcouch@suncappart.com
             awolfe@sunccappart.com and jwien@suncappart.com

with a copy to:

Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60654
Attention: Douglas C. Gessner, P.C., Jeremy S. Liss, P.C.
      and Corey D. Fox
Facsimile: (312) 862‑2200
Email: douglas.gessner@kirkland.com
                jeremy.liss@kirkland.com and
                corey.fox@kirkland.com

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13.04    Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by either the Purchaser or the Company without the prior written consent of the other party; provided, that each of the Purchaser, the Merger Sub and the Surviving Company may assign their respective rights under this Agreement to their lenders as collateral security for their obligations under any of their secured debt financing arrangements; provided, further, no assignment shall relieve the assignors of their respective obligations or liabilities under this Agreement except with the written consent of the other party (which consent may be provided or withheld in such party's sole discretion).
13.05    Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.
13.06    Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Person. The headings of the sections and paragraphs of this Agreement have been inserted for convenience of reference only and shall in no way restrict or otherwise modify any of the terms or provisions hereof. In the event a subject matter is addressed in more than one (1) representation and warranty in Article V, the Purchaser and the Merger Sub shall be entitled to rely only on the most specific representation and warranty addressing such matter. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement, the Disclosure Schedules or exhibits is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the Ordinary Course of Business, and no party shall use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement, the Disclosure Schedules, or exhibits in any dispute or controversy between the parties hereto as to whether any obligation, item or matter not set forth or included in this Agreement, the Disclosure Schedules, or exhibits is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the Ordinary Course of Business for purposes of this Agreement. In addition, matters reflected in the Disclosure Schedules are not necessarily limited to matters required by this Agreement to be reflected in the Disclosure Schedules. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature. The information contained in this Agreement, in the Disclosure Schedules, and exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any party hereto to any third‑party of any matter whatsoever (including any violation of Law or breach of contract).
13.07    Amendment and Waiver. Except as provided herein, any provision of this Agreement or the Disclosure Schedules or exhibits hereto may be amended or waived only in a writing signed by the Purchaser, the Company and the Representative. No waiver of any provision hereunder or any breach or default thereof shall extend to or affect in any way any other provision or prior or subsequent breach or default.
13.08    Complete Agreement. This Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith contain the complete agreement

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between the parties hereto and supersede any prior understandings, agreements or representations by or between the parties hereto, written or oral, which may have related to the subject matter hereof in any way, including that certain letter of intent, dated August 26, 2016, as amended, by and between the Company and the Purchaser and the Confidentiality Agreement.
13.09    Third‑Party Beneficiaries. The Unitholders and Optionholders are third‑party beneficiaries of this Agreement and may suffer losses for any breach of this Agreement by Purchaser (or, after the Closing, the Surviving Company or the Merger Sub). The provisions of this Agreement are intended for the benefit of, and shall be enforceable by the Representative for the benefit of, the Unitholders and Optionholders, and the Representative shall have the right, but not the obligation, to enforce any obligations of the Purchaser, Merger Sub, or the Surviving Company under this Agreement for the benefit of the Unitholders and Optionholders. Section 8.02 shall be enforceable by each of the current and former officers, directors or similar functionaries of the Company and its Subsidiaries and his or her heirs and representatives. Except as otherwise expressly provided herein, nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement, the Unitholders, the Optionholders, and, for purposes of Section 8.02, each of the current and former officers, directors or similar functionaries of the Company and its Subsidiaries and his or her heirs and representatives, any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement.
13.10    Counterparts. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, may be executed in one (1) or more counterparts, all of which shall constitute one and the same instrument. Any such counterpart, to the extent delivered by means of a facsimile machine or by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail (any such delivery, an "Electronic Delivery") shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto, each other party hereto or thereto shall re execute the original form of this Agreement and deliver such form to all other parties hereto. No party hereto shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent such defense relates to lack of authenticity.
13.11    Governing Law; Jurisdiction. All issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the exhibits and schedules hereto, and all claims and disputes arising hereunder or thereunder or in connection herewith or therewith, whether purporting to sound in contract or tort, or at law or in equity, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice of Law or conflict of Law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. The parties hereto hereby agree and consent to be subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, to the extent such court declines jurisdiction, first to any federal court, or second, to any state court, each located in Wilmington, Delaware, and hereby waive the right to assert the lack of personal or subject matter jurisdiction or improper venue in connection with any such suit, action or other proceeding. In furtherance of the foregoing, each of the parties hereto (a) waives the defense of inconvenient forum, (b) agrees not to commence any suit, action or other proceeding arising out of this Agreement or any transactions contemplated hereby other than in any such court, and (c) agrees that a final judgment in any such suit, action or other proceeding shall be conclusive and may be enforced in other jurisdictions by suit or judgment or in any other manner provided by Law. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY LITIGATION, ACTION, PROCEEDING, CROSS‑CLAIM, OR COUNTERCLAIM IN ANY COURT (WHETHER BASED ON CONTRACT, TORT, OR

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OTHERWISE) ARISING OUT OF, RELATING TO OR IN CONNECTION WITH (i) THIS AGREEMENT OR THE VALIDITY, PERFORMANCE, INTERPRETATION, COLLECTION OR ENFORCEMENT HEREOF OR (ii) THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, AUTHORIZATION, EXECUTION, DELIVERY, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.
13.12    Consents. The Purchaser acknowledges that certain consents to the transactions contemplated by this Agreement may be required from parties to contracts, leases, licenses or other agreements to which the Company or its Subsidiaries is a party (including the contracts set forth on the Contracts Schedule) and such consents have not been obtained. The Purchaser agrees and acknowledges that neither the Unitholders (including the Representative) nor the Optionholders shall have any liability whatsoever to the Purchaser (or, after the Closing, the Surviving Company) (and the Purchaser, or after the Closing, the Surviving Company, shall not be entitled to assert any claims) arising out of or relating to the failure to obtain any consents that may have been or may be required in connection with the transactions contemplated by this Agreement or because of the default, acceleration or termination of any such contract, lease, license or other agreement as a result thereof and that nothing in this Agreement shall require the Representative, the Unitholders, the Optionholders, the Company or its Subsidiaries to expend any money or incur any fees or liabilities to obtain any such consent. The Purchaser further agrees that no representation, warranty or covenant of the Company contained herein shall be breached or deemed breached and no condition of the Purchaser or the Merger Sub shall be deemed not to be satisfied as a result of the failure to obtain any consent or as a result of any such default, acceleration or termination or any lawsuit, action, claim, proceeding or investigation commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any consent or any such default, acceleration or termination.
13.13    Representative.
(a)    The Representative is hereby irrevocably appointed as the representative, agent, proxy, and attorney in fact (coupled with an interest) for all the Unitholders and Optionholders for all purposes under this Agreement including the full power and authority on the Unitholders' and Optionholders' behalf: (i) to consummate the transactions contemplated under this Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith, (ii) to negotiate claims and disputes arising under, or relating to, this Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith (including, for the avoidance of doubt, the adjustment of Closing Cash Proceeds contemplated by Section 3.03 and claims for indemnification under Article XI), (iii) to receive and disburse to, or caused to be received or disbursed to, any Unitholder or Optionholder any funds received on behalf of such Unitholder or Optionholder under this Agreement (including, for the avoidance of doubt, any portion of the Merger Consideration) or otherwise, (iv) to withhold any amounts received on behalf of any Unitholder or Optionholder pursuant to this Agreement (including, for the avoidance of doubt, any portion of the Merger Consideration) or to satisfy (on behalf of the Unitholders and Optionholders) any and all obligations or liabilities of any Unitholder, Optionholder or the Representative in the performance of any of their commitments hereunder (including, for the avoidance of doubt, the satisfaction of payment obligations (on behalf of the Unitholders and Optionholders) in connection with the adjustment of Closing Cash Proceeds contemplated by Section 3.03 or the indemnification of the Purchaser Indemnified Parties under Article XI), (v) to execute and deliver any amendment or waiver to this Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith (without the prior approval of any Unitholder or Optionholder), (vi) to receive and disburse to, or cause to be received or disbursed to, any individual pursuant to any incentive compensation agreement providing for a transaction bonus, in effect as of the Closing and (vii)  to take all other actions to be taken by or on behalf of any Unitholder or Optionholder in connection with this Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith. Such agency and proxy are coupled with an interest, are therefore irrevocable without the consent of the

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Representative and shall survive the death, incapacity, bankruptcy, dissolution or liquidation of each Unitholder and Optionholder. All decisions and actions by the Representative shall be binding upon each Unitholder and Optionholder, and no Unitholder or Optionholder shall have the right to object, dissent, protest or otherwise contest the same. The Representative shall have no duties or obligations hereunder, including any fiduciary duties, except those set forth herein, and such duties and obligations shall be determined solely by the express provisions of this Agreement.
(b)    The Representative and its Non‑Recourse Parties shall be indemnified, held harmless and reimbursed by each Unitholder and Optionholder severally (based on each Unitholder's and Optionholder's Indemnity Allocation Percentage), and not jointly, against all costs, expenses (including reasonable attorneys' fees), judgments, fines and amounts paid or incurred by the Representative and its Non‑Recourse Parties in connection with any claim, action, suit or proceeding to which the Representative or such other Person is made a party by reason of the fact that it is or was acting as the Representative pursuant to the terms of this Agreement (including, for the avoidance of doubt, the satisfaction of payment obligations (on behalf of the Unitholders and Optionholders) in connection with the adjustment of Closing Cash Proceeds contemplated by Section 3.03 or the indemnification of the Purchaser Indemnified Parties under Article XI). Any and all amounts paid or incurred by the Representative and its Non‑Recourse Parties in connection with any claim, action, suit or proceeding to which the Representative or such other Person is made a party by reason of the fact that it is or was acting as the Representative pursuant to the terms of this Agreement are on behalf of the Unitholders and Optionholders (and, not for the avoidance, on behalf of the Representative in any other capacity, as a Unitholder or otherwise).
(c)    Neither the Representative nor any of its Non‑Recourse Parties shall incur any liability to any Unitholder or Optionholder by virtue of the failure or refusal of the Representative or any of its Non‑Recourse Parties for any reason to consummate the transactions contemplated hereby or relating to the performance of their duties hereunder. The Representative and its Non‑Recourse Parties shall have no liability in respect of any action, claim or proceeding brought against any such Person by any Unitholder or Optionholder, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise, if any such Person took or omitted taking any action in good faith.
(d)    If the Representative pays or causes to be paid any amounts (on behalf of the Unitholders and Optionholders) in connection with any obligation or liability of a Unitholder or Optionholder in connection with the transactions contemplated hereby (including, for the avoidance of doubt, the adjustment of Closing Cash Proceeds contemplated by Section 3.03, the indemnification of the Purchaser Indemnified Parties under Article XI or the payment of the Earn‑Out Amount (if any) pursuant to Section 3.04), any such payments and the reasonable expenses of the Representative incurred in administering or defending the underlying dispute or claim may be reimbursed, when and as incurred, from the Representative Holdback Amount (and, if not so reimbursed from the Representative Holdback Amount, the Representative shall be indemnified, held harmless and reimbursed by each Unitholder and Optionholder severally (based on each Unitholder's and Optionholder's Indemnity Allocation Percentage), and not jointly, for such amount(s)). The Representative may, in its sole and absolute discretion, distribute, or caused to be distributed, any or all of the funds received or held by it on behalf of the Unitholders and Optionholders (including, for the avoidance of doubt, any portion of the Merger Consideration) to one or more Unitholders or Optionholders at any time after the date hereof, which such distribution(s) of funds may be different (i.e., with respect to amount, timing, conditionality or otherwise) for each Unitholder and Optionholder. Upon full reimbursement of all expenses, costs, obligations or liabilities incurred by the Representative in the performance of its duties hereunder, the Representative shall distribute, or caused to be distributed, all remaining funds held by it on behalf of the Unitholders and Optionholders to the Unitholders and Optionholders.

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(e)    Notwithstanding anything to the contrary set forth herein, the Representative and its Affiliates shall not be liable for any Loss to any Unitholder or Optionholder for any action taken or not taken by the Representative or for any act or omission taken or not taken in reliance upon the actions taken or not taken or decisions, communications or writings made, given or executed by the Purchaser or the Merger Sub or the Surviving Company.
(f)    Except as may have been expressly and specifically agreed to in writing by a Unitholder or Optionholder, on the one hand, and Kirkland & Ellis LLP ("K&E LLP"), on the other hand, and except for the Representative, Sun Capital Partners, Inc. and their respective Affiliates (i) K&E LLP has not and is not representing, and shall not be deemed to have represented any Unitholder or Optionholder in connection with the transactions contemplated hereby, and (ii) K&E LLP has not and is not providing any advice or counsel (including legal advice or counsel), and shall not be deemed to have provided counsel or advice, to any Unitholder or Optionholder in connection with the transactions contemplated hereby. Each Unitholder and Optionholder agrees that K&E LLP may represent the Representative, Sun Capital Partners, Inc., and their respective Affiliates in any matter related to the transaction completed hereby including matters which maybe adverse to such Unitholders or Optionholders and, in furtherance thereof, each Unitholder and Optionholder consents to, and waives, without limitation, restriction or condition of any kind, any actual or potential conflict or other actual or potential objection with respect to K&E LLP's representation of the Representative, Sun Capital Partners, Inc., and their respective Affiliates in any matter related to the transaction completed hereby.
13.14    Legal Representation. Following consummation of the transactions contemplated hereby, K&E LLP may serve as counsel to each and any of the Representative, the Unitholders, the Optionholders and their respective Non‑Recourse Parties, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement notwithstanding such representation or any continued representation of any other Person (including the Representative, Sun Capital Partners, Inc. and their respective Affiliates), and each of the parties (on behalf of itself and each of its Non‑Recourse Parties) hereto consents thereto and waives any conflict of interest arising therefrom. The decision to represent any of the Representative, the Unitholders, the Optionholders and their respective Non‑Recourse Parties shall be solely that of K&E LLP. Any privilege attaching as a result of K&E LLP representing the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement shall survive the Closing and shall remain in effect; provided, that such privilege from and after the Closing shall be assigned to and controlled by the Representative. In furtherance of the foregoing, each of the parties hereto agrees to take the steps necessary to ensure that any privilege attaching as a result of K&E LLP representing the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement shall survive the Closing, remain in effect and be assigned to and controlled by the Representative. As to any privileged attorney client communications between K&E LLP and the Company or any of its Subsidiaries prior to the Closing Date (collectively, the "Privileged Communications"), the Purchaser, the Merger Sub and the Company (including, after the Closing, the Surviving Company), together with any of their respective Affiliates, successors or assigns, agree that no such party may use or rely on any of the Privileged Communications in any action or claim against or involving any of the parties hereto or any of their respective Non‑Recourse Parties after the Closing. The Surviving Company further agrees that, on its own behalf and on behalf of its Subsidiaries, K&E LLP retention by the Surviving Company or any of its respective Subsidiaries shall be deemed completed and terminated without any further action by any Person effective as of the Closing.
13.15    Sources of Recovery.
(a)    The Purchaser and the Merger Sub hereby agree and acknowledge that its right to any payment to be made pursuant to Article XI and Article XII (together with the Purchaser's rights under

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the Escrow Agreement) shall be the Purchaser Indemnified Parties' sole and exclusive source of recovery for any amounts owing to the Purchaser pursuant to Article XI or Article XII, respectively.
(b)    The Purchaser hereby agrees and acknowledges that its right to any payment to be made pursuant to Section 3.03(h)(i) (together with the Purchaser's rights under the Escrow Agreement with respect to the Purchase Price Adjustment Amount) shall be the Purchaser's sole and exclusive source of recovery for any amounts owing to the Purchaser pursuant to Section 3.03(h)(i).
(c)    The Purchaser hereby acknowledges and agrees that, except as expressly provided in Article IX and the foregoing Sections 13.15(a) and 13.15(b), and pursuant to the express terms and conditions of the Letters of Transmittal and the Option Cancellation Agreements, none of the Company, nor any of the Seller Indemnified Parties, shall have any liability, responsibility or obligation arising under this Agreement or any exhibit or Schedule hereto, or any ancillary agreement, certificate or other document entered into, made, delivered, or made available in connection herewith, or as a result of any of the transactions contemplated hereby or thereby, such Article IX and Sections 13.15(a) and 13.15(b) and the terms and conditions of the Letters of Transmittal and the Option Cancellation Agreements being the sole and exclusive remedy for all claims, disputes and losses arising hereunder or thereunder or in connection herewith or therewith, whether purporting to sound in contract or tort, or at law or in equity, or otherwise.
(d)    Notwithstanding any provision of this Agreement or otherwise, the parties to this Agreement agree on their own behalf and on behalf of their respective Subsidiaries and Affiliates that no Non‑Recourse Party of a party to this Agreement shall have any liability relating to this Agreement or any of the transactions contemplated herein except to the extent agreed to in writing by such Non‑Recourse Party.
13.16    Deliveries to the Purchaser. The Purchaser agrees and acknowledges that all documents or other items delivered in writing (including by electronic mail) to the Purchaser or its representatives in connection with the transactions contemplated by this Agreement or uploaded and made available in the Virtual Data Room on or before the date that is one (1) Business Day prior to the date hereof and remain available for viewing on the date hereof shall be deemed to have been delivered, provided or made available to the Purchaser, the Merger Sub or their representatives for all purposes hereunder.
13.17    Conflict Between Transaction Documents. The parties hereto agree and acknowledge that to the extent any terms and provisions of this Agreement are in any way inconsistent with or in conflict with any term, condition or provision of any other agreement, document or instrument contemplated hereby, this Agreement shall govern and control.
13.18    Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or legal remedies would not be an adequate remedy for any such damages. Therefore, it is accordingly agreed that each party shall be entitled to enforce specifically the terms and provisions of this Agreement, or to enforce compliance with, the covenants and obligations of any other party, in any court of competent jurisdiction, and appropriate injunctive relief shall be granted in connection therewith. Any party seeking an injunction, a decree or order of specific performance shall not be required to provide any bond or other security in connection therewith and any such remedy shall be in addition and not in substitution for any other remedy to which such party is entitled at law or in equity.
13.19    Relationship of the Parties. Nothing in this Agreement shall be deemed to constitute the parties hereto as joint venturers, alter egos, partners or participants in an unincorporated business or other separate entity, nor, except as expressly and specifically set forth in Section 13.12, in any manner create

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any principal‑agent, fiduciary or other special relationship between the parties hereto. No party shall have any duties (including fiduciary duties) towards any other party hereto except as specifically set forth herein.
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IN WITNESS WHEREOF, the parties hereto have executed this Agreement and Plan of Merger on the date first above written.

The Company:
Downstream Holding, LLC

By: /s/ John Furka
Name: John Furka
Title: Chief Financial Officer

The Purchaser:

CIRCOR International, Inc.

By: /s/ Arjun Sharma
Name: Arjun Sharma
Title: Vice President, Business Development

The Merger Sub:
Downstream Acquisition LLC
By: /s/ Rajeev Bhalla
Name: Rajeev Bhalla
Title:Manager
The Representative: (as the Representative and as a Unitholder)
Sun Downstream, LP By: Sun Holdings VI, LLC Its: General Partner

By: /s/ Michael J. McConvery
Name: Michael J. McConvery
Title: Vice President and Assistant Secretary